PRODUCTS. TECHNOLOGY. SERVICES. DELIVERED GLOBALLY.


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APR 18 2011
211
Section



Annual Report 2010

ANIXTER

The Anixter Difference

As the global economy continues its climb out of what many consider the worst economic crisis since the Great Depression, Anixter is connecting with people in new and innovative ways to bring more value to customers, suppliers and investors. Key investments will continue to position Anixter and its value to the global marketplace: innovative technologies, integrated applications and platforms, employees that provide high-value supply chain solutions, and technical experts to keep Anixter at the forefront of business.

As companies continue to shift their focus from conservation to growth, Anixter is approaching each customer challenge with creativity and energy to bring measurable value. Through our large, global and specialized sales organization and support groups, we will continue to remain close to our customers, helping them make informed product and technical decisions while enabling them to reduce their costs and complexity in procurement and deployment.

With a global investment in 50 countries to better connect employees, suppliers and customers, Anixter is working in parallel with industry trends and market demands to capture more global market share and better serve its customers. By driving integrated growth across its three business units, Anixter is providing streamlined operations and cost savings opportunities for customers worldwide.



"With strong cost and cash flow management, we were able to pursue growth investments while returning capital to our shareholders."

– Bob Eck, President and Chief Executive Officer

This year, Anixter internally launched its Out of the Blue program, a vehicle that taps into employees' on-the-job knowledge and gives them opportunities to make a difference in Anixter's programs, systems and processes. With approximately 1,600 submissions, Anixter has provided an outlet for employees to improve processes, lower costs and generate revenue for the company.



Enterprise Cabling & Security Solutions

Anixter's largest business unit—Enterprise Cabling & Security Solutions—stays focused on infrastructure by staying at the forefront of emerging technologies, having exceptional global expertise and actively participating in network and security infrastructure standards associations. Anixter supports this expertise with innovative Supply Chain Solutions that deliver customized support and service around the world. By simplifying material management at the job site, Anixter helps customers improve the speed of installation, lower the total cost of deployment and ensure technical infrastructures are delivered as specified.

As businesses look for new and innovative ways to connect their businesses across the globe, Anixter is developing solutions to meet the need for more integrated building, data center, security and manufacturing systems. Through its expanded ipAssured℠ offering, Anixter now extends infrastructure assurance from security networks to the data center to continue to help its customers make informed purchasing decisions.

Anixter is also doubling the size of its already groundbreaking Infrastructure Solutions Lab℠ to provide customers and suppliers an even broader offering of security, data center and industrial automation technologies. To better extend the Lab's capabilities to support enterprise cabling and security customers around the globe, Anixter developed the Technical Services Group, a collection of 70 technical experts who provide objective technical expertise to customers so they can make better, more informed decisions.


Canada 8%
Europe 13%
Emerging Markets 16%
U.S. 63%

Business Unit by Region

$2.9 billion dollars in sales for 2010



Electrical and Electronic Wire & Cable

Electrical and Electronic Wire & Cable is Anixter's second largest business unit. With more than 50 years of experience and more than 500 global sales professionals, Anixter provides customers with world-class technical resources, products and support. Through innovative programs and customer support, Anixter continues to maintain its status as the largest distributor of wire and cable products in the world.

Anixter brings technical and engineering support to customers through codes and standards interpretation, product selection assistance, on-site customer seminars and customer specification reviews. Staying focused on the industry trends, in 2010, Anixter launched its smart grid initiative called the IP Connected Grid℠, and in 2011, Anixter will additionally focus on Industrial Ethernet for factory floor operations.

By expanding its offerings globally and working closely with OEM Supply and Enterprise Cabling & Security Solutions, the Electrical and Electronic Wire & Cable division is continuing to support industrial and OEM markets with innovative supply chain offerings. Whether it is recommending the right power cable for smart grid and alternative energy applications or providing unique material management solutions for a factory, Anixter's technical expertise and knowledgeable sales staff continue to help industrial and OEM customers successfully manage wire, cable and accessory product sourcing and deployment.


Canada 24%
Europe 17%
U.S. 57%
Emerging Markets 2%

Business Unit by Region

$1.6 billion dollars in sales for 2010



OEM Supply

For Anixter's OEM Supply business, customers are experiencing the benefits of continued focus in READY!℠ Material Management Services and quality management. By listening and constantly reviewing customers' needs for material management, part rationalization, quality control and process efficiencies, Anixter invests in its people to meet the need for quality parts and a reliable supply chain.

Anixter's acquisition of Quality Screw & Nut Company's (QSN) manufacturing facility in Wood Dale, Illinois, offers maximum product knowledge, engineering and purchasing expertise, quality assurance, manufacturing expertise, in-house IT support and commitment to customized local service. Through its global Quality Management System, Anixter covers product quality, laboratory testing, product approvals (ISIR/PPAP), application engineering, and coding and database projects. Anixter's key technical staff has skills and expertise unrivalled in the distribution sector.

Backed by industry-recognized accreditation, Anixter's Quality Labs can provide routine inspection of customers' products, full metallurgical evaluations and failure investigations. Anixter aims for zero-defect performance on behalf of its customers and provides engineering support throughout the entire process from application review and design conception to finished parts and line trial.


Europe 40%
Canada 1%
U.S. 55%
Emerging Markets 4%

Business Unit by Region

$1.0 billion dollars in sales for 2010



Financial Highlights

Fiscal Year	2010	2009	2008	2007	2006
(In millions, except per share and percentage amounts)					
Net Sales	**$5,472.1**	$4,982.4	$6,136.6	$5,852.9	$4,938.6
Operating Income	**266.2**	103.5	391.9	439.1	337.1
Operating Margins	**4.9%**	2.1%	6.4%	7.5%	6.8%
Net (Loss) Income	**108.5**	(29.3)	187.9	245.5	206.3
Diluted (Loss) Income per Share	**3.05**	(0.83)	4.87	5.81	4.79
Cash Flow from Operations	**$ 195.2**	$ 440.9	$ 125.0	$ 138.2	$ (40.0)
Capital Expenditures	**19.6**	21.9	32.4	36.1	24.8
Working Capital	**$1,210.0**	$1,381.0	$1,350.9	$1,439.0	$1,097.8
Total Assets	**2,933.3**	2,671.7	3,062.4	2,981.4	2,563.0
Total Debt	**892.4**	830.1	1,102.0	943.2	807.1
Stockholders' Equity	**1,010.8**	1,024.1	1,072.8	1,092.5	961.4
Return on Equity	**10.8%**	(2.8)%	16.8%	24.3%	24.8%
Debt-to-Total Capital	**46.9%**	44.8%	50.7%	46.3%	45.6%
Special Dividends, per Share	**3.25**	–	–	–	–
End-of-Year Stock Price, per Share	**59.73**	47.10	32.17	62.27	54.30
Total Shareholder Return	**34.6%**	46.4%	(48.3)%	14.7%	38.8%


Net Sales
(dollars in billions)
$4.9
$5.9
$6.1
$5.0
$5.5
'06
'07
'08
'09
'10


Cash Flow from Operations
(dollars in millions)
($40)
$138
$125
$441
$195
'06
'07
'08
'09
'10


Debt-to-Total Capital
(in percent)
45.6%
46.3%
50.7%
44.8%
46.9%
'06
'07
'08
'09
'10


Total Shareholder Return
(in percent)
38.8%
14.7%
(48.3)%
46.4%
34.6%
'06
'07
'08
'09
'10

Products. Technology. Services. Delivered Globally.

ANIXTER


SAMUEL ZELL
Chairman

ROBERT J. ECK
President and Chief Executive Officer

DENNIS J. LETHAM
Executive Vice President—Finance and Chief Financial Officer

Dear Shareholders

Overview

After experiencing one of the most challenging years in Anixter's history in 2009, our global performance in 2010 exceeded our aggressive internal goals as we successfully navigated out of one of the deepest and most severe economic recessions ever. We not only survived the macroeconomic challenges, but we also emerged as a stronger, more competitive company positioned to take advantage of the opportunities arising in each of our end markets.

From the fourth quarter of 2008 through the first quarter of 2010, the lower demand that affected all of our end markets and geographies drove an intense focus on right-sizing our cost structure and generating cash from the balance sheet as we optimized our working capital to account for the weaker business activity. Our successes this past year, however, were a direct result of our ability to prudently manage an appropriate and sometimes delicate balance in our business. During 2010, we opportunistically pursued revenue growth while at the same time making further improvements in working capital. In addition, we balanced strict cost-structure management with strategic growth investments and further demonstrated the ability to grow our business. At the same time, we restructured our balance sheet to substantially lower ongoing interest expense and shareholder dilution and returned capital to our shareholders through share repurchases and a special dividend.

In last year's letter to shareholders, we noted that the cost-structure improvements taken in 2009 positioned us well to take advantage of the eventual recovery because our infrastructure could handle substantially more sales volume with minimal variable cost investment. Our view was that as a value-added distributor, we must balance cost reduction with retaining the skills and knowledge necessary to deliver superior service to our customers. We are proud to say that we accomplished that goal during a period when many of our competitors were unable to do so. The somewhat defensive positioning that was necessitated by the recession has been replaced with actions best characterized as "going on the offensive" in each and every market we serve. This strategy ensures that we not only assist our existing customers as their businesses recover and begin to grow, but that we also add new customers and market share through our strategic expansion initiatives.

Anixter's 10 percent sales growth in 2010 was fueled not only by our customers' increasing production levels and higher capital expenditures from the depressed levels of 2009, but also by our ability to increase our share of our customers' business through a wide variety of initiatives targeted at helping them manage their costs and working capital. The broad-based revenue expansion was evidenced by all three end markets and geographic segments contributing to this top-line growth, at rates well in excess of the relatively modest levels of macroeconomic growth experienced globally during 2010. Excluding the special charges from both 2009 and 2010 (which are explained in more detail later in this letter), we delivered excellent earnings leverage from this sales growth, with improvements in operating income and diluted earnings per share of 34 percent and 75 percent, respectively.

Our earnings growth, coupled with a continued focus on working capital efficiency, drove another year of strong cash generation for Anixter. Our cash flow from operations not only supported the working capital needs of a growing business, but also enabled us to repurchase $201 million of outstanding long-term debt. In addition, we returned $206 million of excess capital to our shareholders through the repurchase of $95 million of outstanding shares and in-the-money convertible debt while also paying a special dividend of $111 million. Furthermore, we completed our first acquisition since the fourth quarter of 2008 with the purchase of Clark Security Products, providing an excellent expansion of our already strong $735 million security products business.

This significant return of capital, combined with a very positive stock price appreciation in 2010, provided strong returns for our shareholders. The total shareholder return (stock price change plus dividend) of 35 percent during the year is especially impressive when compared to the S&P 500 appreciation of 13 percent and the industry peer group performance (see stock price performance data in the company's Form 10-K) return of 31 percent.

Strategic Focus

With the tight control of our cost structure and the company's positive operating performance, Anixter is strongly positioned for 2011 with an improved capital structure, robust credit facilities and the cash-generation capabilities necessary to effectively and opportunistically extend our global reach. As we have stated on several occasions, our strategy largely revolves around generating better earnings leverage and shareholder returns from the unique global platform we have built over the past two decades. Our business not only goes to market with a common identity throughout the world, but it also uses the same business systems, operating practices and processes while maintaining common service programs that are managed globally. We continue to believe the "One Anixter" model provides a unique value proposition to customers who, from a supply chain efficiency perspective, are looking to lower their total costs of acquisition, ownership and deployment of the products we sell, as well as employ common transaction and process interfaces with their operations wherever they may be located.

At the same time, this business model provides an efficient and consistent channel to market for the many suppliers we represent. In particular, we help manufacturers grow by driving demand and providing support for their products worldwide, as well as offering efficient delivery in countries where their individual market penetration may be low and costly to support solely on the basis of their own product set. As we grow geographically and by number of products distributed, this value proposition becomes even more compelling.

Our innovative business model positions us to be a leading value-added distributor of industrial products in three end markets: enterprise cabling and security products, electrical and electronic wire and cable, and industrial fasteners. Our business model is centered on the following:

1. Building and expanding customer and supplier relationships through a compelling value proposition based on our technical knowledge of products and their specific applications, and sophisticated supply chain management services
2. Cementing customer loyalty through diverse product offerings that provide complete solutions combined with a first-class level of service
3. Leveraging our global footprint to support both our customers' and suppliers' operations around the world
4. Executing with speed and high quality in all aspects of our business

This model has greatly enhanced our ability to sustain our customer and supplier relationships in any market environment.

Looking ahead, there are three strategic areas on which we can continue to drive growth in 2011. If fully successful, we believe this strategy will provide us with better operating leverage on a country-by-country basis, thereby improving Anixter's operating results and returns in the future. To better optimize performance, it is important that we:

- Expand our product lines and service offerings within each end market globally
- Build out a multiple end-market presence in more countries where we are already established
- Look to drive deeper geographic market penetration within countries where we currently operate, as well as expand geographic coverage to areas that provide growth potential.

By simultaneously pursuing these three goals, we believe we can more fully capitalize on our global footprint and the established cost structure, as well as further diversify our business by both product line and geography. While Anixter seeks to expand on the three areas highlighted above, the company's current product, geographic, end market and customer diversity has provided and will continue to provide a solid platform from which to grow in all market environments.

Product Line Expansion

Product line expansion has always been a key contributor to Anixter's growth profile. One of the best examples of this type of organic growth is the presence we built in the video surveillance and access control market over the past decade that now exceeds $735 million in annual sales. In many countries and regions in which we operate, much of our success has been built on a subset of our global product portfolio. By expanding our product offerings across all countries—not only in the security market, but also with other products—we can achieve a broader and deeper sales mix.

Two examples of our progress in this area include 1) the addition of suppliers and products indigenous to or suited to market requirements of a given country or geographic region; and 2) additional part sets with existing OEM Supply customers. With only a modest inventory investment required and very little incremental operating expense, this type of expansion should improve the operating leverage and profitability in those countries where we expect to achieve increased levels of success.

End-Market Expansion

Our growing global business platform, which now includes 50 countries, was built initially around the enterprise cabling and security end market. Today, our presence in the electrical wire and cable end market remains heavily focused in the United States, Canada and the United Kingdom. Our OEM Supply business was initially built from acquisitions in the United States and the United Kingdom, and it has recently been expanded through smaller acquisitions in France, Germany, Italy and Mexico.

Given that we have established operations in many countries where we have either limited or no previous presence in the electrical wire and cable or industrial fasteners end markets, we are now entering those additional end markets in more countries with minimal incremental investment. Three examples of our progress in this area include 1) investment in wire and cable sales and marketing personnel in the Latin America region; 2) development of relationships with engineering, procurement and construction (EP&C) companies in Europe to expand industrial wire and cable sales on the continent; and 3) establishment of an Asian engineering center and quality inspection lab for our OEM Supply business to support both domestic sales in China, as well as low-cost country sourcing of fasteners for the United States and Europe.

This type of expansion should also increase sales and improve the operational leverage of our existing cost structure. It is also an opportunity to showcase our unique capabilities in being able to negotiate a deal in one country, and work with the customer's engineers on project specifications and supply chain requirements in another country, while ultimately delivering the product in a third country. In some cases, these three countries can also be on three different continents. This strategic expansion is further evidence of our market expertise, which has proven to be an important differentiator from our competition.

Geographic Expansion

In most countries other than the United States, Canada and the United Kingdom, our presence is largely limited to the capital or primary industrial city. With an operational and legal entity structure already present in 47 other countries, there are significant expansion opportunities in some emerging-market countries, such as Brazil and China, where a sales presence can be established in additional cities for a modest incremental investment.

These additional investments will provide greater market coverage for our customers and suppliers while better leveraging our existing business support costs. We can ramp up with a largely variable cost structure until the new locations reach a volume level that supports additional fixed cost investment. Two examples of our progress in this area include 1) investment in sales personnel in two additional cities in Brazil while working with third-party logistics partners; and 2) investment in sales personnel in one additional city in China, also with third-party logistics partners, with additional cities planned throughout 2011. Finally, in December we initiated our first push into Africa, opening a location in Morocco that represents an exciting new frontier for our business.

FINANCIAL REVIEW

2010 Results

Despite a relatively weak economic recovery in 2010, evidenced by low growth rates in virtually all economies around the world, we increased sales by 10 percent versus the prior year. This sales growth consists of 10 percent organic growth, excluding the 1 percent positive impact from increasing copper prices, the 1 percent positive impact of foreign exchange effects and the negative 2 percent effect of exiting a large but unprofitable customer relationship in the fourth quarter of 2009.

Our OEM Supply end market delivered the strongest organic sales growth during the year at 13 percent, as almost all customer verticals began to recover. Both cabling-related businesses experienced strong growth as increased levels of customer capital project spending helped complement an improving day-to-day business. IT-related spending combined with continued robust demand for security products to fuel a 10 percent organic sales increase in our enterprise cabling and security products end market. The electrical and electronic wire and cable business was the last end market to experience the effects of the recession and subsequently did not begin to recover until the second quarter of 2010, resulting in an 8 percent year-on-year increase in organic sales.

After experiencing a strong decline in our European segment during most of 2009, this region exhibited the strongest organic sales improvement in 2010 at 15 percent. This growth was fueled heavily by the OEM Supply business and was especially encouraging given it came from both a recovery in legacy part sets with existing customers as well as new part sets and new customers. The North America and emerging markets segments grew organic sales by 8 percent and 11 percent respectively, with all three end markets contributing to growth in these regions.

Gross margin improved by 20 basis points during the year. The improvement (which excludes the 2009 Venezuelan inventory revaluation charge) was a result of a richer mix of business by end market combined with increased focus on pricing and gross margin optimization initiatives.

Operating expenses continued to be managed very closely by following our model in which spending increases are pulled through by sales growth. Operating expenses were unfavorably affected by an arbitration ruling related to a product liability claim in our OEM Supply business that required a $20 million charge to earnings. It is worth noting that we disagreed with the result and we have appealed the ruling. Excluding the goodwill and severance charges in 2009, the previously disclosed arbitration award (see Note 6 in our Form 10-K dated February 28, 2011, for a more detailed explanation of this charge) and the unfavorable foreign currency effects in 2010, an operating expense increase of 5 percent was entirely driven by volume-related variable expenses as well as higher incentive compensation expense, both related to the stronger overall business performance. As mentioned in last year's shareholder letter, we exited 2009 well positioned to leverage our cost structure in the expected economic recovery. Consequently, operating expenses as a percent of sales dropped by 70 basis points during 2010.

The improved gross margin combined with the lower operating expense rate resulted in a 5.2 percent operating margin, which is 90 basis points better than 2009. As explained above, the gross margin, operating expense and operating margin comparisons all exclude the 2009 goodwill, severance and Venezuelan inventory revaluation charges, as well as the 2010 arbitration award.

During 2010, we repurchased a total of $134 million of higher-cost debt in addition to repurchasing $67 million of convertible debt, which contributed to the interest expense reduction of $13 million from the prior year. Excluding from both years the impact of charges associated with the early retirement of debt and several tax items outlined in the Form 10-K, the combined effect of lower interest expense, foreign exchange and a lower income tax rate allowed us to convert 48 percent of operating earnings to net earnings. These positive actions, combined with a lower share count, drove a very strong 75 percent improvement in diluted earnings per share (excluding all of the above-mentioned special items).

Outlook

Unlike the double-digit growth experienced during the last major economic recovery of the early 2000s, we expect to continue seeing a more muted global recovery as sovereign debt issues, events in the Middle East and continuing high levels of global financial leveraging weigh on improved economic performance. As such, we anticipate this will result in a sales growth rate in the high single digits in 2011. In addition, further improvements in both gross margin and operating expense rates should drive improved operating leverage again in 2011. We also believe that the improved profitability, especially in Europe, will result in some reduction in the effective tax rate.

If the company generates these expected levels of sales increases and improved profitability, we expect to generate strong cash flow from earnings in 2011. Similar to 2010, the modest levels of anticipated sales growth will require minimal additional working capital investments. Building on two years of exceptional cash flow from operations, we expect to further improve the liquidity position of the company in the near term while maintaining the flexibility to respond to more rapid growth in the future.

In addition to benefiting from the macroeconomic improvement, we expect our growth to be fueled by our strategic growth initiatives, which include adding new products to our portfolio where appropriate; developing end-market presence in either Electrical and Electronic Wire & Cable or OEM Supply in countries where our current presence is large, but limited to only the enterprise cabling and security solutions end market; and deepening our geographic presence in high-growth countries, such as Brazil and China, where our current presence is largely confined to the country's principal business city.

In summary, we expect to drive sales growth at a faster rate than local market economic growth rates in all of our businesses and will continue to drive incremental operating earnings leverage at levels higher than our consolidated operating margin. In addition, our strong capital structure should provide us the flexibility to support the working capital requirements of a growing top line. Even though organic growth continues to be a key to the success of the business, it will at times be augmented with the right acquisitions based on their strategic fit with the business and an attractive acquisition price. Our priorities for future cash generation will continue to be short-term reduction of debt, strategic acquisitions, and when appropriate, return of capital to our shareholders.

Conclusion

Thanks to the commitment and tireless efforts of an extremely talented team of Anixter employees, we were able to make 2010 a very successful year for all of our stakeholders. At the same time, despite the fact that we outperformed many of our competitors, we also recognize that just as the global economy has only partially recovered from the recession, we are only part of the way toward building our business back to our pre-recession sales and earnings levels. As proud as we are with the way our global team has responded to the challenges over the last two years, we still have many opportunities to build on what is already a strong and diverse business.

We know that our shareholders, just like all investors, have choices in where to invest their resources. We want to assure each and every shareholder that our strong and experienced leadership team is focused on building on the accomplishments of the past year with the plans and resources in place to make the current year even better for our employees, shareholders, customers and suppliers. We thank all of our stakeholders for their continued support and look forward to an even more successful year in 2011.

Sincerely,



SAMUEL ZELL
Chairman



ROBERT J. ECK
President and Chief Executive Officer



DENNIS J. LETHAM
Executive Vice President—Finance and Chief Financial Officer

Directors and Officers

BOARD OF DIRECTORS

Lord James Blyth [B D]
Chairman, Retired
Diageo plc

Frederic F. Brace [A B D]
Executive Vice President,
Chief Administrative Officer
and Chief Restructuring Officer
The Great Atlantic
and Pacific Tea Company

Linda Walker Bynoe [A B C D]
President and Chief Executive Officer
Telemat Ltd.

Robert J. Eck
President and Chief Executive Officer
Anixter International Inc.

Robert W. Grubbs
President and
Chief Executive Officer, Retired
Anixter International Inc.

F. Philip Handy [B C D]
Chief Executive Officer
Strategic Industries, LLC

Melvyn N. Klein [A B C D]
Founder
Melvyn N. Klein Interests
Private Investor

George Muñoz [A B D]
Principal
Muñoz Investment Banking Group, LLC

Stuart M. Sloan [B D]
Private Investor

Matthew Zell
Managing Director
Equity Group Investments, LLC

Samuel Zell [C]
President and Chairman
Equity Group Investments, LLC
Chairman of the Board of Directors
Anixter International Inc.

A—Audit Committee Member
B—Compensation Committee Member
C—Executive Committee Member
D—Nominating and Governance Committee Member

EXECUTIVE OFFICERS

Robert J. Eck
President and Chief Executive Officer

Dennis J. Letham
Executive Vice President—Finance
and Chief Financial Officer

Ted A. Dosch
Senior Vice President—Global Finance

John A. Dul
Vice President—General Counsel
and Secretary

Terrance A. Faber
Vice President—Controller

Philip F. Meno
Vice President—Taxes

Nancy C. Ross-Dronzek
Vice President—Internal Audit

Rodney A. Shoemaker
Vice President—Treasurer

Rodney A. Smith
Vice President—Human Resources

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K A1/S


Received SEC
APR 18 2011
Washington, DC 20549

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-10212

Anixter International Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	**94-1658138**
(State or other jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

2301 Patriot Blvd.
Glenview, IL 60026
(224) 521-8000
(Address and telephone number of principal executive offices in its charter)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class on Which Registered	Name of Each Exchange on Which Registered
Common stock, $1 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the shares of registrant's Common Stock, $1 par value, held by nonaffiliates of the registrant was approximately $1,183,867,572 as of July 2, 2010.

At February 18, 2011, 34,168,610 shares of registrant's Common Stock, $1 par value, were outstanding.

Documents Incorporated by Reference:

Certain portions of the registrant's Proxy Statement for the 2011 Annual Meeting of Stockholders of Anixter International Inc. are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

(a) General Development of Business

Anixter International Inc., founded in 1957 and headquartered near Chicago, trades on the New York Stock Exchange under the symbol AXE and is engaged in the distribution of communications and security products, electrical wire and cable products and fasteners and other small parts ("C" Class inventory components) through Anixter Inc. and its subsidiaries (collectively "Anixter" or the "Company"). The Company was formerly known as Itel Corporation, which was incorporated in Delaware in 1967. The Company adds value to the distribution process by providing its customers access to innovative inventory management programs, more than 450,000 products and over $1.0 billion in inventory, 228 warehouses with approximately 7 million square feet of space, and locations in 263 cities in 50 countries.

For the fiscal year ended December 31, 2010, Anixter reported sales of $5.5 billion. In 2010, 53.2% of the Company's sales were to the enterprise cabling and security market, 29.3% were to the electrical and electronic wire & cable market and 17.5% were fasteners and other small parts sold to the Original Equipment Manufacturing ("OEM") market. The company derived 59.6% of its 2010 sales from the U.S., 18.7% from Europe, 11.5% from Canada and 10.2% from Emerging Markets (Asia Pacific and Latin America).

The Company's operating philosophy is built on the idea that its customers and the suppliers it represents in the marketplace value a partner with consistent global product offerings, technical product and application support and supply chain service offerings that are supported by a common operating system and business practices that ensure the "same look, touch and feel" to doing business with the Company wherever it supports them in the world.

The Company's growth strategy is built on a foundation of organic growth driven by constant refresh and expansion of its product offering to meet changing marketplace needs. This organic growth approach extends to a constantly evolving set of supply chain services that are designed to lower the customer's total cost of procuring, owning and deploying the products the Company sells. Organic growth will periodically be supplemented with acquisitions where the benefits associated with geographic expansion, market penetration or new product line additions are weighted in favor of "buying versus building."

As the Company looks to recover from the reduction in sales that occurred in 2009 as the result of the global recession, it will seek to drive near term growth in three key areas. First, the Company will continue to focus on product line expansion especially in foreign markets where there are opportunities to expand and localize the product offering to create larger addressable market opportunities. Secondly, the Company will work to drive international expansion through the development of sales locations in additional cities within countries where the Company has an established presence. Lastly, the Company will seek to expand the geographic footprint of its presence in the electrical and electronic wire & cable market and OEM supply market to include more countries where it has an established country presence in the enterprise cabling market. These efforts are anticipated to provide additional growth over and above the growth that is expected to come from a recovering global economy.

Anixter has historically used a balanced approach to capitalizing its business and supporting the capital requirements for growth. With a target debt-to-total capital ratio of 45% to 50% that seeks to optimize the weighted average cost of capital, the Company has balanced the needs for working capital investment to support organic growth, invest in acquisitions and, when appropriate, return capital to shareholders by way of share repurchases and special dividends. In both 2009 and 2010 the Company repurchased and retired 1 million of its outstanding shares. During 2010, the Company also declared a special dividend of $3.25 per common share and paid $111.0 million in an effort to reduce excess liquidity in the business and maintain reasonable levels of financial leverage to optimize costs of capital. The Company also has been able to reduce debt levels over the last two years and, during the fourth quarter of 2010, completed an acquisition of a distributor of security products and locksmith supplies for $36.4 million (net of cash acquired).

(b) Financial Information about Industry Segments

The Company is engaged in the distribution of communications and specialty wire and cable products and "C" Class inventory components from top suppliers to contractors and installers, and also to end users including manufacturers, natural resources companies, utilities and original equipment manufacturers who use the Company's products as a component in their end product. The Company is organized by geographic regions, and accordingly, has identified North America (United States and Canada), Europe and Emerging Markets (Asia Pacific and Latin America) as reportable segments. The Company obtains and coordinates financing, tax, information technology, legal and other related services, certain of which are rebilled to its subsidiaries. Certain corporate expenses are allocated to the segments based primarily on specific identification, projected sales and estimated use of time. Interest expense and other non-operating items are not allocated to the segments or reviewed on a segment basis.

Within each geographic segment, the Company organizes its sales teams based on the anticipated customer use or application of the products sold. Currently, the Company has enterprise cabling and security sales specialists (primarily copper and fiber data cabling, connectivity, security products and related support and supply products), electrical wire and cable sales specialists (primarily power, control and instrumentation cabling) and OEM supply sales specialists (primarily direct production line feed programs of small components to OEMs). All sales teams have access to the full array of products and services offered by the Company and all sales are serviced by the same operations, systems and support functions of the Company.

For certain financial information concerning the Company's business segments, see Note 13. "Business Segments" in the Notes to the Consolidated Financial Statements.

(c) Narrative Description of Business

Overview

The Company is a leader in the provision of advanced inventory management services including procurement, just-in-time delivery, quality assurance testing, advisory engineering services, component kit production, small component assembly and e-commerce and electronic data interchange to a broad spectrum of customers. The Company's comprehensive supply chain management solutions are designed to reduce customer procurement and management costs and enhance overall production or installation efficiencies. Inventory management services are frequently provided under customer contracts for periods in excess of one year and include the interfacing of Anixter and customer information systems and the maintenance of dedicated distribution facilities. These services are provided exclusively in connection with the sales of products, and as such, the price of such services are included in the price of the products delivered to the customer.

Through a combination of its service capabilities and a portfolio of products from industry-leading manufacturers, the Company is a leading global distributor of data, voice, video and security network communication products and the largest North American distributor of specialty wire and cable products. In addition, Anixter is a leading distributor of "C" Class inventory components which are incorporated into a wide variety of end-use applications and include screws, bolts, nuts, washers, pins, rings, fittings, springs, electrical connectors and similar small parts, the majority of which are specialized or highly engineered for particular customer applications.

Customers

The Company sells products to over 100,000 active customers. These customers are international, national, regional and local companies that include end users, installers, integrators and resellers of the Company's products as well as OEMs who use the Company's products as a component of their end product. The Company's customers cover all industry groups including manufacturing, telecommunications, internet service providers, finance, education, healthcare, transportation, utilities, aerospace and defense and government as well as contractors, installers, system integrators, value-added resellers, architects, engineers and wholesale distributors. The Company's customer base is well-diversified with no single customer accounting for more than 2% of sales.

Products

The Company sells over 450,000 products. These products include communications (voice, data, video and security) products used to connect personal computers, peripheral equipment, mainframe equipment, security equipment and various networks to each other. These products consist of an assortment of transmission media (copper and fiber optic cable), connectivity products, support and supply products, and security surveillance and access control products. These products are incorporated into enterprise networks, physical security networks, central switching offices, web hosting sites and remote transmission sites. In addition, Anixter provides electrical wire and cable products, including electrical and electronic wire and cable, control and instrumentation cable and coaxial cable that are used in a wide variety of maintenance, repair and construction-related applications. The Company also provides a wide variety of electrical and electronic wire and cable products, fasteners and other small components that are used by OEMs in manufacturing a wide variety of products.

Suppliers

The Company sources products from approximately 7,000 suppliers. However, approximately 32% of Anixter's dollar volume purchases in 2010 were from its five largest suppliers. An important element of Anixter's overall business strategy is to develop and maintain close relationships with its key suppliers, which include the world's leading manufacturers of communication cabling, connectivity, support and supply products, electrical wire and cable and fasteners. Such relationships emphasize joint product planning, inventory management, technical support, advertising and marketing. In support of this strategy, Anixter generally does not compete with its suppliers in product design or manufacturing activities. Anixter also generally does not sell private label products that carry the Anixter name or a brand name exclusive to Anixter.

The Company's typical distribution agreement includes the following significant terms:

- a non-exclusive right to resell products to any customer in a geographical area (typically defined as a country);
- usually cancelable upon 90 days notice by either party for any reason;
- no minimum purchase requirements, although pricing may change with volume on a prospective basis; and
- the right to pass through the manufacturer's warranty to Anixter's customers.

Distribution and Service Platform

The Company cost-effectively serves its customers' needs through its proprietary computer systems, which connect most of its warehouses and sales offices throughout the world. The systems are designed for sales support, order entry, inventory status, order tracking, credit review and material management. Customers may also conduct business through Anixter's e-commerce platform, one of the most comprehensive, user-friendly and secure websites in the industry.

The Company operates a series of large, modern, regional warehouses in key geographic locations in North America, Europe and Emerging Markets that provide for cost-effective, reliable storage and delivery of products to its customers. Anixter has designated 14 warehouses as regional warehouses. Collectively these facilities store approximately 34% of Anixter's inventory. In certain cities, some smaller warehouses are also maintained to maximize transportation efficiency and to provide for the local needs of customers. This network of warehouses and sales offices consists of 160 locations in the United States, 19 in Canada, 33 in the United Kingdom, 39 in Continental Europe, 26 in Latin America, 17 in Asia and 5 in Australia/New Zealand.

The Company has also developed close relationships with certain freight, package delivery and courier services to minimize transit times between its facilities and customer locations. The combination of its information systems, distribution network and delivery partnerships allows Anixter to provide a high level of customer service while maintaining a reasonable level of investment in inventory and facilities.

Employees

At December 31, 2010, the Company employed 7,989 people. Approximately 41% of the employees are engaged in sales or sales-related activities, 35% are engaged in warehousing and distribution operations and 24%

are engaged in support activities, including inventory management, information services, finance, human resources and general management. The Company does not have any significant concentrations of employees subject to collective bargaining agreements within any of its geographic segments.

Competition

Given the Company's role as an aggregator of many different types of products from many different sources and because these products are sold to many different industry groups, there is no well-defined industry group against which the Company competes. The Company views the competitive environment as highly fragmented with hundreds of distributors and manufacturers that sell products directly or through multiple distribution channels to end users or other resellers. There is significant competition within each end market and geography served that creates pricing pressure and the need for constant attention to improve services. Competition is based primarily on breadth of products, quality, services, price and geographic proximity. Anixter believes that it has a significant competitive advantage due to its comprehensive product and service offerings, highly-skilled workforce and global distribution network. The Company believes its global distribution platform provides a competitive advantage to serving multinational customers' needs. The Company's operations and logistics platform gives it the ability to ship orders from inventory for delivery within 24 to 48 hours to all major global markets. In addition, the Company has common systems and processes throughout much of its operations in 50 countries that provide its customers and suppliers with global consistency.

Anixter enhances its value proposition to both key suppliers and customers through its specifications and testing facilities and numerous quality assurance certification programs such as ISO 9001 and QSO 9000. The Company uses its testing facilities in conjunction with suppliers to develop product specifications and to test quality compliance. At its data network-testing lab located at the Company's suburban Chicago headquarters, the Company also works with customers to design and test various product configurations to optimize network design and performance specific to the customers' needs. At its various regional quality labs, the Company offers OEMs a comprehensive range of mechanical testing and materials characterization for product testing and failure investigation.

Most of the Company's competitors are privately held, and as a result, reliable competitive information is not available.

Contract Sales and Backlog

The Company has a number of customers who purchase products under long-term (generally three to five year) contractual arrangements. In such circumstances, the relationship with the customer typically involves a high degree of material requirements planning and information systems interfaces and, in some cases, may require the maintenance of a dedicated distribution facility or dedicated personnel and inventory at, or in close proximity to, the customer site to meet the needs of the customer. Such contracts do not generally require the customer to purchase any minimum amount of goods from the Company, but would require that materials acquired by Anixter as a result of joint material requirements planning between the Company and the customer be purchased by the customer.

Generally, backlog orders, excluding contractual customers, represent approximately four weeks of sales and ship to customers within 30 to 60 days from order date. The Company's operations and logistics platform gives it the ability to ship orders from inventory for delivery within 24 to 48 hours to all major global markets.

Seasonality

The operating results are not significantly affected by seasonal fluctuations except for the impact resulting from variations in the number of billing days from quarter to quarter. Consecutive quarter sales from the third to fourth quarters are generally lower due to the holidays and lower number of billing days as compared to other consecutive quarter comparisons. As the Company's fastener business grows, the Company expects seasonal fluctuations to increase slightly, as the first and second quarter are somewhat stronger in the fastener business, due to third and fourth quarter seasonal and holiday plant shutdowns among OEM customers.

(d) Financial Information about Geographic Areas

For information concerning foreign and domestic operations and export sales see Note 7. "Income Taxes" and Note 13. "Business Segments" in the Notes to the Consolidated Financial Statements.

(e) Available Information

The Company maintains an Internet website at http://www.anixter.com that includes links to the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to these reports. These forms are available without charge as soon as reasonably practical following the time they are filed with or furnished to the Securities and Exchange Commission ("SEC"). Shareholders and other interested parties may request email notifications of the posting of these documents through the Investor Relations section of the Company's website.

The Company's Internet website also contains corporate governance information including corporate governance guidelines; audit, compensation and nomination and governance committee charters; nomination process for directors; and the Company's business ethics and conduct policy.

ITEM 1A. RISK FACTORS.

The following factors could materially adversely affect the Company's operating results and financial condition. Although the Company has tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time, and the Company cannot predict those risks or estimate the extent to which they may affect the Company's financial performance.

A change in sales strategy or financial viability of the Company's suppliers could adversely affect the Company's sales or earnings.

Most of the Company's agreements with suppliers are terminable by either party on short notice for any reason. The Company currently sources products from approximately 7,000 suppliers. However, approximately 32% of the Company's dollar volume purchases in 2010 were from its five largest suppliers. If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with the Company, sales and earnings could be adversely affected until the Company was able to establish relationships with suppliers of comparable products. Although the Company believes its relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond the Company's control, including a key supplier becoming financially distressed.

The Company has risks associated with the sale of nonconforming products and services.

Historically, the Company has experienced a small number of cases in which the Company's vendors supplied the Company with products that did not conform to the agreed upon specifications without the knowledge of the Company. Additionally, the Company may inadvertently sell a product not suitable for a customer's application. The Company addresses this risk through its quality control processes, by seeking to limit liability in its customer contracts, by obtaining indemnification rights from vendors and by maintaining insurance responsive to these risks. However, there can be no assurance that the Company will be able to include protective provisions in all of its contracts, that vendors will have the financial capability to fulfill their indemnification obligations to the Company, or that insurance can be obtained with sufficiently broad coverage or in amounts sufficient to fully protect the Company.

The Company's foreign operations are subject to political, economic and currency risks.

The Company derives approximately 40.4% of its revenues from sales outside of the United States. Economic and political conditions in some of these markets may adversely affect the Company's results of operations, cash flows and financial condition in these markets. The Company's results of operations and the value of its foreign assets are affected by fluctuations in foreign currency exchange rates, and different legal, tax, accounting and regulatory requirements.

The Company has risks associated with inventory.

The Company must identify the right product mix and maintain sufficient inventory on hand to meet customer orders. Failure to do so could adversely affect the Company's sales and earnings. However, if circumstances change (for example, an unexpected shift in market demand, pricing or customer defaults) there could be a material impact on the net realizable value of the Company's inventory. To guard against inventory obsolescence, the Company has negotiated various return rights and price protection agreements with certain key suppliers. The Company also maintains an inventory valuation reserve account against diminution in the value or salability of the Company's inventory. However, there is no guaranty that these arrangements will be sufficient to avoid write-offs in excess of the Company's reserves in all circumstances.

The Company's operating results are affected by copper prices.

The Company's operating results have been affected by changes in copper prices, which is a major component in a portion of the electrical wire and cable products sold by the Company. As the Company's purchase costs with suppliers change to reflect the changing copper prices, its mark-up to customers remains relatively constant, resulting in higher or lower sales revenue and gross profit depending upon whether copper prices are increasing or decreasing.

The degree to which price changes in the copper commodity spot market correlate to product price changes is a factor of market demand levels for products. When demand is strong, there is a high degree of correlation but when demand is weak, there can be significant time lags between spot price changes and market price changes.

The Company has risks associated with the integration of acquired businesses.

In connection with recent and future acquisitions, it is necessary for the Company to continue to create a cohesive business from the various acquired properties. This requires the establishment of a common management team to guide the acquired businesses, the conversion of numerous information systems to a common operating system, the establishment of a brand identity for the acquired businesses, the streamlining of the operating structure to optimize efficiency and customer service and a reassessment of the inventory and supplier base to ensure the availability of products at competitive prices. No assurance can be given that these various actions can continue to be completed without disruption to the business, that the various actions can be completed in a short period of time or that anticipated improvements in operating performance can be achieved.

The Company's debt agreements could impose restrictions on its business.

The Company's debt agreements contain certain financial and operating covenants that limit its discretion with respect to certain business matters. These covenants restrict the Company's ability to incur additional indebtedness as well as they limit the amount of dividends or share repurchases the Company may make. As a result of these restrictions, the Company is limited in how it may conduct business and may be unable to compete effectively or take advantage of new business opportunities.

The Company has risks associated with accounts receivable.

Although no single customer accounts for more than 2% of the Company's sales, a payment default by one of its larger customers could have a short-term impact on earnings. Given the current economic environment, constrained access to capital and general market contractions may heighten exposure to customer defaults.

The Company has convertible debt which may result in funding needs and additional dilution.

The Company's outstanding 3.25% zero coupon convertible notes due 2033 ("Notes due 2033") include a right for the holders of those notes to put them to the Company whereby holders may require the Company to purchase, in cash, all or a portion of their Notes due 2033 from time to time. For further information, see Note 5. "Debt" in the Notes to the Consolidated Financial Statements.

The Company believes that expected future earnings, cash flow generated from operations and available, committed, unused credit lines will be sufficient to fund operations, as well as potential funding needs discussed above. In the event these sources are not sufficient to support the Company's funding needs, the Company may need to access the capital markets and there can be no assurance that, when the Company accesses the capital markets, funding will be available or will be available on favorable terms. This could result in a material increase in interest expense, decrease in profitability or more restrictive covenants.

Additionally, based on the Company's stock price, this debt and the Company's 1% convertible notes may be convertible into common shares which will cause dilution.

For information concerning the Company's convertible notes and other debt, see Note 5. "Debt" in the Notes to the Consolidated Financial Statements.

A decline in project volume could adversely affect the Company's sales and earnings.

While most of the Company's sales and earnings are generated by comparatively smaller and more frequent orders, the fulfillment of large orders for capital projects generates significant sales and earnings. Slow macro-economic growth rates, difficult credit market conditions for our customers, weak demand for our customers' products or other customer spending constraints can result in project delays or cancellations, potentially having a material adverse effect on the Company's financial results.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The Company's distribution network consists of 228 warehouses in 50 countries with approximately 7 million square feet. There are 14 regional distribution centers (100,000 — 575,000 square feet), 33 local distribution centers (35,000 — 100,000 square feet) and 181 service centers. Additionally, the Company has 71 sales offices throughout the world. All but two of these facilities are leased. No one facility is material to operations, and the Company believes there is ample supply of alternative warehousing space available on similar terms and conditions in each of its markets.

ITEM 3. LEGAL PROCEEDINGS.

In April 2008, the Company voluntarily disclosed to the U.S. Departments of Treasury and Commerce that one of its foreign subsidiaries may have violated U.S. export control laws and regulations in connection with re-exports of goods to prohibited parties or destinations including Cuba and Syria, countries identified by the State Department as state sponsors of terrorism. The Company has performed a thorough review of its export and re-export transactions and did not identify any other potentially significant violations. The Company has determined appropriate corrective actions. The Company has submitted the results of its review and its corrective action plan to the applicable U.S. government agencies. Civil penalties may be assessed against the Company in connection with any violations that are determined to have occurred, but based on information currently available, management does not believe that the ultimate resolution of this matter will have a material effect on the business, operations or financial condition of the Company.

On May 20, 2009, Raytheon Co. filed for arbitration against one of the Company's subsidiaries, Anixter Inc., alleging that it had supplied non-conforming parts to Raytheon. Raytheon sought damages of approximately $26 million. The arbitration hearing concluded on October 22, 2010 and the arbitration panel rendered its decision on December 13, 2010. The arbitration panel entered an interim award against the Company in the amount of $20.8 million and ruled that Raytheon Co. may seek an additional award of attorneys' fees and arbitration proceeding costs in this matter. Raytheon Co. has sought $3.4 million to reimburse it for attorneys' fees and arbitration proceeding costs in this matter. The Company has appealed the interim award. The Company recorded a pre-tax charge of $20.0 million in the fourth quarter of 2010 which approximates the expected cost of the award after consideration of insurance proceeds and all legal costs.

On September 11, 2009, the Garden City Employees' Retirement System filed a purported class action under the federal securities laws in the United States District Court for the Northern District of Illinois against the Company, its current and former chief executive officers and its chief financial officer. On November 18, 2009, the Court entered an order appointing the Indiana Laborers Pension Fund as lead plaintiff and appointing lead plaintiff's counsel. On January 6, 2010, the lead plaintiff filed an amended complaint. The amended complaint principally alleges that the Company made misleading statements during 2008 regarding certain aspects of its financial performance and outlook. The amended complaint seeks unspecified damages on behalf of persons who purchased the common stock of the Company between January 29 and October 20, 2008. On April 19, 2010, the Company filed a motion to dismiss the complaint and is awaiting the court's decision. The Company and the other defendants intend to defend themselves vigorously against the allegations. Based on facts known to management at this time, the Company cannot estimate the amount of loss, if any, and, therefore, has not made any accrual for this matter in these financial statements.

In October 2009, the Company disclosed to the U.S. Government that it may have violated laws and regulations restricting entertainment of government employees. The Inspector General of the relevant federal agency is investigating the disclosure and the Company is cooperating in the investigation. Civil and or criminal penalties could be assessed against the Company in connection with any violations that are determined to have occurred. Based on facts known to management at this time, the Company cannot estimate the amount of loss, if any, and, therefore, has not made any accrual for this matter in these financial statements.

From time to time, in the ordinary course of business, the Company and its subsidiaries become involved as plaintiffs or defendants in various other legal proceedings not enumerated above. The claims and counterclaims in such other legal proceedings, including those for punitive damages, individually in certain cases and in the aggregate, involve amounts that may be material. However, it is the opinion of the Company's management, based on the advice of its counsel, that the ultimate disposition of those proceedings will not be material.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

During the fourth quarter of 2010, no matters were submitted to a vote of the security holders.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table lists the name, age as of February 28, 2011, position, offices and certain other information with respect to the executive officers of the Company. The term of office of each executive officer will expire upon the appointment of his successor by the Board of Directors.

Robert J. Eck, 52	President and Chief Executive Officer of the Company since July 2008; Executive Vice-President — Chief Operating Officer of the Company from September 2007 to July 2008; Executive Vice-President — Enterprise Cabling and Security Systems of Anixter from January 2004 to September 2007; Senior Vice-President — Physical Security and Integrated Supply Solutions of Anixter from 2003 to 2004; Senior Vice-President — Integrated Supply Solutions of Anixter from 2002 to 2003.
Dennis J. Letham, 59	Executive Vice-President — Finance and Chief Financial Officer of the Company since September 2007; Senior Vice-President — Finance and Chief Financial Officer of the Company since January 1995; Chief Financial Officer, Executive Vice-President of Anixter since July 1993. Mr. Letham also currently serves on the Board of Directors of Tenneco Inc.
Ted A. Dosch, 51	Senior Vice-President — Global Finance of the Company since January 2009; Corporate Vice President — Global Productivity at Whirlpool Corporation from April 2008 to January 2009; CFO — North America and Vice President — Maytag Integration at Whirlpool Corporation from November 2006 to March 2008; Corporate Vice President — Maytag Integration Team at Whirlpool Corporation from January 2006 to October 2006; Corporate Controller at Whirlpool Corporation from September 2004 to December 2005; CFO — North America at Whirlpool Corporation from November 1999 to August 2004. Mr. Dosch also currently serves on the Board of Directors of Habitat for Humanity International.
John A. Dul, 49	Vice-President — General Counsel and Secretary of the Company since November 2002; Assistant Secretary from May 1995 to November 2002; General Counsel and Secretary of Anixter since January 1996.
Terrance A. Faber, 59	Vice-President — Controller of the Company since October 2000.
Philip F. Meno, 52	Vice-President — Taxes of the Company since May 1993.
Nancy C. Ross-Dronzek, 50	Vice-President — Internal Audit of the Company since December 2007 and of Anixter since July 2007. Director — Corporate Audit at The Boeing Company from 2003 to 2007.
Rodney A. Shoemaker, 53	Vice-President — Treasurer of the Company since July 1999.
Rodney A. Smith, 53	Vice-President — Human Resources of the Company since August 2006; Vice-President — Human Resources at UOP, LLC from July 2000 to August 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Anixter International Inc.'s Common Stock is traded on the New York Stock Exchange under the symbol AXE. Stock price information, dividend information and shareholders of record are set forth in Note 15. "Selected Quarterly Financial Data (Unaudited)" in the Notes to the Consolidated Financial Statements. There have been no sales of unregistered securities.

PERFORMANCE GRAPH

The following graph sets forth the annual changes for the five-year period indicated in a theoretical cumulative total shareholder return of an investment of $100 in Anixter's common stock and each comparison index, assuming reinvestment of dividends. This graph reflects the comparison of shareholder return on the Company's common stock with that of a broad market index and a peer group index consistent with the prior year. The Company's Peer Group Index for 2010 consists of the following companies: Agilysys Inc., Arrow Electronics Inc., Avnet Inc., Fastenal Company, W.W. Grainger Inc., Houston Wire and Cable Company, Ingram Micro, MSC Industrial Direct Co. Inc., Park Ohio Holdings Corp., Richardson Electronics Ltd., Tech Data Corp, and WESCO International, Inc. This peer group was selected based on a review of publicly available information about these companies and the Company's determination that they are engaged in distribution businesses similar to that of the Company.


$250
$200
$150
$100
$50
$0
12/30/05
12/29/06
12/28/07
1/2/09
1/1/10
12/31/10
Anixter International, Inc.
Russell 2000
Peer Group

* $100 invested on 12/30/05 in stock or index, including reinvestment of dividends.

ITEM 6. SELECTED FINANCIAL DATA.

	Fiscal Year				
	2010	2009	2008	2007	2006
	(In millions, except per share amounts)				
Selected Income Statement Data:					
Net sales	**$5,472.1**	$4,982.4	$6,136.6	$5,852.9	$4,938.6
Operating income[a]	**266.2**	103.5	391.9	439.1	337.1
Interest expense and other, net[b]	**(55.0)**	(85.2)	(86.4)	(54.6)	(39.0)
Early retirement of debt[c]	**(31.9)**	(1.1)	—	—	—
Net income (loss)[a, b, c, d]	**$ 108.5**	$ (29.3)	$ 187.9	$ 245.5	$ 206.3
Net income (loss) per share:					
Basic	**$ 3.18**	$ (0.83)	$ 5.30	$ 6.58	$ 5.28
Diluted	**$ 3.05**	$ (0.83)	$ 4.87	$ 5.81	$ 4.79
Dividend declared per common share[e]	**$ 3.25**	$ —	$ —	$ —	$ —
Selected Balance Sheet Data:					
Total assets[b]	**$2,933.3**	$2,671.7	$3,062.4	$2,981.4	$2,563.0
Total short-term debt[f]	**$ 203.6**	$ 8.7	$ 249.5	$ 84.1	$ 212.3
Total long-term debt[c, f]	**$ 688.8**	$ 821.4	$ 852.5	$ 859.1	$ 594.8
Stockholders' equity[e]	**$1,010.8**	$1,024.1	$1,072.8	$1,092.5	$ 961.4
Book value per diluted share	**$ 28.45**	$ 29.17	$ 27.77	$ 25.88	$ 22.32
Weighted-average diluted shares	**35.5**	35.1	38.6	42.2	43.1
Year-end outstanding shares	**34.3**	34.7	35.3	36.3	39.5
Other Financial Data:					
Working capital	**$1,210.0**	$1,381.0	$1,350.9	$1,439.0	$1,097.8
Capital expenditures	**$ 19.6**	$ 21.9	$ 32.4	$ 36.1	$ 24.8
Depreciation and amortization of intangibles	**$ 33.8**	$ 37.1	$ 34.6	$ 30.8	$ 24.0

In December of 2010, the Company acquired Clark Security Products, Inc and General Lock, LLC (collectively "Clark") for $36.4 million. As the acquisition of Clark closed during the latter part of December 2010, sales and operating income from the date of acquisition were insignificant to 2010 results. In August, September and October of 2008, the Company acquired QSN Industries, Inc. ("QSN"), Quality Screw de Mexico SA ("QSM"), Sofrasar SA ("Sofrasar"), Camille Gergen GmbH & Co, KG and Camille Gergen Verwaltungs GmbH (collectively "Gergen") and World Class Wire & Cable Inc. ("World Class") for $76.1 million, $4.5 million, $20.7 million, $19.4 million and $61.4 million, respectively, inclusive of legal and advisory fees. In May of 2007, April of 2007, October of 2006 and May of 2006, the Company acquired Eurofast SAS ("Eurofast"), Total Supply Solutions Limited ("TSS"), MFU Holding S.p.A. ("MFU") and IMS, Inc. ("IMS") for $26.9 million, $8.3 million, $61.2 million and $28.8 million, respectively, inclusive of legal and advisory fees. As a result of the acquisitions described above, sales were favorably affected in 2009, 2008, 2007 and 2006 by $109.8 million, $87.7 million, $125.5 million and $182.0 million, respectively, as compared to the prior year. Operating income was unfavorably affected in 2009 by $2.4 million and favorably affected in 2008, 2007 and 2006 by $3.1 million, $12.1 million and $5.1 million, respectively. The acquisitions were accounted for as purchases and the results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition.

Notes:

(*a*) For the year ended December 31, 2010, operating income included a charge of $20.0 million ($0.35 per diluted share) related to an unfavorable arbitration ruling. For the year ended January 1, 2010, operating income includes $100.0 million ($2.85 per diluted share) of non-cash goodwill impairment charge related to the European operations, $5.7 million ($0.11 per diluted share) of severance costs related to staffing reductions and $4.2 million ($0.07 per diluted share) related to exchange rate-driven lower of cost or market adjustment on inventory in Venezuela. For the year ended January 2, 2009, operating income includes $4.2 million of expense

($0.07 per diluted share) related to the retirement of our former Chief Executive Officer, $24.1 million ($0.38 per diluted share) related to receivable losses from customer bankruptcies, $2.0 million ($0.04 per diluted share) related to the inventory lower of cost or market adjustments resulting from sharply lower copper prices and $8.1 million ($0.14 per diluted share) primarily related to severance costs. For the year ended December 29, 2006, operating income includes a favorable sales tax-related settlement in Australia which reduced operating expenses by $2.2 million ($0.04 per diluted share).

(b) For the year ended December 31, 2010, the Company recognized a foreign exchange gain of $2.1 million ($0.02 per diluted share) associated with its Venezuela operations. In 2009, the Company recognized foreign exchange losses of $13.8 million ($0.17 per diluted share) associated with its Venezuela operations and a loss of $2.1 million ($0.04 per diluted share) associated with the cancellation of interest rate hedging contracts as a result of the repayment of the related borrowings. For the year ended January 2, 2009, the Company recorded a pre-tax loss of $18.0 million ($0.34 per diluted share) related to foreign exchange losses due to both a sharp change in the relationship between the U.S. dollar and all of the major currencies in which the Company conducts its business and, for several weeks, highly volatile conditions in the foreign exchange markets. For the year ended January 2, 2009, the Company also recorded a pre-tax loss of $6.5 million ($0.10 per diluted share) related to the decline in the cash surrender value of Company owned life insurance policies associated with the Company's deferred compensation program. In 2006, the Company recorded interest income of $6.9 million ($0.10 per diluted share) as a result of tax settlements in the U.S. and Canada.

(c) In 2010 and 2009, the Company recognized a loss of $31.9 million ($0.55 per diluted share) and $1.1 million ($0.02 per diluted share), respectively, associated with the early retirement of debt.

(d) In 2010, the Company recorded a tax benefit of $1.3 million related to the reversal of prior year foreign taxes. Together, the tax item and the aforementioned items in (a), (b) and (c) above, reduced net income in 2010 by $30.0 million ($0.85 per diluted share). In 2009, net income was reduced by $115.0 million ($3.16 per diluted share) related to the aforementioned items in (a), (b) and (c) above. In 2009, the Company also recorded $4.8 million ($0.13 per diluted share) of net tax benefits related primarily to the reversal of a valuation allowance. In 2008, the Company recorded $1.6 million ($0.04 per diluted share) of net tax benefits related to the reversal of valuation allowances associated with certain foreign net operating loss carryforwards. Together, the tax item and the aforementioned items in (a) and (b) above, reduced net income in 2008 by $39.8 million ($1.03 per diluted share). In 2007, the Company recorded $11.8 million ($0.28 per diluted share) of net income primarily related to foreign tax benefits as well as a tax settlement in the U.S. In 2006, the Company recorded $27.0 million ($0.63 per diluted share) of net income primarily related to tax settlements in the U.S. and Canada and the initial establishment of deferred taxes associated with its foreign operations.

(e) Stockholders' equity reflects treasury stock purchases of $41.2 million, $34.9 million, $104.6 million and $244.8 million for the years ended December 31, 2010, January 1, 2010, January 2, 2009 and December 28, 2007, respectively, all of which have been retired. The Company did not purchase any treasury shares in fiscal 2006. During 2010, the Company also declared a special dividend of $3.25 per common share, and paid $111.0 million in the aggregate for such dividend, as a return of excess capital to shareholders. During 2010 and 2009, the Company repurchased a portion of its Convertible Notes due 2033 resulting in a reduction in equity of $20.4 million and $34.3 million, respectively, net of tax.

(f) Short-term debt primarily consists of borrowings under the Company's accounts receivable securitization facility. During the first quarter of 2009, the Company's primary operating subsidiary, Anixter Inc., issued $200 million principal amount of 10% Senior Notes due 2014 ("Notes due 2014"). In 2009, the Company repurchased a portion of the Notes due 2014 which resulted in reducing this debt balance by $23.6 million. Also, in 2009, the Company repurchased a portion of its convertible Notes due 2033 resulting in a reduction of borrowings of $60.1 million as compared to the end of 2008. During 2010, the Company repurchased another portion of the Notes due 2014 which resulted in reducing the debt balances by $133.7 million to $30.6 million. Also, in 2010, the Company repurchased another portion of its Notes due 2033 resulting in a reduction of borrowings of $67.0 million. During the first quarter of 2007, the Company issued $300 million of convertible senior notes due 2013 ("Notes due 2013"). For more information on short-term and long-term debt, see Note 5. "Debt" in the Notes to the Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations may contain various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "intend," "anticipate," "contemplate," "estimate," "plan," "project," "should," "may," "will," or the negative thereof or other variations thereon or comparable terminology indicating the Company's expectations or beliefs concerning future events. The Company cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, a number of which are identified in this report under Item 1A. "Risk Factors." The information contained in this financial review should be read in conjunction with the consolidated financial statements, including the notes thereto, on pages 38 to 79 of this Report.

This report includes certain financial measures computed using non-Generally Accepted Accounting Principles ("non-GAAP") components as defined by the SEC. Specifically, net sales, comparisons to the prior corresponding period, both worldwide and in relevant geographic segments, are discussed in this report both on a Generally Accepted Accounting Principle ("GAAP") basis and excluding acquisitions and foreign exchange and copper price effects ("non-GAAP"). In addition, in 2010, the Company discusses the sales comparisons to the prior year excluding the sales impact related to the Company's decision to exit a customer contract at the end of 2009. The Company believes that by reporting organic growth which excludes the impact of acquisitions, foreign exchange, copper prices and the impact of the customer contract that was terminated at the end of 2009, both management and investors are provided with meaningful supplemental information to understand and analyze the Company's underlying sales trends and other aspects of its financial performance.

Non-GAAP financial measures provide insight into selected financial information and should be evaluated in the context in which they are presented. These non-GAAP financial measures have limitations as analytical tools, and should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-financial measures as reported by the Company may not be comparable to similarly titled amounts reported by other companies. The non-GAAP financial measures should be considered in conjunction with the consolidated financial statements, including the related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations included herein in this report. Management does not use these non-GAAP financial measures for any purpose other than the reasons stated above.

Acquisition of Businesses

In December of 2010, the Company acquired all the outstanding shares of Clark Security Products, Inc and the assets and operations of General Lock, LLC (collectively "Clark"). Clark, based in San Diego, California, is a distributor of security products and locksmith supplies to commercial, industrial and government entities throughout the United States, with major distribution centers in San Diego, California; Dallas, Texas; Sacramento, California; Denver, Colorado; Lexington, Kentucky; Silver Spring, Maryland; Phoenix, Arizona; and Kent, Washington. Clark's broad array of products includes locking hardware, access control devices, closed circuit television systems, along with various technical support services. The Company paid approximately $36.4 million for the two companies. The final purchase price will be determined when the net asset balances of the two companies are confirmed during 2011.

In August of 2008, the Company acquired the assets and operations of QSN and all of the outstanding shares of QSM. QSN is based near Chicago, Illinois and QSM is based in Aguascalientes, Mexico. In September 2008, the Company acquired all of the outstanding shares of Sofrasar and partnership interests and shares in Gergen from the Gergen family and management of the entities. Sofrasar is headquartered in Sarreguemines, France and Gergen is based in Dillingen, Germany. In October of 2008, the Company acquired all the assets and operations of World Class, a Waukesha, Wisconsin based distributor of electrical wire and cable. In 2008 and 2009, the Company paid approximately $180.3 million and $1.8 million in cash, respectively, and assumed approximately $17.4 million in debt for the five businesses.

In April and May of 2007, respectively, the Company acquired all of the outstanding shares of TSS, a Manchester, U.K.-based fastener distributor, and Eurofast, an aerospace fastener distributor based in France. The Company paid approximately $35.2 million for these businesses.

As a result of the acquisitions described above, sales were favorably affected in 2009 and 2008 by $109.8 million and $87.7 million, respectively, while operating income was negatively affected by $2.4 million in 2009 but positively affected by $3.1 million in 2008. As the acquisition of Clark closed during the latter part of December 2010, sales and operating income were insignificant.

All of the acquisitions described herein were accounted for as purchases and their respective results of operations are included in the consolidated financial statements from the dates of acquisition. Had these acquisitions occurred at the beginning of the year of each acquisition, the Company's operating results would not have been significantly different. Intangible amortization expense related to all of the Company's intangible assets of $84.5 million at December 31, 2010 is expected to be approximately $11.9 million per year for the next five years.

Financial Liquidity and Capital Resources

Overview

As a distributor, the Company's use of capital is largely for working capital to support its revenue base. Capital commitments for property, plant and equipment are limited to information technology assets, warehouse equipment, office furniture and fixtures and leasehold improvements, since the Company operates almost entirely from leased facilities. Therefore, in any given reporting period, the amount of cash consumed or generated by operations other than from net earnings will primarily be due to changes in working capital as a result of the rate of increases or decreases to sales.

In periods when sales are increasing, the expanded working capital needs will be funded first by cash from operations, secondly from additional borrowings and lastly from additional equity offerings. In periods when sales are decreasing, the Company will have improved cash flows due to reduced working capital requirements. During such periods, the Company will use the expanded cash flow to reduce the amount of leverage in its capital structure until such time as the outlook for improved economic conditions and growth are clear. Also, the Company will, from time to time, issue or retire borrowings or equity in an effort to maintain a cost-effective capital structure consistent with its anticipated capital requirements.

The Company believes it has a strong liquidity position, sufficient to meet its liquidity requirements for the ensuing twelve months. The Company's strong cash generation through fiscal 2010 allowed it to support the working capital needs associated with the growth in sales, complete an acquisition and return capital to shareholders through a combination of share repurchases and a special dividend. During fiscal 2010, the Company generated $195.2 million of cash flow from operations, spent $19.6 million on capital expenditures, repurchased 1.0 million shares of common stock for $41.2 million and retired a portion of its Notes due 2014 and Notes due 2033 for a total of $285.1 million. The special dividend of $3.25 per share was paid in the fourth quarter of 2010 to shareholders of record on October 15, 2010. The retirement of the Notes due 2014 and Notes due 2033 resulted in the recognition of a pre-tax loss of $31.9 million in fiscal 2010. The Company also completed the acquisition of Clark at the end of 2010 for approximately $36.4 million (net of cash acquired).

Certain debt agreements entered into by the Company's operating subsidiaries contain various restrictions, including restrictions on payments to the Company. These restrictions have not had, nor are expected to have, an adverse impact on the Company's ability to meet its cash obligations. The Company has approximately $259.8 million in available, committed, unused credit lines and has drawn $200.0 million of borrowings under its $200 million accounts receivable facility.

With a year-end cash balance of $78.4 million and available credit lines and an expectation of continuing positive cash flow in 2011, the Company will continue to evaluate the optimal use of these funds. The Company may from time to time repurchase additional amounts of the Company's outstanding shares, Notes due 2033 or other outstanding debt obligations. The Company maintains the flexibility to utilize future cash flows to invest in the growth of the business, and it believes that the reduced leverage on the balance sheet better positions the Company to effectively capitalize on the improved economic environment as well as additional acquisition opportunities when they become available.

While the Company has seen a return of year-on-year sales growth, it remains cautious about the growth outlook for 2011 due to the overhang of sovereign debt and excess leverage issues in many parts of the global economy. As such, the Company will balance its focus on sales and earnings growth with continuing efforts in cost control and working capital management. Maintaining a strong and flexible financial position continues to be vital to funding investment in crucial long-term growth initiatives.

Cash Flow

Year ended December 31, 2010: Net cash provided by operating activities was $195.2 million in 2010 compared to $440.9 million in 2009. The decrease in cash provided by operating activities compared to the prior year is due to the change in working capital requirements to support growth in 2010 compared to the reduction in working capital requirements in 2009 resulting from significant sales declines in that period.

Consolidated net cash used in investing activities increased to $56.0 million in 2010 compared to $23.7 million in 2009. The Company spent $36.4 million (net of cash acquired) in 2010 to acquire Clark. Capital expenditures decreased to $19.6 million in fiscal 2010 from $21.9 million in 2009. Capital expenditures are expected to be approximately $25 to $30 million in 2011 as the Company continues to invest in the consolidation of certain acquired facilities in North America and Europe, information system upgrades and new software to support its infrastructure and warehouse equipment.

Net cash used for financing activities was $172.3 million in fiscal 2010 compared to $371.0 million in 2009. Using net cash generated from operations, short-term borrowings under the accounts receivable securitization facility and net proceeds from other borrowings during 2010, the Company repurchased 1.0 million shares of common stock for $41.2 million and retired a portion of its Notes due 2033 and Notes due 2014 for a total of $285.1 million. The retirement of debt resulted in the recognition of a pre-tax loss of $31.9 million in fiscal 2010. In 2009, the Company received net proceeds of $180.4 million from the issuance of the Notes due 2014 (net of deferred financing costs of $4.8 million associated with the offering). Using the proceeds from the issuance of the Notes due 2014 and a portion of the $440.9 million of cash generated from operations in 2009, the Company reduced borrowings by $400.2 million (primarily short-term borrowings), repurchased 1.0 million shares of common stock for $34.9 million and retired a portion of its Notes due 2014 and Notes due 2033 for a total of $117.3 million.

Year ended January 1, 2010: Net cash provided by operating activities was $440.9 million in 2009 compared to $125.0 million in 2008. The increase in cash provided by operating activities reflected $306.9 million of working capital reductions associated with a decline in sales in 2009.

Consolidated net cash used in investing activities decreased to $23.7 million in 2009 from $212.7 million in 2008 when the Company spent approximately $180.3 million on acquisitions. The remaining decline in cash used in investing activities was a result of a decline in capital expenditures. The Company continued to invest in the consolidation of certain acquired facilities in North America and Europe and in system upgrades and new software to support its infrastructure and warehouse equipment.

Net cash used for financing activities was $371.0 million in 2009 compared to net cash provided by financing activities of $110.8 million in the corresponding period in 2008. In 2009, the Company received net proceeds of $180.4 million (net of debt issuance costs of $4.8 million) from the issuance of the Notes due 2014. Using the proceeds from the note offering together with $440.9 million of cash generated from operations during 2009, the Company reduced short-term and revolving credit facility borrowings by $400.2 million, repurchased 1.0 million shares of common stock for $34.9 million and retired a portion of its Notes due 2014 and a portion of its Notes due 2033 for a total of $118.5 million ($1.2 million of which was accrued at year-end 2009). In 2008, the Company increased borrowings, primarily bank revolving lines of credit and borrowings under the accounts receivable securitization facility by $196.3 million and repurchased approximately 1.7 million shares of common stock for $104.6 million. The 2008 results include $10.2 million of cash from the excess income tax benefit associated with employee stock plans. Proceeds from the issuance of common stock relating to the exercise of stock options were

$2.5 million in 2009 compared to $10.1 million in 2008. In 2009, the Company incurred $0.6 million of issuance costs in connection with amending its accounts receivable securitization facility compared to $0.5 million in 2008.

Financings

Revolving Lines of Credit

At the end of fiscal 2010, the Company had approximately $259.8 million in available, committed, unused credit lines with financial institutions that have investment-grade credit ratings. As such, the Company expects to have access to this availability based on its assessment of the viability of the associated financial institutions which are party to these agreements. Long-term borrowings under the following credit facilities totaled $145.5 million and $96.1 million at December 31, 2010 and January 1, 2010, respectively.

At December 31, 2010, the Company's primary liquidity source is the $350 million (or the equivalent in Euro) 5-year revolving credit agreement at Anixter Inc. maturing in April of 2012. At December 31, 2010, long-term borrowings under this facility were $131.1 million as compared to $95.8 million of outstanding long-term borrowings at the end of fiscal 2009. The following are the key terms to the revolving credit agreement:

- The consolidated fixed charge coverage ratio (as defined in the revolving credit agreement) requires a minimum coverage of 2.25 times through September 30, 2010, 2.50 times from December 2010 through December 2011 and 3.00 times thereafter. As of December 31, 2010, the consolidated fixed charge coverage ratio was 3.70.
- The consolidated leverage ratio (as defined in the revolving credit agreement) limits the maximum leverage allowed to 3.25. As of December 31, 2010, the consolidated leverage ratio was 1.90.
- Anixter Inc. is required to have, on a proforma basis, a minimum of $50 million of availability under the revolving credit agreement at any time it elects to distribute funds to the Company to prepay, purchase or redeem the Company's indebtedness.
- Anixter Inc. is permitted to distribute funds to the Company for payment of dividends and share repurchases up to a maximum amount of $150 million plus 50% of Anixter Inc.'s cumulative net income from July of 2009 through the maturity of the facility. In both 2010 and 2009, the Company repurchased 1.0 million shares for $41.2 million and $34.9 million, respectively. In 2010, the Company paid a special dividend of $111.0 million. As of December 31, 2010, Anixter Inc. has the ability to distribute $43.4 million of funds to the Company.
- The ratings-based pricing grid is such that the all-in drawn cost of borrowings, based on Anixter Inc.'s current credit ratings of BB+/Ba1, is Libor plus 250 basis points on all borrowings.

The agreement, which is guaranteed by the Company, contains financial covenants that restrict the amount of leverage and set a minimum fixed charge coverage ratio as described above. The Company is in compliance with all of these covenant ratios and believes that there is adequate margin between the covenant ratios and the actual ratios given the current trends of the business. As of December 31, 2010, the total availability of all revolving lines of credit at Anixter Inc. would be permitted to be borrowed.

The Company's operating subsidiary in Canada, Anixter Canada Inc., has a $40.0 million (Canadian dollar) unsecured revolving credit facility, that matures in April of 2012 and is used for general corporate purposes. The Canadian dollar-borrowing rate under the agreement is the BA/CDOR plus the applicable bankers' acceptance fee (currently 250.0 basis points) for Canadian dollar advances or the prime rate plus the applicable margin (currently 150.0 basis points). In addition, standby fees on the unadvanced balance are currently 65.0 basis points. At December 31, 2010 and January 1, 2010, the Company had no borrowings outstanding under this facility.

Excluding the primary revolving credit facility and the $40.0 million (Canadian dollar) facility at December 31, 2010 and January 1, 2010, certain subsidiaries had long-term borrowings under other bank revolving lines of credit and miscellaneous facilities of $14.4 million and $0.3 million, respectively, which mature beyond twelve months of the Company's fiscal year end December 31, 2010.

Senior Notes Due 2014

In March 2009, the Company's primary operating subsidiary, Anixter Inc., issued $200 million in principal of the Notes due 2014 which were priced at a discount to par that resulted in a yield to maturity of 12%. The Notes due 2014 pay interest semiannually at a rate of 10% per annum and mature on March 15, 2014. In addition, before March 15, 2012, Anixter Inc. may redeem up to 35% of the Notes due 2014 at the redemption price of 110% of their principal amount plus accrued interest, using the net cash proceeds from public sales of the Company's stock. Net proceeds from this offering were approximately $180.4 million after deducting discounts, commissions and expenses of $4.8 million which are being amortized through March 2014. At December 31, 2010 and January 1, 2010, the Notes due 2014 outstanding was $30.6 million and $163.5 million, respectively. The Company fully and unconditionally guarantees the Notes due 2014, which are unsecured obligations of Anixter Inc.

Convertible Debt

Convertible Senior Notes Due 2013

In February 2007, the Company completed a private placement of $300.0 million principal amount of Notes due 2013. In May 2007, the Company registered the Notes due 2013 and shares of the Company's common stock issuable upon conversion of the Notes due 2013 for resale by certain selling security holders. The Notes due 2013 are structurally subordinated to the indebtedness of Anixter.

The Notes due 2013 pay interest semiannually at a rate of 1.00% per annum. Prior to the declaration of the special dividend in 2010 (see Note 11. "Stockholders' Equity"), the Notes due 2013 were convertible, at the holders' option, at an initial conversion rate of 15.753 shares per $1,000 principal amount of Notes due 2013, equivalent to a conversion price of $63.48 per share. As a result of the payment of the special dividend in 2010, the conversion rate and conversion price were adjusted. Holders of the Notes due 2013 may convert each Note into 16.727 shares, or 5.0 million, compared to 15.753 shares, or 4.7 million, before the adjustment of the Company's common stock. The Company has sufficient authorized shares to settle such conversion. The conversion price of $63.48 per share was adjusted to $59.78 per share.

In periods during which the Notes due 2013 are convertible, any conversion will be settled in cash up to the principal amount, and any excess conversion value will be delivered, at the Company's election in cash, common stock or a combination of cash and common stock. Based on the Company's stock price at the end of fiscal 2010, the Notes due 2013 are not currently convertible.

In connection with the Notes due 2013 issuance in February 2007, the Company paid $88.8 million ($54.7 million, net of tax) for a call option that initially covered 4.7 million shares of its common stock, subject to customary anti-dilution adjustments. Prior to the payment of the special dividend in 2010, the purchased call option had an exercise price of $63.48 per share. As a result of the special dividend, this price was adjusted to $59.78 per share and the shares related to the call option were adjusted to 5.0 million shares.

Concurrently with purchasing the call option, the Company sold to the counterparty for $52.0 million a warrant to purchase 4.7 million shares of its common stock, subject to customary anti-dilution adjustments. Prior to the payment of the special dividend in 2010, the sold warrant had an exercise price of $82.80 and may not be exercised prior to the maturity of the notes. As a result of the special dividend, the price was adjusted to $77.98 per share and the shares related to the warrant were adjusted to 5.0 million shares.

Convertible Notes Due 2033

The Company's 3.25% zero coupon Notes due 2033 have an aggregate principal amount at maturity of $100.2 million as of December 31, 2010. The book value of the Notes due 2033 was $48.5 million and $112.7 million at December 31, 2010 and January 1, 2010, respectively. The principal amount at maturity of each note due 2033 is $1,000 and they are structurally subordinated to the indebtedness of Anixter. In periods when the Notes due 2033 are convertible, any conversion will be settled in cash up to the accreted principal amount. If the conversion value exceeds the accreted principal amount of the Notes due 2033 at the time of conversion, the amount in excess of the accreted value will be settled in stock. The Company may redeem the Notes due 2033, in whole or in part, on or after July 7, 2011 for cash at the accreted value. Additionally, holders may require the Company to purchase, in cash, all or a portion of their Notes due 2033 on the following dates:

- July 7, 2011 at a price equal to $492.01 per Convertible Note due 2033;
- July 7, 2013 at a price equal to $524.78 per Convertible Note due 2033;
- July 7, 2018 at a price equal to $616.57 per Convertible Note due 2033;
- July 7, 2023 at a price equal to $724.42 per Convertible Note due 2033; and
- July 7, 2028 at a price equal to $851.13 per Convertible Note due 2033.

Although the Notes due 2033 are convertible at the end of 2010 and the holders may require the Company to purchase their notes on July 7, 2011, they are classified as long-term at December 31, 2010 as the Company has the intent and ability to refinance the accreted value under existing long-term financing agreements.

The accreted conversion price per share as of any day will equal the initial principal amount of this security plus the accrued issue discount to that day, divided by the conversion rate on that day. Prior to the payment of the special dividend in 2010, holders of the Notes due 2033 could convert each Note into 15.067 shares, or 1.5 million, of the Company's common stock for which the Company has sufficient authorized shares to settle such conversion. As a result of the payment of the special dividend in 2010, the conversion rate was adjusted to 16.023 shares, or 1.6 million shares.

Senior Notes Due 2015

Anixter Inc. also has $200.0 million of 5.95% Senior Notes due 2015 ("Notes due 2015"), which are fully and unconditionally guaranteed by the Company. Interest of 5.95% on the Notes due 2015 is payable semi-annually on March 1 and September 1 of each year.

Short-term Borrowings

As of December 31, 2010 and January 1, 2010, the Company's short-term debt outstanding was $203.6 million and $8.7 million, respectively. Short-term debt consists primarily of the funding related to accounts receivable securitization facility which Anixter Inc. renewed for a new 364-day period ending in July of 2011. Specifically, the Company amended its Amended and Restated Receivables Purchase Agreement and its Amended and Restated Receivables Sale Agreement, both dated October 3, 2002. The renewed program carries an all-in drawn funding cost of Commercial Paper ("CP") plus 115 basis points (previously CP plus 150 basis points). Unused capacity fees decreased from a range of 75 to 85 basis points to a range of 57.5 to 60 basis points. All other material terms and conditions remain unchanged.

Under Anixter's accounts receivable securitization program, the Company sells, on an ongoing basis without recourse, a majority of the accounts receivable originating in the United States to Anixter Receivables Corporation ("ARC"), which is considered a wholly-owned, bankruptcy-remote variable interest entity ("VIE"). The Company is the primary beneficiary as defined by accounting guidance and, therefore, consolidates the account balances of ARC. As of December 31, 2010, $407.8 million of the Company's receivables were sold to ARC. ARC in turn sells an interest in these receivables to a financial institution for proceeds of up to $200.0 million. The assets of ARC (limited to the amount of outstanding borrowings) are not available to creditors of Anixter in the event of bankruptcy or insolvency proceedings. The average outstanding funding extended to ARC during 2010 and 2009 was approximately $112.2 million and $42.3 million, respectively. The issuance costs related to amending and restating the accounts receivable securitization facility totaled $0.3 million in 2010.

Repurchases of Debt

During 2010, Anixter Inc. retired $133.7 million of accreted value of its Notes due 2014 for $165.5 million. Available cash and other borrowings were used to retire these notes. As a result, the Company recognized a pre-tax loss of $33.3 million, inclusive of $2.7 million of debt issuance costs that were written off and $0.3 million of fees associated with the repurchase.

During 2010, the Company repurchased a portion of the Notes due 2033 for $119.6 million. Long-term revolving credit borrowings were used to repurchase these notes. In connection with the repurchases, the Company reduced the accreted value of the debt by $67.0 million, recorded a reduction in equity of $54.0 million ($20.4 million, net of the reduction of deferred tax liabilities of $33.6 million), which was based on the fair value of the liability and equity components at the time of repurchase. The repurchases resulted in the recognition of a pre-tax gain of $1.4 million.

During 2009, the Company's primary operating subsidiary, Anixter Inc., retired $23.6 million of accreted value of the Notes due 2014 for $27.7 million ($1.2 million of which was accrued at year-end 2009). Available cash was used to retire these notes. As a result of the retirement, the Company recognized a pre-tax loss of $4.7 million, inclusive of $0.6 million of debt issue costs that were written off.

During 2009, the Company repurchased a portion of the Notes due 2033 for $90.8 million. Long-term revolving credit borrowings were used to repurchase these notes. In connection with the repurchases and in accordance with accounting rules for convertible debt instruments, the Company reduced the accreted value of the debt by $60.1 million and recorded a reduction in equity of $34.3 million (reflecting the fair value of the liability and equity components at the time of repurchase). The repurchases resulted in the recognition of a pre-tax gain of $3.6 million.

Special Dividend

On September 23, 2010, the Company's Board of Directors declared a special dividend of $3.25 per common share as a return of excess capital to shareholders. The dividend declared was recorded as a reduction to retained earnings as of the end of the third quarter of 2010 and $111.0 million was paid on October 28, 2010 to shareholders of record on October 15, 2010.

In accordance with the antidilution provisions of the Company's stock incentive plans, the exercise price and number of options outstanding were adjusted to reflect the special dividend. The average exercise price of outstanding options decreased from $43.88 to $41.16, and the number of outstanding options increased from 1.3 million to 1.4 million. In addition, the dividend will be paid to holders of stock units upon vesting of the units. These changes resulted in no additional compensation expense.

The conversion rates of the Notes due 2033 and Notes due 2013 were adjusted in October 2010 to reflect the special dividend. Holders of the Notes due 2033 may convert each Note into 16.023 shares, compared to 15.067 shares before the adjustment, of the Company's common stock. Holders of the Notes due 2013 may convert each Note into 16.727 shares, compared to 15.753 shares before the adjustment, of the Company's common stock.

For further information regarding the special dividend, see the Note 11. "Stockholders' Equity" in the Notes to the Consolidated Financial Statements.

Interest Expense

Consolidated interest expense was $53.6 million, $66.1 million and $60.6 million in 2010, 2009 and 2008, respectively. The decrease in interest expense in 2010 was driven by both a lower average cost of debt and lower average borrowings outstanding as compared to 2009. While interest rates on approximately 67.2% of the Company's borrowings were fixed (either by their terms or through hedging contracts) at the end of fiscal 2010, the Company's weighted-average cost of borrowings decreased to 6.3% at the end of 2010 from 6.7% at the end of 2009 due to the repurchases of higher cost debt in the last twelve months. The Company's debt-to-total capitalization at December 31, 2010 and January 1, 2010 was 46.9% and 44.8%, respectively.

Contractual Cash Obligations and Commitments

The Company has the following contractual cash obligations as of December 31, 2010:

	Payments due by period						
	2011	2012	2013	2014	2015	Beyond 2015	Total
				(In millions)			
Debt[a]	$203.6	$194.0	$264.2	$30.6	$200.0	$ —	$ 892.4
Contractual Interest[b]	25.4	19.5	15.5	12.6	2.0	—	75.0
Purchase Obligations[c]	524.9	13.7	3.2	—	—	—	541.8
Operating Leases	60.3	50.0	38.3	30.1	23.2	58.2	260.1
Deferred Compensation Liability[d]	3.2	2.6	3.5	2.0	1.3	29.7	42.3
Pension Plans[e]	16.7	—	—	—	—	—	16.7
Total Obligations	$834.1	$279.8	$324.7	$75.3	$226.5	$87.9	$1,828.3

Liabilities related to unrecognized tax benefits of $5.9 million were excluded from the table above, as we cannot reasonably estimate the timing of cash settlements with taxing authorities. We do not expect the total amount of our unrecognized tax benefits to change significantly during the next twelve months. See Note 7. "Income Taxes" in the notes to the consolidated financial statements for further information related to unrecognized tax benefits.

Notes:

(a) *Included in debt are capital lease obligations of $0.3 million which is due in 2011. The accounts receivable securitization program is set to expire within one year of December 31, 2010 and the outstanding balance of $200.0 million was classified as short-term. At December 31, 2010, Anixter had $145.5 million of borrowings under its long-term revolving credit facilities maturing in April of 2012. Although the Notes due 2033 were convertible at the end of 2010, the Company has the intent and ability to refinance the accreted value of the Notes due 2033 with existing long-term financing agreements available at December 31, 2010. The book value of the Notes due 2033 was $48.5 million and will accrete to $50.6 million in April of 2012 when the Company's long-term revolving credit facilities mature. The Notes due 2013 were not convertible at the end of 2010.*

(b) *Interest payments on debt outstanding at December 31, 2010 through maturity. For variable rate debt, the Company computed contractual interest payments based on the borrowing rate at December 31, 2010.*

(c) *Purchase obligations primarily consist of purchase orders for products sourced from unaffiliated third party suppliers, in addition to commitments related to various capital expenditures. Many of these obligations may be cancelled with limited or no financial penalties.*

(d) *A non-qualified deferred compensation plan was implemented on January 1, 1995. The plan provides for benefit payments upon retirement, death, disability, termination or other scheduled dates determined by the participant. At December 31, 2010, the deferred compensation liability was $42.3 million. In an effort to ensure that adequate resources are available to fund the deferred compensation liability, the Company has purchased variable, separate account life insurance policies on the plan participants with benefits accruing to the Company. At December 31, 2010, the cash surrender value of these company life insurance policies was $34.8 million.*

(e) *The majority of the Company's various pension plans are non-contributory and cover substantially all full-time domestic employees and certain employees in other countries. Retirement benefits are provided based on compensation as defined in the plans. The Company's policy is to fund these plans as required by the Employee Retirement Income Security Act, the Internal Revenue Service and local statutory law. At December 31, 2010, the current portion of the Company's net pension liability of $86.2 million was $0.6 million. The Company currently estimates that it will be required to contribute $16.7 million to its foreign and domestic pension plans in 2011. Due to the future impact of various market conditions, rates of return and changes in plan participants, the Company cannot provide a meaningful estimate of its future contributions beyond 2011.*

Income Taxes

Various foreign subsidiaries of the Company had aggregate cumulative net operating loss ("NOL") carryforwards for foreign income tax purposes of approximately $143.2 million at December 31, 2010, which are subject to various provisions of each respective country. Approximately $35.7 million of this amount expires between 2011 and 2024, and $107.5 million of the amount has an indefinite life. Of the $143.2 million NOL carryforwards of foreign subsidiaries, $92.2 million relates to losses that have already provided a tax benefit in the U.S. due to rules permitting flow-through of such losses in certain circumstances. Without such losses included, the cumulative NOL carryforwards at December 31, 2010 were approximately $51.0 million, which are subject to various provisions of each respective country. Approximately $19.5 million of this amount expires between 2011 and 2024 and $31.5 million of the amount has an indefinite life. The deferred tax asset and valuation allowance have been adjusted to reflect only the carryforwards for which the Company has not taken a tax benefit in the United States.

Results of Operations

2010 Executive Overview

The Company competes with distributors and manufacturers who sell products directly or through existing distribution channels to end users or other resellers. The Company's relationship with the manufacturers for which it distributes products could be affected by decisions made by these manufacturers as the result of changes in management or ownership as well as other factors. Although relationships with suppliers are good, the loss of a major supplier could have a temporary adverse effect on the Company's business, but would not have a lasting impact since comparable products are available from alternate sources.

The Company's operating results can be affected by changes in prices of commodities, primarily copper, which are components in some of the products sold. Generally, as the costs of inventory purchases increase due to higher commodity prices, the Company's mark-up percentage to customers remains relatively constant, resulting in higher sales revenue and gross profit. In addition, existing inventory purchased at previously lower prices and sold as prices increase may result in a higher gross profit margin. Conversely, a decrease in commodity prices in a short period of time would have the opposite effect, negatively affecting financial results. The degree to which spot market copper prices change affects product prices and the amount of gross profit earned will be affected by end market demand and overall economic conditions. Importantly, however, there is no exact measure of the effect of changes in copper prices, as there are thousands of transactions in any given quarter, each of which has various factors involved in the individual pricing decisions. Therefore, all references to the effect of copper prices are estimates.

The year-on-year sales growth of 9.8% that the Company has experienced was fueled by stronger day-to-day business in both of its cabling businesses along with an increasing number of customer capital projects. The Company's sales performance was also driven by strong year-on-year organic growth in the OEM Supply business, which the Company believes is indicative of a broad-based increase in production levels within virtually all the vertical markets of the Company's OEM customers. These growth trends were achieved despite the fact sales in the enterprise cabling and security products business was negatively affected in 2010 by $112.7 million as a result of exiting a major customer contract in late 2009.

Considering the uncertainty that has continued to exist in most major economies, the Company believes that customer specific business conditions and outlook are impacting capital spending decisions more than broader macroeconomic factors. In the current environment, the strength of customer relationships, quality of the Company's value proposition and execution of Company-specific growth initiatives are critical to the Company's ability to drive growth.

While the trends over the last three to four quarters have been positive, uncertainty in the macroeconomic environment relative to sovereign debt outside the U.S. and overall high levels of financial leverage continue to weigh on the global recovery and, consequently, there is no guarantee that these positive trends will continue in 2011. Specifically, the Company believes that a more significant improvement will require extended positive trends and an expansion of those macroeconomic trends to more fully include Europe.

2010 versus 2009

Consolidated Results of Operations

	Years Ended		
	December 31, 2010	January 2, 2010	Percent Change
	(In millions)		
Net sales	$5,472.1	$4,982.4	9.8%
Gross profit	$1,261.2	$1,130.6	11.6%
Goodwill impairment	$ —	$ 100.0	nm
Operating expenses	$ 995.0	$ 927.1	7.3%
Operating income	$ 266.2	$ 103.5	nm

nm — not meaningful

Net Sales: The Company's net sales during 2010 increased $489.7 million, or 9.8%, compared to 2009. Favorable effects of foreign exchange rates and copper prices increased sales by $51.6 million and $70.0 million, respectively, in 2010 as compared to 2009. Excluding the favorable effects of foreign exchange rates and copper prices, the Company's net sales increased $368.1 million in 2010, or approximately 7.4%, compared to 2009. Excluding the decline in sales due to the Company's decision to exit a customer contract, which contributed $112.7 million of sales in 2009, organic sales increased by 9.9%. All geographic segments and worldwide end markets (enterprise cabling and security, electrical wire and cable and OEM supply) reported year-on-year organic sales growth during 2010.

Gross Margin: Gross margin increased in 2010 to 23.0% compared to 22.7% in 2009 mainly due to a change in the mix of sales by geographic segments and end markets. In 2009, the Company recorded a $4.2 million reduction to gross profit due to an exchange rate-driven inventory lower of cost or market adjustment in Venezuela which reduced gross margin by 10 basis points. The Company believes the trend of improving gross margin, along with an improving daily sales run rate, is a positive indicator that the economic recovery has resonated in most parts of the Company's business. The effects of higher copper prices did not impact gross margin; however, the effects of copper did increase gross profit dollars by $15.8 million in 2010 as compared to 2009.

Operating Expenses: In 2010, the Company recorded a charge of $20.0 million related to an unfavorable arbitration award. In 2009, the Company recorded a $100.0 million non-cash goodwill impairment charge in the second quarter related to its European operations. The impairment charge was due to continued operating losses during that quarter and a reduction in the projected future cash flows from this operating segment based on the Company's forecast of a weaker European economy. Excluding the goodwill impairment of $100.0 million from the prior year, the Company reported a year-on-year increase in operating expenses of 7.3% from $927.1 million in 2009 to $995.0 million in 2010. The prior year results also included a severance charge of $5.7 million. Excluding the arbitration award in 2010, the severance charge in 2009 and $5.9 million of unfavorable foreign currency effects in 2010, operating expenses increased by $47.7 million, or 5.2%, as compared to a 9.9% increase in organic sales. Operating expenses in 2010 reflect higher variable compensation related costs and other variable costs associated with the increase in organic sales. However, these increases have been partially offset by the cost reduction initiatives the Company implemented throughout 2009.

Operating Income: Operating income of $266.2 million increased by $162.7 million in 2010 compared to $103.5 million in 2009. Excluding the 2010 arbitration award, last year's goodwill impairment, exchange rate driven inventory lower of cost or market adjustment in Venezuela and severance charges, operating income for 2010 and 2009 was $286.2 million and $213.4 million, respectively. The $72.8 million increase represented a 34.1% improvement year-on-year in operating income and resulted in a 5.2% and 4.3% operating margin in 2010 and 2009, respectively. Favorable foreign exchange rate changes and higher copper prices increased operating income by $5.2 million and $15.8 million, respectively.

Interest Expense: Consolidated interest expense was $53.6 million in 2010 compared to $66.1 million in 2009. The decrease in interest expense in 2010 was driven by both lower average borrowings outstanding and a lower average cost of debt than 2009. While interest rates on approximately 67.2% of the Company's borrowings were fixed (either by their terms or through hedging contracts) at the end of 2010, the Company's weighted-average cost of borrowings decreased to 6.3% at the end of 2010 from 6.7% at the end of 2009 due to the repurchases of higher cost debt in the last twelve months. The Company's debt-to-total capitalization at December 31, 2010 and January 1, 2010 was 46.9% and 44.8%, respectively.

Early Retirement of Debt: During 2010 and 2009, the Company retired debt and recognized a pre-tax loss of $31.9 million and $1.1 million, respectively.

Other, net: The following represents the components of "Other, net" as reflected in the Company's Consolidated Statements of Operations for 2010 and 2009:

	Years Ended	
	December 31, 2010	January 1, 2010
	(In millions)	
Foreign exchange	$(2.3)	$(23.3)
Cash surrender value of life insurance policies	3.0	3.4
Settlement of interest rate swaps	—	(2.1)
Other	(2.1)	2.9
	$(1.4)	$(19.1)

In 2010, the Company recognized a foreign exchange gain of $2.1 million associated with the remeasurement of Venezuela's bolivar denominated monetary assets on the Venezuelan balance sheet at the parallel exchange rate. The Company also recorded a foreign exchange loss of $13.8 million in 2009 due to the repatriation of cash from Venezuela and the remeasurement of monetary items on the Venezuelan balance sheet at the parallel exchange rate. Due to the strengthening of the U.S. dollar primarily against currencies in the Emerging Markets, where there are few cost-effective means of hedging, the Company recorded other foreign exchange losses of $4.4 million and $9.5 million in 2010 and 2009, respectively. The value of Company-owned life insurance policies increased resulting in a gain of $3.0 million and $3.4 million in 2010 and 2009, respectively. In 2009, the Company recorded a loss of $2.1 million associated with the cancellation of interest rate hedging contracts resulting from the repayment of the related borrowings. In 2009, the Company also recorded other income of $3.4 million related to the expiration of liabilities associated with a prior asset sale.

Income Taxes: The consolidated tax provision of $70.8 million in 2010 increased from $46.5 million in 2009 primarily due to an increase in income before taxes. The Company's effective tax rate was 39.5% in 2010 compared to a 2009 effective tax rate of 39.6% after excluding the non-deductible impairment charge to goodwill. The 2010 tax provision includes a reversal of $1.3 million for prior years foreign taxes. The 2009 tax provision reflects the impact of $4.8 million of tax benefits as a result of the reversal of a valuation allowance. Excluding the 2010 charge related to the arbitration award, the loss on the repurchase of debt, the foreign exchange gain in Venezuela and the reversal of prior years foreign taxes, the Company's 2010 effective tax rate was 39.6% compared to 43.9% in 2009 after excluding the tax effects of the impairment charge, severance costs, losses due to cancellation of interest rate swaps, early retirement of debt, foreign exchange related losses in Venezuela and the tax benefits.

Net Income: The Company reported net income of $108.5 million, or $3.05 per diluted share, compared to a loss of $29.3 million, or a loss of $0.83 per diluted share, reported in 2009. These comparisons have been impacted by the following:

- In 2010, the $20.0 million charge, $12.3 million net of tax, related to the arbitration award, the pre-tax loss on the repurchase of debt of $31.9 million, or $19.8 million net of tax, the foreign exchange gain in Venezuela of $2.1 million, or $0.8 million net of tax, and the reversal of prior years foreign taxes of $1.3 million. These items decreased 2010 net income per diluted share by $0.85.
- In 2009, the impairment charge, severance charge, losses due to the cancellation of interest rate swaps, early retirement of debt and foreign exchange related losses in Venezuela, which were partially offset by the tax benefits, reduced pre-tax income by a combined $122.1 million, or $110.2 million net of tax, which decreased net income per diluted share in 2009 by $3.06.

After adjusting for these items, net income in 2010 would have been $138.5 million, or $3.90 per diluted share. This compares favorably to an adjusted net income in 2009 of $80.9 million, or $2.23 per diluted share.

North America Results of Operations

	Years Ended		
	December 31, 2010	January 1, 2010	Percent Change
	(In millions)		
Net sales	$3,889.4	$3,589.1	8.4%
Gross profit	$ 903.2	$ 805.6	12.1%
Operating expenses	$ 667.8	$ 612.0	9.1%
Operating income	$ 235.4	$ 193.6	21.6%

Net Sales: North America net sales in 2010 increased 8.4% to $3,889.4 million from $3,589.1 million in 2009. Excluding favorable effects of foreign exchange rate changes of $54.8 million and favorable effects of copper prices of $60.6 million, North America net sales were $3,774.0 million in 2010, which represents an increase of $184.9 million, or approximately 5.2%, compared to 2009. Excluding $107.9 million of sales in 2009 related to a contract terminated by the Company in late 2009, sales increased organically by 8.4% in 2010.

Gross Margin: Gross margin increased to 23.2% in 2010 from 22.4% in 2009 mainly due to favorable end market sales mix and the Company's decision to exit a low margin customer contract. The effects of higher copper prices did not impact gross margin percentages; however, the effects of copper prices increased gross profit dollars by $12.9 million in 2010 compared to 2009.

Operating Expenses: Operating expenses increased $55.8 million, or 9.1%, in 2010 compared to 2009. In 2010, the Company recorded a charge of $20.0 million related to an unfavorable arbitration award. Foreign exchange rate changes increased operating expenses by $8.4 million in 2010 while severance charges increased operating expenses by $4.4 million in 2009. Excluding the arbitration award, foreign exchange and the 2009 severance charge, operating expenses increased 5.2% in 2010 compared to 2009 due to higher variable compensation related costs and variable costs associated with the 8.4% increase in organic sales. However, these increases have been partially offset by the cost reduction initiatives the Company implemented last year.

Operating Income: Excluding the charge related to the arbitration award and severance charge in the prior year of $4.4 million, operating income increased by $57.4 million, or 29.0%, in 2010 as compared to 2009. Excluding the charges above, operating margin was 6.6% in 2010 compared to 5.5% in 2009. Favorable foreign exchange rate changes and higher copper prices increased operating income by $3.4 million and $12.9 million, respectively.

Europe Results of Operations

	Years Ended		
	December 31, 2010	January 1, 2010	Percent Change
	(In millions)		
Net sales	$1,023.9	$ 907.2	12.9%
Gross profit	$ 239.0	$ 218.3	9.5%
Goodwill impairment	$ —	$ 100.0	nm
Operating expenses	$ 241.1	$ 237.5	1.5%
Operating loss	$ (2.1)	$(119.2)	98.3%

nm — not meaningful

Net Sales: When compared to 2009, Europe net sales increased 12.9% to $1,023.9 million in 2010, which includes a decrease of $23.1 million due to unfavorable foreign exchange rate changes and an increase of $9.4 million due to higher copper prices. Excluding copper price effects and the unfavorable effects of foreign exchange rate changes, Europe net sales were $1,037.6 million in 2010 which represents an increase of $130.4 million, or approximately 14.4%, over 2009. Excluding $4.8 million of sales in 2009 related to a contract terminated by the Company in late 2009, sales increased organically by 15.0% in 2010. As a result of the increased manufacturing production in many industries, the Company has been able to continue to grow its sales in the OEM

Supply market significantly over the prior year, although overall sales in this end-market remain well below the run rates of early 2008.

Gross Margin: Gross margin in 2010 was 23.3% compared to 24.1% in 2009. The decline in gross margin is primarily due to an unfavorable customer sales mix, the effects of weaker local currencies on the value of dollar based cost of goods and product cost increases in the OEM Supply end market greater than what the Company was able to recover from customers in the short term. Higher copper prices increased gross profit dollars by $2.9 million in 2010 as compared to the prior year.

Operating Expenses: Excluding the goodwill impairment from the prior year, operating expenses increased $3.6 million, or 1.5%, in 2010 compared to 2009. Foreign exchange rate changes decreased operating expenses by $5.7 million in 2010 while a severance charge increased operating expenses by $1.1 million in 2009. Excluding the foreign exchange impact and the severance charge, operating expenses increased $10.4 million, or 4.4%, primarily due to an increase in variable costs associated with the organic sales growth of 15.0%.

Operating Loss: Operating losses of $2.1 million in 2010 compares to operating losses of $18.1 million in the prior year, excluding the goodwill impairment and severance charge. Excluding the goodwill impairment and severance charge from the prior year, Europe operating margin improved from a negative 2.0% in 2009 to a negative 0.2% in 2010. This year-on-year improvement reflects the cost structure leverage from the 15.0% organic sales growth. Copper prices decreased Europe's operating loss by $2.9 million in 2010. Foreign exchange rate changes had a minimal impact on operating income in 2010.

Emerging Markets Results of Operations

	Years Ended		
	December 31, 2010	January 1, 2010	Percent Change
	(In millions)		
Net sales	$558.8	$486.1	15.0%
Gross profit	$119.0	$106.7	11.5%
Operating expenses	$ 86.1	$ 77.6	10.9%
Operating income	$ 32.9	$ 29.1	12.9%

Net Sales: Emerging Markets (Asia Pacific and Latin America) net sales in 2010 increased 15.0% to $558.8 million from $486.1 million in 2009. Excluding the favorable impact from changes in foreign exchange rates of $19.9 million, Emerging Markets net sales increased 10.9%. The increase in sales is primarily the result of an increase in OEM supply sales over the year ago period as well as higher enterprise cabling sales, both as a result of more project activity in 2010 compared to 2009. The Company continues to invest in initiatives to increase market penetration and expand product lines to drive growth in selected countries within Emerging Markets.

Gross Margin: During 2010, Emerging Markets gross margin decreased to 21.3% from 22.0% in 2009, primarily due to unfavorable product sales mix and significantly lower sales in Venezuela. In 2009, sales in Venezuela were at a high gross margin to compensate for the foreign exchange risk while in the current period sales to Venezuela are at a much lower gross margin and are primarily dollar denominated.

Operating Expenses: Operating expenses increased $8.5 million in 2010, or 10.9%, compared 2009. Foreign exchange rate changes increased operating expenses by $3.2 million as compared to the year ago period. Excluding the effects of foreign exchange rate changes, operating expenses increased $5.3 million, or 6.9%, compared to 2009 due to higher variable compensation related costs and variable costs associated with the 10.9% increase in organic sales.

Operating Income: Emerging Markets operating income increased $3.8 million, or 12.9%, in 2010 compared to 2009. The impact of foreign exchange rates increased operating income by $1.1 million. Operating margin in 2010 was 5.9% compared to 6.0% in 2009. In 2009, sales in Venezuela were at a high gross margin to compensate for the foreign exchange risk while in the current period sales to Venezuela are at a much lower gross margin and are primarily dollar denominated.

2009 versus 2008

Consolidated Results of Operations

	Years Ended		
	January 1, 2010	**January 2, 2009**	**Percent Change**
	(In millions)		
Net sales	$4,982.4	$6,136.6	(18.8%)
Gross profit	$1,130.6	$1,442.8	(21.6%)
Goodwill impairment	$ 100.0	$ —	nm
Operating expenses	$ 927.1	$1,050.9	(11.8%)
Operating income	$ 103.5	$ 391.9	(73.6%)

nm — not meaningful

Net Sales: The Company's net sales during 2009 decreased $1,154.2 million, or 18.8%, to $4,982.4 million from $6,136.6 million in 2008. A series of recently-completed acquisitions resulted in $109.8 million of incremental sales while unfavorable effects of foreign exchange rates reduced sales by $181.1 million and the decline in copper prices reduced sales by $147.0 million in 2009 as compared to the year ago period. Excluding the acquisitions, the unfavorable effects of foreign exchange rates and copper prices, the Company's net sales decreased $935.9 million, or approximately 15.3% in 2009 as compared to the prior year. All geographic segments, as well as all end markets (enterprise cabling and security, electrical wire and cable and OEM supply) reported year-on-year sales declines.

Gross margin: Gross margin decreased in the 2009 to 22.7% compared to 23.5% in 2008 mainly due to relatively greater declines in higher gross margin European sales. Sales in Europe, which is the Company's highest gross margin segment, were down 25.1% organically as compared to the Company-wide organic decline in sales of 15.3%. At the same time, lower gross margin end markets, such as enterprise cabling and security, reported a much lower worldwide organic sales decline as compared to the 15.3% Company-wide organic sales decline. While the Company has experienced price decreases on certain products, including those caused by increased manufacturer discounting and competitive pressure, gross margin were not affected in any material manner as overall product pricing has remained fairly stable. In 2009, the Company recorded a $4.2 million reduction to gross profit due to an exchange rate-driven inventory lower of cost or market adjustment in Venezuela which reduced gross margin by 10 basis points. In 2008, the Company also recorded a $2.0 million lower of cost or market inventory adjustment in Europe which reduced gross margin slightly. The effects of lower copper prices did not impact gross margin, however, they did reduce gross profit dollars by $32.6 million in 2009 as compared to the prior year.

Operating Expenses: The Company recorded a $100.0 million non-cash goodwill impairment charge in the second quarter of 2009 related to its European operations. The impairment charge was due to continued operating losses during that quarter and a reduction in the projected future cash flows from this operating segment based on the Company's forecast of a weaker European economy. Operating expenses decreased $123.8 million, or 11.8%, in 2009 from 2008, despite an incremental $33.6 million of expenses related to a series of recently-completed acquisitions and $5.7 million of severance costs during the second quarter. The decline in operating expenses in 2009 is primarily due to favorable foreign exchange rates of $37.2 million, lower variable costs associated with the 15.3% organic decline in sales and benefits of cost reduction actions taken in the fourth quarter of 2008 and the second quarter of 2009. The decline in operating expenses also reflects the effect of lower management incentive expense due to the Company's earnings being less than the incentive plan targets.

Operating Income: As a result of lower sales and gross margin as well as the impairment charge of $100.0 million in Europe, operating margins were 2.1% in 2009 compared to 6.4% in the prior year. The impairment charge reduced operating margins by 200 basis points in 2009. Inclusive of the impairment charge, operating income of $103.5 million in 2009 compares to operating income of $391.9 million in 2008. Recent acquisitions, unfavorable foreign exchange rates and lower copper prices decreased the Company's operating income by $2.4 million, $4.3 million and $32.6 million, respectively.

Interest Expense: Consolidated interest expense was $66.1 million in 2009 as compared to $60.6 million in 2008. Since fiscal year-end 2008, the Company has used its strong cash flow to reduce borrowings by approximately $300.0 million while increasing invested cash balances by $66.5 million. However, in 2009 the Company's average cost of borrowings rose to 6.7% versus 5.4% in the prior year due to the higher costs associated with the issuance of the Notes due 2014 in March of 2009 and lower average short-term borrowings which have lower interest rates. At the end of 2009, approximately 99.2% of the Company's outstanding debt had fixed interest rates, either by the terms of the debt or through hedging contracts.

Other, net:

	Years Ended	
	January 1, 2010	January 2, 2009
	(In millions)	
Foreign exchange loss	$(23.3)	$(18.0)
Cash surrender value of life insurance policies	3.4	(6.5)
Settlement of interest rate swaps	(2.1)	—
Other	2.9	(1.3)
	$(19.1)	$(25.8)

Due to the strengthening of the U.S. dollar primarily against currencies in the Emerging Markets, where there are few cost-effective means of hedging, the Company recorded foreign exchange losses of $9.5 million in 2009. The Company also recorded a foreign exchange loss of $13.8 million due to the repatriation of cash from Venezuela and the remeasurement of monetary items on the Venezuelan balance sheet at the parallel exchange rate. In 2008, the Company recorded foreign exchange losses of $18.0 million due to both a sharp change in the relationship between the U.S. dollar and all of the major currencies in which the Company conducts its business and, for several weeks, a period of highly volatile conditions in the foreign exchange markets. Due to the stronger equity market performance, the value of Company-owned life insurance policies increased resulting in a gain of $3.4 million in 2009. However, due to the combined effect of sharp declines in both the equity and bond markets during 2008 the Company recorded a loss of $6.5 million in that year. In 2009, the Company recorded a loss of $2.1 million associated with the cancellation of interest rate hedging contracts resulting from the repayment of the related borrowings. In 2009, the Company also recorded other income of $3.4 million related to the expiration of liabilities associated with a prior asset sale.

Income Taxes: The tax provision for 2009 was $46.5 million which resulted in an effective tax rate of 39.6% after excluding the non-deductible impairment charge to goodwill. The 2009 tax provision was reduced by $4.8 million of tax benefits as a result of the reversal of a valuation allowance. Excluding the impairment charge, severance costs, losses due cancellation of interest rate swaps, early retirement of debt, foreign exchange related losses in Venezuela and the tax benefits, the Company's effective tax rate in 2009 was 43.9%. The tax provision for 2008 was $117.6 million and the effective tax rate was 38.5%, inclusive of $1.6 million of net tax benefits related to the reversal of valuation allowances associated with certain foreign NOL carryforwards. Excluding the tax benefits and a number of items that decreased net income by $39.8 million in 2008, the Company's effective tax rate in 2008 was 38.2% (see Item 6. "Selected Financial Data" for further information regarding these items). The increase in the effective tax rate in 2009 reflects the larger effects of permanent differences in taxable income versus reported income on a smaller pretax income base and significant changes in country level profitability.

Net Income: The combined effects of the reduced operating earnings driven by the various factors identified above resulted in a net loss of $29.3 million in 2009 as compared to net income of $187.9 million in 2008. Diluted earnings per share for fiscal 2009 of negative $0.83 was reduced by $3.06 due to the previously mentioned impairment charge, severance costs, losses due to the cancellation of interest rate swaps, early retirement of debt and foreign exchange related losses in Venezuela which were partially offset by the tax benefits as discussed. Exclusive of these items, 2009 diluted earnings per share was $2.23 as compared to $4.87 in the prior year, which included a number of items that decreased dilutive earnings per share by $1.03 (see Item 6. "Selected Financial Data" for further information regarding these items).

North America Results of Operations

	Years Ended		
	January 1, 2010	January 2, 2009	Percent Change
	(In millions)		
Net sales	$3,589.1	$4,278.8	(16.1%)
Gross profit	$ 805.6	$ 998.6	(19.3%)
Operating expenses	$ 612.0	$ 683.6	(10.5%)
Operating income	$ 193.6	$ 315.0	(38.5%)

Net Sales: When compared to 2008, North America net sales for 2009 decreased 16.1% to $3,589.1 million. Excluding the unfavorable effects of foreign exchange rate changes of $47.0 million, sales related to the recent acquisitions of $62.7 million and the unfavorable impact of copper prices of $134.4 million, North America net sales were $3,707.8 million in 2009, which represents a decrease of $571.0 million, or approximately 13.3%, compared to 2008. The decrease in sales is primarily the result of lower industrial production volumes and lower OEM supply sales. Also contributing to the negative sales comparisons were lower project volume in both the enterprise cabling and wire and cable end markets due to constrained capital conditions in the current recessionary environment.

Gross margin: Gross margin decreased to 22.4% in 2009 from 23.3% in the prior year mainly due to a sales mix shift resulting from slowing sales among higher gross margin electrical wire and cable products and OEM supply products. The effects of lower copper prices did not impact gross margin, however, they did reduce gross profit dollars by $27.1 million in 2009.

Operating Expenses: Operating expenses decreased $71.6 million, or 10.5% in 2009 from the prior year. Foreign exchange rate changes decreased operating expenses by $6.0 million, but recent acquisitions increased operating expense by $20.2 million as compared to the prior year. Operating expenses decreased primarily due to lower variable costs associated with the 13.3% organic decline in sales, benefits of cost reduction actions taken in the fourth quarter of 2008 and the second quarter of 2009 and the effect of lower management incentive expense due to the Company's earnings being less than the incentive plan targets.

Operating Income: Operating margin was 5.4% in 2009 as compared to 7.4% in 2008. Operating income decreased $121.4 million, or 38.5%, in 2009 as compared to 2008 primarily due to lower sales. Unfavorable foreign exchange rate changes and lower copper prices decreased operating income by $3.3 million and $27.1 million, respectively, as compared to the prior year.

Europe Results of Operations

	Years Ended		
	January 1, 2010	January 2, 2009	Percent Change
	(In millions)		
Net sales	$ 907.2	$1,309.4	(30.7%)
Gross profit	$ 218.3	$ 323.9	(32.6%)
Goodwill impairment	$ 100.0	$ —	nm
Operating expenses	$ 237.5	$ 288.0	(17.5%)
Operating (loss) income	$(119.2)	$ 35.9	nm

nm — not meaningful

Net Sales: When compared to the corresponding period in 2008, Europe net sales for 2009 decreased 30.7% to $907.2 million. Excluding $104.4 million due to unfavorable foreign exchange rate changes, $12.6 million due to unfavorable effects of copper prices and incremental sales of $44.0 million due to acquisitions, Europe net sales were $980.2 million in 2009, which represents a decrease of $329.2 million, or approximately 25.1%, over the corresponding period in 2008. The decrease in sales is primarily due to lower industrial production volumes which resulted in lower OEM supply sales as compared to the prior year. Also contributing to the decrease in sales is lower project volume in both the enterprise cabling and wire and cable end markets due to constrained capital conditions in the current recessionary environment.

Gross margin: Gross margin decreased to 24.1% in 2009 from 24.7% in 2008. The decline in gross margin is primarily due to a product sales mix shift resulting from slowing sales in higher gross margin OEM supply and electrical wire and cable sales. The effects of lower copper prices did not impact gross margin, however, they did reduce gross profit dollars by $5.5 million in 2009 as compared to 2008.

Operating Expenses: The Company recorded a $100.0 million non-cash goodwill impairment charge in the second quarter of 2009 related to its European operations. The impairment charge was due to continued operating losses and a reduction in the projected future cash flows from this operating segment based on the Company's forecast of a weaker European economy. All other operating expenses decreased $50.5 million, or 17.5%, in 2009 primarily due to lower variable costs associated with the 25.1% organic decline in sales and benefits of cost reduction actions taken in the fourth quarter of 2008 and the second quarter of 2009. Recent acquisitions increased operating expenses by $12.6 million, while foreign exchange rate changes decreased operating expenses by $26.5 million as compared to 2008.

Operating Income: As a result of lower sales and gross margin as well as the impairment charge of $100.0 million in Europe, operating margins were negative 13.1% in 2009 as compared to 2.7% in 2008. The impairment charge reduced operating margins by 11.0% in 2009. Inclusive of the impairment charge, operating losses of $119.2 million in 2009 compare to operating income of $35.9 million in 2008. Recent acquisitions and copper prices increased Europe's operating loss by $1.3 million and $5.5 million, respectively. Foreign exchange reduced Europe's operating loss by $1.0 million in 2009.

Emerging Markets Results of Operations

	Years Ended		
	January 1, 2010	January 2, 2009	Percent Change
		(In millions)	
Net sales	$486.1	$548.4	(11.4%)
Gross profit	$106.7	$120.3	(11.2%)
Operating expenses	$ 77.6	$ 79.3	(2.0%)
Operating income	$ 29.1	$ 41.0	(29.1%)

Net Sales: Emerging Markets (Asia Pacific and Latin America) net sales in 2009 decreased 11.4% to $486.1 million from $548.4 million in 2008. Excluding the incremental sales of $3.1 million related to the acquisition of QSM and the unfavorable impact from changes in foreign exchange rates of $29.7 million, Emerging Markets net sales declined 6.5%. The decline in sales is primarily the result of lower multi-national project spending on geographic expansion. The Company continues to invest in initiatives to increase market penetration and expand product lines to drive growth in the Emerging Markets.

Gross margin: During 2009, Emerging Markets gross margin increased to 22.0% from 21.9% in 2008, primarily due to a favorable product sales mix. In 2009, the Company recorded a $4.2 million reduction to gross profit due to an exchange rate-driven lower of cost or market adjustment on inventory in Venezuela which reduced gross margin by 80 basis points.

Operating Expenses: Operating expenses decreased $1.7 million in 2009, or 2.0% compared to the prior year period. Favorable foreign exchange rate changes decreased operating expenses by $4.7 million in 2009 as compared to the prior year.

Operating Income: Emerging Markets operating income decreased $11.9 million, or 29.1%, in 2009 as compared to the prior year. Operating margins decreased to 6.0% from 7.5% in 2008. Exchange rate changes had a $2.0 million unfavorable impact on operating income.

Critical Accounting Policies and Estimates

The Company believes that the following are critical areas of accounting that either require significant judgment by management or may be affected by changes in general market conditions outside the control of management. As a result, changes in estimates and general market conditions could cause actual results to differ materially from future expected results. Historically, the Company's estimates in these critical areas have not differed materially from actual results.

Allowance for Doubtful Accounts: At December 31, 2010 and January 1, 2010, the Company reported net accounts receivable of $1,099.3 million and $941.5 million, respectively. Each quarter the Company segregates the doubtful receivable balances into the following major categories and determines the bad debt reserve required as outlined below:

- Customers that are no longer paying their balances are reserved based on the historical write-off percentages;
- Risk accounts are individually reviewed and the reserve is based on the probability of potential default. The Company continually monitors payment patterns of customers, investigates past due accounts to assess the likelihood of collection and monitors industry and economic trends to estimate required allowances; and
- The outstanding balance for customers who have declared bankruptcy is reserved at the outstanding balance less the estimated net realizable value.

If circumstances related to the above factors change, the Company's estimates of the recoverability of amounts due to the Company could be reduced or increased by a material amount.

Inventory Obsolescence: At December 31, 2010 and January 1, 2010, the Company reported inventory of $1,002.7 million and $918.8 million, respectively. Each quarter the Company reviews for excess inventories and makes an assessment of the net realizable value. There are many factors that management considers in determining whether or not or the amount by which a reserve should be established. These factors include the following:

- Return or rotation privileges with vendors;
- Price protection from vendors;
- Expected future usage;
- Whether or not a customer is obligated by contract to purchase the inventory;
- Current market pricing;
- Historical consumption experience; and
- Risk of obsolescence.

If circumstances related to the above factors change, there could be a material impact on the net realizable value of the inventories.

Pension Expense: Accounting rules related to pensions and the policies used by the Company generally reduce the recognition of actuarial gains and losses in the net benefit cost, as any significant actuarial gains/losses are amortized over the remaining service lives of the plan participants. These actuarial gains and losses are mainly attributable to the return on plan assets that differ from that assumed and differences in the obligation due to changes in the discount rate, plan demographic changes and other assumptions.

A significant element in determining the Company's net periodic benefit cost in accordance with Generally Accepted Accounting Principles ("U.S. GAAP") is the expected return on plan assets. For 2010, the Company had assumed that the weighted-average expected long-term rate of return on plan assets would be 7.16%. This expected return on plan assets is included in the net periodic benefit cost for the fiscal year ended 2010. As a result of the combined effect of valuation increases in both the equity and bond markets, the plan assets produced an actual gain of approximately 11.8% in 2010 as compared to a gain of 9.7% in 2009. As a result, the fair value of plan assets increased to $313.8 million at the end of fiscal 2010 from $276.8 million at the end of fiscal 2009. When the difference between the expected return and the actual return on plan assets is significant, the difference is amortized into expense over the service lives of the plan participants. These amounts are reflected on the balance sheet through charges to "Other Comprehensive Income," a component of "Stockholders' Equity" in the Consolidated Balance Sheet.

The measurement date for all plans of the Company is December 31st. Accordingly, at the end of each fiscal year, the Company determines the discount rate to be used to discount the plan liabilities to their present value. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate at the end of 2010 and 2009, the Company reviewed rates of return on relevant market indices (i.e., the Citigroup pension liability index). These rates are adjusted to match the duration of the liabilities associated with the pension plans. At December 31, 2010 and January 1, 2010, the Company determined the consolidated weighted-average rate of all plans to be 5.49% and 5.88%, respectively, and used this rate to measure the projected benefit obligation at the end of each respective fiscal year end. As a result of the change in the discount rate as well as changes in foreign exchange rates, the projected benefit obligation increased to $400.0 million at the end of fiscal 2010 from $373.8 million at the end of fiscal 2009. As a result of the change in asset values and the projected benefit obligation, the Company's consolidated net pension liability was $86.2 million at the end of fiscal 2010 compared to $97.0 million at the end of 2009.

Based on the consolidated weighted-average discount rate at the beginning of 2010 and 2009 (5.88% and 6.12%, respectively), the Company recognized a consolidated pre-tax net periodic cost of $16.7 million in 2010, up from $16.0 million in 2009. The Company estimates its 2011 net periodic cost to decrease by approximately 4.3% primarily due to lower interest costs as a result of lower discount rates as well as higher asset levels.

Due to its long duration, the pension liability is very sensitive to changes in the discount rate. As a sensitivity measure, the effect of a 50-basis-point decline in the assumed discount rate would result in an increase in the 2011 pension expense of approximately $3.2 million and an increase in the projected benefit obligations at December 31, 2010 of $34.3 million. A 50-basis-point decline in the assumed rate of return on assets would result in an increase in the 2011 expense of approximately $1.1 million.

Goodwill and Indefinite-Lived Intangible Assets: On an annual basis, the Company tests for goodwill impairment using a two-step process, unless there is a triggering event, in which case a test would be performed at the time that such triggering event occurs. The first step is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount. For all periods presented, the Company's reporting units are consistent with its operating segments of North America, Europe, Latin America and Asia Pacific. The estimates of fair value of a reporting unit are determined based on the income approach, using a discounted cash flow analysis. A discounted cash flow analysis requires the Company to make various judgmental assumptions, including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on management's forecast of each reporting unit. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units from the perspective of market participants. The Company also reviews market multiple information to corroborate the fair value conclusions recorded through the aforementioned income approach. If step one indicates a carrying value above the estimated fair value, the second step of the goodwill impairment test is performed by comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

The Company performed its 2010 annual impairment analysis during the third quarter of 2010 and concluded that no impairment existed. The Company expects the carrying amount of remaining goodwill to be fully recoverable.

In 2009, the Company experienced a flat daily sales trend through the first and second quarters. The resulting effect was that the Company did not experience the normal sequential growth pattern from the first to the second quarter. Because of those flat daily sales patterns, on a sequential basis, reported sales were actually down from the first quarter of 2009. When the second quarter of 2009 sequential drop in reported sales was evaluated against the second quarter of 2008, the result was the largest negative sales comparison experienced since the current economic downturn began. Due to these market and economic conditions, the Company concluded that there were impairment indicators for the North America, Europe and Asia Pacific reporting units that required an interim impairment analysis be performed under U.S. GAAP during the second fiscal quarter of 2009.

In the first step of the impairment analysis, the Company performed valuation analyses utilizing the income approach to determine the fair value of its reporting units. The Company also considered the market approach as described in U.S. GAAP. Under the income approach, the Company determined the fair value based on estimated future cash flows discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of the reporting unit and the rate of return an outside investor would expect to earn. The inputs used for the income approach were significant unobservable inputs, or Level 3 inputs, in the fair value hierarchy described in recently issued accounting guidance on fair value measurements. Estimated future cash flows were based on the Company's internal projection models, industry projections and other assumptions deemed reasonable by management as those that would be made by a market participant. Based on the results of the Company's assessment in step one, it was determined that the carrying value of the Europe reporting unit exceeded its estimated fair value while North America and Asia Pacific's fair value exceeded the carrying value.

Therefore, the Company performed a second step of the impairment test to estimate the implied fair value of goodwill in Europe. In the second step of the impairment analysis, the Company determined the implied fair value of goodwill for the Europe reporting unit by allocating the fair value of the reporting unit to all of Europe's assets and liabilities, as if the reporting unit had been acquired in a business combination and the price paid to acquire it was the fair value. The analysis indicated that there would be an implied value attributable to goodwill of $12.1 million in the Europe reporting unit and accordingly, in the second quarter of 2009, the Company recorded a non-cash impairment charge related to the write off of the remaining goodwill of $100.0 million associated with its Europe reporting unit.

Deferred Tax Assets: The Company maintains valuation allowances to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Changes in valuation allowances are included in the Company's tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates factors such as prior earnings history, expected future earnings, carryback and carryforward periods and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Assessments are made at each balance sheet date to determine how much of each deferred tax asset is realizable. These estimates are subject to change in the future, particularly if earnings of a particular subsidiary are significantly higher or lower than expected, or if management takes operational or tax planning actions that could impact the future taxable earnings of a subsidiary.

Uncertain Tax Positions: In the normal course of business, the Company is audited by federal, state and foreign tax authorities, and is periodically challenged regarding the amount of taxes due. These challenges relate to the timing and amount of deductions and the allocation of income among various tax jurisdictions. Management believes the Company's tax positions comply with applicable tax law and the Company intends to defend its positions. The Company recognizes the benefit of tax positions when a benefit is more likely than not (i.e., greater than 50% likely) to be sustained on its technical merits. Recognized tax benefits are measured at the largest amount that is more likely than not to be sustained, based on cumulative probability, in final settlement of the position. The Company's effective tax rate in a given period could be impacted if, upon final resolution with taxing authorities, the Company prevailed in positions for which reserves have been established, or was required to pay amounts in excess of established reserves.

As of December 31, 2010, the aggregate amount of global uncertain tax position liabilities and related interest and penalties recorded was approximately $5.9 million. The uncertain tax positions cover a wide range of issues, in particular related to intercompany charges and foreign withholding taxes on such charges as well as on importations, and involve numerous different taxing jurisdictions.

New Accounting Pronouncements

For information about recently issued accounting pronouncements, see Note 1. "Summary of Significant Accounting Policies" in the notes to the consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company is exposed to the impact of fluctuations in foreign currencies and interest rate changes, as well as changes in the market value of its financial instruments. The Company periodically enters into derivatives in order to minimize these risks, but not for trading purposes. The Company's strategy is to negotiate terms for its derivatives and other financial instruments to be perfectly effective, such that the change in the value of the derivative perfectly offsets the impact of the underlying hedged item (e.g., various foreign currency denominated accounts). The Company's counterparties to its derivative contracts have investment-grade credit ratings. The Company expects the creditworthiness of its counterparties to remain intact through the term of the transactions. The Company regularly monitors the creditworthiness of its counterparties to ensure no issues exist which could affect the value of the derivatives. Any resulting gains or losses from hedge ineffectiveness are reflected directly in "Other, net" in the Company's Consolidated Statements of Operations. During periods of volatility in foreign exchange rates, the Company can be subject to significant foreign exchange gains and losses since there is a time lag between when the Company incurs the foreign exchange exposure and when the Company has the information to properly hedge the exposure.

Foreign Exchange Risk

The Company's foreign currency-denominated sales were 34% in 2010, 33% in 2009 and 36% in 2008. The Company's exposure to currency rate fluctuations primarily relate to Europe (Euro and British Pound) and Canada (Canadian dollar). The Company also has exposure to currency rate fluctuations related to more volatile markets such as Argentina (Peso), Australia (Dollar), Brazil (Real), Chile (Peso), Colombia (Peso), Mexico (Peso), and Venezuela (Bolivar).

The Company's investments in several subsidiaries are recorded in currencies other than the U.S. dollar. As these foreign currency denominated investments are translated at the end of each period during consolidation using period-end exchange rates, fluctuations of exchange rates between the foreign currency and the U.S. dollar increase or decrease the value of those investments. These fluctuations and the results of operations for foreign subsidiaries, where the functional currency is not the U.S. dollar, are translated into U.S. dollars using the average exchange rates during the year, while the assets and liabilities are translated using period end exchange rates. The assets and liabilities-related translation adjustments are recorded as a separate component of Stockholders' Equity, "Foreign currency translation," which is a component of accumulated other comprehensive income/loss in the Company's Consolidated Balance Sheets. In addition, as the Company's subsidiaries maintain investments denominated in currencies other than local currencies, exchange rate fluctuations will occur. Borrowings are raised in certain foreign currencies to minimize the exchange rate translation adjustment risk.

Several of the Company's subsidiaries conduct business in a currency other than the legal entity's functional currency. Transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign exchange transaction gain or loss that is included in "Other, net" in the Consolidated Statements of Operations.

The Company purchases foreign currency forward contracts to minimize the effect of fluctuating foreign currency-denominated accounts on its reported income. The foreign currency forward contracts are not designated as hedges for accounting purposes. The Company's strategy is to negotiate terms for its derivatives and other financial instruments to be perfectly effective, such that the change in the value of the derivative perfectly offsets the impact of the underlying hedged item (e.g., various foreign currency denominated accounts). The Company's counterparties to its foreign currency forward contracts have investment-grade credit ratings. The Company expects the creditworthiness of its counterparties to remain intact through the term of the transactions. The Company regularly monitors the creditworthiness of its counterparties to ensure no issues exist which could affect the value of the derivatives. At December 31, 2010 and January 1, 2010, the notional amount of the foreign currency forward contracts outstanding was approximately $223.0 million and $198.3 million, respectively. The Company prepared sensitivity analyses of its foreign currency forward contracts assuming a 10% adverse change in the value of foreign currency contracts outstanding. The hypothetical adverse changes would have resulted in the Company recording a

$23.2 million and $21.4 million loss in fiscal 2010 and 2009, respectively. However, as these forward contracts are intended to be perfectly effective economic hedges, the Company would record offsetting gains as a result of the remeasurement of the underlying foreign currency denominated monetary accounts being hedged.

Venezuela Foreign Exchange

The Company's functional currency for financial reporting purposes in Venezuela is the U.S. dollar ("USD"). Inventory is sourced from vendors in the United States (including the parent company of the Venezuelan subsidiary, Anixter Inc.) and paid for in USD. Sales to customers are invoiced in the local bolivar currency and bolivars are collected from customers to settle outstanding receivables. During 2009, local government restrictions made it increasingly difficult to transfer cash out of Venezuela.

Historically, the Company utilized the parallel market (which involves using bolivars to purchase Venezuelan securities and then swap those securities for USD denominated investments) to obtain USD to settle USD liabilities. The use of this parallel market resulted in unfavorable foreign exchange rates as compared with the official rate in Venezuela. In December of 2009, the Venezuela operations remitted cash to its U.S. parent using the parallel market, resulting in a $4.8 million pre-tax foreign exchange loss recorded during the fourth quarter of 2009.

At the end of 2009, as a result of the factors that led to increased usage of the parallel market, including the December cash remittance to the parent, the Company re-evaluated its historical practice of remeasuring bolivar-denominated monetary assets (primarily cash and accounts receivable) into USD using the official exchange rate for financial reporting purposes. The Company determined that due to the change of circumstances described above, and the expected continued use of the parallel market for repatriating cash from Venezuela, use of the parallel rate for remeasurement purposes was most appropriate. The result of using the unfavorable parallel exchange rate to remeasure these assets was a $9.0 million pre-tax loss recorded during the fourth quarter of 2009.

In May of 2010, the Venezuelan government suspended trading in the parallel market and replaced it with a system called Transaction System for Foreign Currency Denominated Securities ("SITME"), under the control of the Central Bank of Venezuela. Under the new regulations, the Company is limited to converting the Venezuelan bolivar to USD at a rate of $50,000 per day, up to a maximum of $350,000 per month, as permitted by the Central Bank of Venezuela. The bolivar to USD exchange rate under SITME was adjusted to 5.3 bolivars to one USD at July 2, 2010. As a result, during the second quarter of 2010, the Company recorded a pre-tax foreign exchange gain of $2.1 million due to the remeasurement of Venezuela's bolivar-denominated monetary assets at the rate determined by the government's newly regulated foreign currency exchange system. The bolivar to USD exchange rate was 5.53 bolivars to one USD at the end of 2010.

The rate at which the Company obtains permission to repatriate cash through SITME varies and it is determined by the Central Bank. The rate reflected in the Company's consolidated financial statements is the average exchange rate obtained during the reporting period for transactions that the Company executes through SITME. The Company often receives small approval amounts from the regulatory authority in Venezuela at a rate of 4.30; however, the Company doesn't consider this representative of the rate at which it can repatriate significant cash in a consistent manner. Therefore, the Company doesn't use this rate for U.S. GAAP accounting.

Interest Rate Risk

The Company uses interest rate swaps to reduce its exposure to adverse fluctuations in interest rates. The objective of the currently outstanding interest rate swaps (cash flow hedges) is to convert variable interest to fixed interest associated with forecasted interest payments resulting from revolving borrowings in the U.K. and continental Europe and are designated as hedging instruments. The Company does not enter into interest rate transactions for speculative purposes. Changes in the value of the interest rate swaps are expected to be highly effective in offsetting the changes attributable to fluctuations in the variable rates. The Company's counterparties to its interest rate swap contracts have investment-grade credit ratings. The Company expects the creditworthiness of its counterparties to remain intact through the term of the transactions. The Company regularly monitors the creditworthiness of its counterparties to ensure no issues exist which could affect the value of the derivatives. When entered into, these financial instruments were designated as hedges of underlying exposures (interest payments associated with the U.K. and continental Europe borrowings) attributable to changes in the respective benchmark interest rates. Currently, the fair value of the interest rate swaps is determined by means of a mathematical model that calculates the present value of the anticipated cash flows from the transaction using mid-market prices and other economic data and assumptions, or by means of pricing indications from one or more other dealers selected at the discretion of the respective banks. These inputs would be considered Level 2 in the fair value hierarchy described in recently issued accounting guidance on fair value measurements. At December 31, 2010 and January 1, 2010, interest rate swaps were revalued at current interest rates, with the changes in valuation reflected directly in Other Comprehensive Income/Loss in the Company's Consolidated Balance Sheets. The fair market value of the Company's outstanding interest rate agreements, which is the estimated exit price that the Company would pay to cancel the interest rate agreements, was not significant at December 31, 2010 or January 1, 2010. The Company prepared a sensitivity analysis assuming a 10% adverse change in interest rates. Holding all other variables constant, the hypothetical adverse change would have increased interest expense by $0.6 million and $0.5 million in fiscal 2010 and 2009, respectively.

Fair Market Value of Debt Instruments

The fair value of the Company's debt instruments is measured using observable market information which would be considered Level 2 in the fair value hierarchy described in recently issued accounting guidance on fair value measurements.

The carrying value of the Company's nonconvertible fixed-rate debt (specifically, Notes due 2015 and Notes due 2014) was $230.6 million and $363.5 million at December 31, 2010 and January 1, 2010, respectively. The fair value of the nonconvertible fixed-rate debt instruments was $239.3 million and $381.5 million at December 31, 2010 and January 1, 2010, respectively. The decline in the carrying value and the estimated fair value of the Company's nonconvertible fixed-rate debt is due to the repurchase of a portion of the Notes due 2014 during fiscal 2010. The Company's Notes due 2014 and Notes due 2015 bear interest at a fixed rate of 10.0% and 5.95%, respectively. Therefore, changes in interest rates do not affect interest expense incurred on the Notes due 2014 or the Notes due 2015, but interest rates do affect the fair value. If interest rates were to increase by 10.0%, the fair market value of the Notes due 2014 and the Notes due 2015 would decrease by 2.0% and 2.8% at December 31, 2010 and at January 1, 2010, respectively. If interest rates were to decrease by 10%, the fair market value of the fixed-rate debt would increase by 2.0% and 2.8% at December 31, 2010 and at January 1, 2010, respectively.

The carrying value of the Company's outstanding convertible fixed-rate debt (specifically, Notes due 2013 and Notes due 2033) was $312.7 million at December 31, 2010 and $361.8 million at January 1, 2010. As the Company's outstanding convertible fixed-rate debt may be converted into the Company's common stock, the price of the Company's common stock may affect the fair value of the Company's convertible debt. The estimated fair value of the Company's outstanding convertible debt decreased to $433.5 million at December 31, 2010 from $465.7 million at January 1, 2010. The decline in the estimated fair value of the Company's convertible debt is primarily due to the repurchase of a portion of the Notes due 2033 during fiscal 2010. A hypothetical 10% increase in the price of the Company's common stock from the price at December 31, 2010 and January 1, 2010 would have increased the fair value of its then outstanding convertible debt by $43.4 million and $46.6 million, respectively.

Changes in the fair market value of the Company's debt do not affect the reported results of operations unless the Company is retiring such obligations prior to their maturity. This analysis did not consider the effects of a changed level of economic activity that could exist in such an environment and certain other factors. Further, in the event of a change of this magnitude, management would likely take actions to further mitigate its exposure to possible changes. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this sensitivity analysis assumes no changes in the Company's financial structure.

See Note 8. "Derivative Instruments and Hedging Activities" ("Interest rate agreements" and "Foreign currency forward contracts") and Note 9. "Fair Value Measurements" in the Notes to the Consolidated Financial Statements for further detail on interest rate agreements and outstanding debt obligations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Anixter International Inc.:

We have audited the accompanying consolidated balance sheets of Anixter International Inc. as of December 31, 2010 and January 1, 2010 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedules listed in the Index at Item 15(a)(2). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Anixter International Inc. at December 31, 2010 and January 1, 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Anixter International Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois
February 28, 2011

ANIXTER INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share amounts)

	Years Ended		
	December 31, 2010	January 1, 2010	January 2, 2009
Net sales	$5,472.1	$4,982.4	$6,136.6
Cost of goods sold	4,210.9	3,851.8	4,693.8
Gross profit	1,261.2	1,130.6	1,442.8
Cost of operations:			
Operating expenses	995.0	927.1	1,050.9
Goodwill impairment	—	100.0	—
Total operating expenses	995.0	1,027.1	1,050.9
Operating income	266.2	103.5	391.9
Other expense:			
Interest expense	(53.6)	(66.1)	(60.6)
Net loss on retirement of debt	(31.9)	(1.1)	—
Other, net	(1.4)	(19.1)	(25.8)
Income before income taxes	179.3	17.2	305.5
Income tax expense	70.8	46.5	117.6
Net income (loss)	$ 108.5	$ (29.3)	$ 187.9
Net income (loss) per share:			
Basic	$ 3.18	$ (0.83)	$ 5.30
Diluted	$ 3.05	$ (0.83)	$ 4.87
Dividend declared per common share	$ 3.25	$ —	$ —

See accompanying notes to the consolidated financial statements.

ANIXTER INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS
(In millions, except share amounts)

	December 31, 2010	January 1, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 78.4	$ 111.5
Accounts receivable (Includes $407.8 at December 31, 2010 associated with securitization facility)	1,099.3	941.5
Inventories	1,002.7	918.8
Deferred income taxes	50.3	47.5
Other current assets	50.5	31.7
Total current assets	2,281.2	2,051.0
Property and equipment, at cost	288.9	279.5
Accumulated depreciation	(204.3)	(192.0)
Net property and equipment	84.6	87.5
Goodwill	374.3	357.7
Other assets	193.2	175.5
	$2,933.3	$2,671.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 648.7	$ 505.4
Accrued expenses	218.9	155.9
Short-term debt (Includes $200.0 at December 31, 2010 associated with securitization facility)	203.6	8.7
Total current liabilities	1,071.2	670.0
Long-term debt	688.8	821.4
Other liabilities	162.5	156.2
Total liabilities	1,922.5	1,647.6
Stockholders' equity:		
Common stock — $1.00 par value, 100,000,000 shares authorized, 34,323,061 and 34,700,481 shares issued and outstanding in 2010 and 2009, respectively	34.3	34.7
Capital surplus	230.1	225.1
Retained earnings	774.2	819.6
Accumulated other comprehensive loss:		
Foreign currency translation	16.8	3.4
Unrecognized pension liability	(43.9)	(56.8)
Unrealized loss on derivatives, net	(0.7)	(1.9)
Total accumulated other comprehensive loss	(27.8)	(55.3)
Total stockholders' equity	1,010.8	1,024.1
	$2,933.3	$2,671.7

See accompanying notes to the consolidated financial statements.

ANIXTER INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Years Ended		
	December 31, 2010	January 1, 2010	January 2, 2009
Operating activities:			
Net income (loss)	$ 108.5	$ (29.3)	$ 187.9
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Net loss on retirement of debt	31.9	1.1	—
Goodwill impairment	—	100.0	—
Depreciation	22.5	24.1	24.9
Accretion of debt discount	18.8	21.1	18.5
Stock-based compensation	16.7	15.2	18.2
Deferred income taxes	21.6	(1.6)	(8.0)
Amortization of intangible assets	11.3	13.0	9.7
Amortization of deferred financing costs	2.7	2.9	1.6
Excess income tax benefit from employee stock plans	(5.4)	(0.7)	(10.2)
Changes in current assets and liabilities:			
Accounts receivable	(136.0)	149.4	87.8
Inventories	(63.6)	264.8	(141.8)
Accounts payable and other current assets and liabilities, net	166.1	(107.3)	(68.8)
Other, net	0.1	(11.8)	5.2
Net cash provided by operating activities	195.2	440.9	125.0
Investing activities:			
Acquisition of businesses, net of cash acquired	(36.4)	(1.8)	(180.3)
Capital expenditures, net	(19.6)	(21.9)	(32.4)
Net cash used in investing activities	(56.0)	(23.7)	(212.7)
Financing activities:			
Proceeds from borrowings	1,029.2	316.5	1,119.1
Repayment of borrowings	(778.0)	(716.7)	(922.8)
Payment of cash dividend	(111.0)	(0.3)	(0.7)
Purchases of common stock for treasury	(41.2)	(34.9)	(104.6)
Retirement of Notes due 2014	(165.5)	(26.5)	—
Retirement of Convertible Notes due 2033 — debt component	(65.6)	(56.5)	—
Retirement of Convertible Notes due 2033 — equity component	(54.0)	(34.3)	—
Proceeds from stock options exercised	8.7	2.5	10.1
Deferred financing costs	(0.3)	(6.7)	(0.5)
Excess income tax benefit from employee stock plans	5.4	0.7	10.2
Proceeds from issuance of Notes due 2014	—	185.2	—
Net cash (used in) provided by financing activities	(172.3)	(371.0)	110.8
(Decrease) increase in cash and cash equivalents	(33.1)	46.2	23.1
Cash and cash equivalents at beginning of period	111.5	65.3	42.2
Cash and cash equivalents at end of period	$ 78.4	$ 111.5	$ 65.3

See accompanying notes to the consolidated financial statements.

ANIXTER INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions)

	Common Stock					
	Shares	Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income
Balance at December 28, 2007	36.3	$36.3	$207.5	$ 797.8	$ 50.9	
Net income	—	—	—	187.9	—	$ 187.9
Other comprehensive income:						
Foreign currency translation	—	—	—	—	(107.4)	(107.4)
Changes in unrealized pension cost, net of tax of $19.0	—	—	—	—	(28.2)	(28.2)
Changes in fair market value of derivatives, net of tax of $1.7	—	—	—	—	(4.3)	(4.3)
Comprehensive income						$ 48.0
Purchase and retirement of treasury stock (see Note 11.)	(1.7)	(1.7)	—	(102.9)	—	
Stock-based compensation	—	—	18.2	—	—	
Issuance of common stock and related tax benefits	0.7	0.7	18.0	—	—	
Balance at January 2, 2009	35.3	$35.3	$243.7	$ 882.8	$ (89.0)	
Net loss	—	—	—	(29.3)	—	$ (29.3)
Other comprehensive income:						
Foreign currency translation	—	—	—	—	52.7	52.7
Changes in unrealized pension cost, net of tax of $0.9	—	—	—	—	(19.9)	(19.9)
Changes in fair market value of derivatives, net of tax of $0.4	—	—	—	—	0.9	0.9
Comprehensive income						$ 4.4
Purchase and retirement of treasury stock (see Note 11.)	(1.0)	(1.0)	—	(33.9)	—	
Equity component of repurchased convertible debt (see Note 11.)	—	—	(34.3)	—	—	
Stock-based compensation	—	—	15.2	—	—	
Issuance of common stock and related tax benefits	0.4	0.4	0.5	—	—	
Balance at January 1, 2010	34.7	$34.7	$225.1	$ 819.6	$ (55.3)	
Net income	—	—	—	108.5	—	$ 108.5
Other comprehensive income:						
Foreign currency translation	—	—	—	—	13.4	13.4
Changes in unrealized pension cost, net of tax of $3.1	—	—	—	—	12.9	12.9
Changes in fair market value of derivatives, net of tax of $0.9	—	—	—	—	1.2	1.2
Comprehensive income						$ 136.0
Dividend declared on common stock ($3.25 per share)	—	—	—	(113.7)	—	
Purchase and retirement of treasury stock (see Note 11.)	(1.0)	(1.0)		(40.2)	—	
Equity component of repurchased convertible debt, net of tax of $33.6 (see Note 11.)	—	—	(20.4)	—	—	
Stock-based compensation	—	—	16.7	—	—	
Issuance of common stock and related tax benefits	0.6	0.6	8.7	—	—	
Balance at December 31, 2010	34.3	$34.3	$230.1	$ 774.2	$ (27.8)	

See accompanying notes to the consolidated financial statements.

ANIXTER INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Anixter International Inc. ("the Company"), formerly known as Itel Corporation, which was incorporated in Delaware in 1967, is engaged in the distribution of communications and security products, electrical wire and cable products, fasteners and small parts through Anixter Inc. and its subsidiaries (collectively "Anixter").

Basis of presentation: The consolidated financial statements include the accounts of Anixter International Inc. and its subsidiaries. The Company's fiscal year ends on the Friday nearest December 31 and included 52 weeks in 2010 and 2009 and 53 weeks in 2008. Certain amounts have been reclassified to conform to the current year presentation.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents: Cash equivalents consist of short-term, highly liquid investments that mature within three months or less. Such investments are stated at cost, which approximates fair value.

Receivables and allowance for doubtful accounts: The Company carries its accounts receivable at their face amounts less an allowance for doubtful accounts which was $24.1 million and $25.7 million at the end of 2010 and 2009, respectively. On a regular basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances, as well as credit conditions and history of write-offs and collections. The provision for doubtful accounts was $12.3 million, $12.4 million and $37.0 million in 2010, 2009 and 2008, respectively. A receivable is considered past due if payments have not been received within the agreed upon invoice terms. The higher provision in 2008 was due to the rapid deterioration of the credit markets and economic conditions that resulted in two large customer bankruptcies which resulted in bad debt losses of $24.1 million. Receivables are written off and deducted from the allowance account when the receivables are deemed uncollectible.

Inventories: Inventories, consisting primarily of finished goods, are stated at the lower of cost or market. Cost is determined using the average-cost method. The Company has agreements with some of its vendors that provide a right to return products. This right is typically limited to a small percentage of the Company's total purchases from that vendor. Such rights provide that the Company can return slow-moving product and the vendor will replace it with faster-moving product chosen by the Company. Some vendor agreements contain price protection provisions that require the manufacturer to issue a credit in an amount sufficient to reduce the Company's current inventory carrying cost down to the manufacturer's current price. The Company considers these agreements in determining its reserve for obsolescence.

Each quarter the Company reviews for excess inventories and makes an assessment of the net realizable value. There are many factors that management considers in determining whether or not the amount by which a reserve should be established. These factors include the following:

- Return or rotation privileges with vendors;
- Price protection from vendors;
- Expected future usage;
- Whether or not a customer is obligated by contract to purchase the inventory;
- Current market pricing;
- Historical consumption experience; and
- Risk of obsolescence.

If circumstances related to the above factors change, there could be a material impact on the net realizable value of the inventories.

Property and equipment: At December 31, 2010, net property and equipment consisted of $58.6 million of equipment and computer software and approximately $26.0 million of buildings and leasehold improvements. At January 1, 2010, net property and equipment consisted of $61.6 million of equipment and computer software and approximately $25.9 million of buildings and leasehold improvements. Equipment and computer software are recorded at cost and depreciated by applying the straight-line method over their estimated useful lives, which range from 3 to 10 years. Leasehold improvements are depreciated over the useful life or over the term of the related lease, whichever is shorter. Upon sale or retirement, the cost and related depreciation are removed from the respective accounts and any gain or loss is included in income. Maintenance and repair costs are expensed as incurred. Depreciation expense charged to operations was $22.5 million, $24.1 million and $24.9 million in 2010, 2009 and 2008, respectively.

Costs for software developed for internal use are capitalized when the preliminary project stage is complete and the Company has committed funding for projects that are likely to be completed. Costs that are incurred during the preliminary project stage are expensed as incurred. Once the capitalization criteria have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of their time spent directly on the project) and interest costs incurred when developing computer software for internal use are capitalized. At December 31, 2010 and January 1, 2010, capitalized costs, net of accumulated amortization, for software developed for internal use was approximately $22.4 million and $17.0 million, respectively. Interest expense incurred in connection with the development of internal use software is capitalized based on the amounts of accumulated expenditures and the weighted-average cost of borrowings for the period. Interest costs capitalized for fiscal 2010, 2009 or 2008 was insignificant.

Goodwill: On an annual basis, the Company tests for goodwill impairment using a two-step process, unless there is a triggering event, in which case a test would be performed at the time that such triggering event occurs. The first step is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount. For all periods presented, the Company's reporting units are consistent with its operating segments of North America, Europe, Latin America and Asia Pacific. The estimates of fair value of a reporting unit are determined using the income approach based on a discounted cash flow analysis. A discounted cash flow analysis requires the Company to make various judgmental assumptions, including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on management's forecast of each reporting unit. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units from the perspective of market participants. The Company also reviews market multiple information to corroborate the fair value conclusions recorded through the aforementioned income approach. If step one indicates a carrying value above the estimated fair value, the second step of the goodwill impairment test is performed by comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

The Company performed its 2010 annual impairment analysis during the third quarter of 2010 and concluded that no impairment existed. The Company expects the carrying amount of remaining goodwill to be fully recoverable.

In 2009, the Company experienced a flat daily sales trend through the first and second quarters. The resulting effect was that the Company did not experience the normal sequential growth pattern from the first to the second quarter. Because of those flat daily sales patterns, on a sequential basis, reported sales were actually down from the first quarter of 2009. When the second quarter of 2009 sequential drop in reported sales was evaluated against the second quarter of 2008, the result was the largest negative sales comparison experienced since the current economic downturn began. Due to these market and economic conditions, the Company concluded that there were impairment indicators for the North America, Europe and Asia Pacific reporting units that required an interim impairment analysis be performed under Generally Accepted Accounting Principles ("U.S. GAAP") during the second fiscal quarter of 2009.

In the first step of the impairment analysis, the Company performed valuation analyses utilizing the income approach to determine the fair value of its reporting units. The Company also considered the market approach as described in U.S. GAAP. Under the income approach, the Company determined the fair value based on estimated future cash flows discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of the reporting unit and the rate of return an outside investor would expect to earn. The inputs used for the income approach were significant unobservable inputs, or Level 3 inputs, in the fair value hierarchy described in recently issued accounting guidance on fair value measurements. Estimated future cash flows were based on the Company's internal projection models, industry projections and other assumptions deemed reasonable by management as those that would be made by a market participant. Based on the results of the Company's assessment in step one, it was determined that the carrying value of the Europe reporting unit exceeded its estimated fair value while North America and Asia Pacific's fair value exceeded the carrying value.

Therefore, the Company performed a second step of the impairment test to estimate the implied fair value of goodwill in Europe. In the second step of the impairment analysis, the Company determined the implied fair value of goodwill for the Europe reporting unit by allocating the fair value of the reporting unit to all of Europe's assets and liabilities, as if the reporting unit had been acquired in a business combination and the price paid to acquire it was the fair value. The analysis indicated that there would be an implied value attributable to goodwill of $12.1 million in the Europe reporting unit and accordingly, in the second quarter of 2009, the Company recorded a non-cash impairment charge related to the write-off of the remaining goodwill of $100.0 million associated with its Europe reporting unit.

Convertible Debt: The Company separately accounts for the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). The liability and equity components are accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. The bifurcation of the component of debt, classification of that component in equity and the accretion of the resulting discount on the debt is recognized as part of interest expense in the Company's Consolidated Statements of Operations. These provisions impact the accounting associated with the Company's $300 million convertible notes due 2013 ("Notes due 2013") and the Company's 3.25% zero coupon convertible notes due 2033 ("Notes due 2033") which are described further in Note 5. "Debt".

The following table provides additional information about the Company's convertible debt instruments that are subject to these accounting requirements:

	December 31, 2010		January 1, 2010	
($ and shares in millions, except conversion prices)	**Notes due 2013**	**Notes due 2033**	**Notes due 2013**	**Notes due 2033**
Carrying amount of the equity component	$ 53.3	$ (45.7)	$ 53.3	$ (25.3)
Principal amount of the liability component	$ 300.0	$ 100.2	$300.0	$ 240.3
Unamortized discount of liability component[(a)]	$ (35.8)	$ (51.7)	$(50.9)	$(127.6)
Net carrying amount of liability component	$ 264.2	$ 48.5	$249.1	$ 112.7
Remaining amortization period of discount [(a)]	26 months	271 months	*(c)*	*(c)*
Conversion price	$ 59.78	$ 30.22	*(c)*	*(c)*
Number of shares to be issued upon conversion	5.0	1.6	*(c)*	*(c)*
If-converted value exceeds principal amount[(b)]	$ —	$ 47.4	*(c)*	*(c)*

(a) The Notes due 2013 and Notes due 2033 were issued in February of 2007 and July of 2003, respectively. For convertible debt accounting purposes, the expected life of the Notes due 2013 and the Notes due 2033 have been determined to be six years and four years from the issuance date, respectively. As such, the Company is amortizing the unamortized discount through interest expense through February of 2013 for the Notes due

2013. As of the end of fiscal 2010, the remaining discount related to the Notes due 2033 represents the original discount and will be amortized through July of 2033 at the original rate of 3.25%. This is due to the Notes due 2033 being outstanding past the original four-year expected life used for accounting purposes at issuance.

(b) If-converted value amounts are for disclosure purposes only. The Notes due 2013 are convertible when the closing price of the Company's common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is more than $77.71. Based on the Company's stock prices during the year, the Notes due 2013 have not been convertible during 2010. The Notes due 2033 are convertible when the sale price of the Company's common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 120% of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter. Based on the Company's stock prices during the year as compared to the accreted conversion price at December 31, 2010, the Notes due 2033 are currently convertible.

(c) Data not required for comparative purposes.

The fair value of the liability component related to the Notes due 2013 was initially calculated based on a discount rate of 7.1%, representing the Company's nonconvertible debt borrowing rate at issuance for debt instruments with similar terms and characteristics. For accounting purposes, the expected life for the similar instrument was six years which was used to develop this nonconvertible debt borrowing rate. Interest cost relates to both the contractual interest coupon and amortization of the discount on the liability component. Non-cash interest cost recognized for the Notes due 2013 was $15.1 million, $14.1 million and $13.1 million for fiscal years 2010, 2009 and 2008, respectively. Cash interest cost recognized for the Notes due 2013 was $3.0 million in 2010, 2009 and 2008.

The fair value of the liability component related to the Notes due 2033 was initially calculated based on a discount rate of 6.1%, representing the Company's nonconvertible debt borrowing rate at issuance for debt instruments with similar terms and characteristics. For accounting purposes, the expected life for the similar instrument was four years which was used to develop this nonconvertible debt borrowing rate. Therefore, the amount of interest expense associated with the initial discount has been fully recognized over the expected life as of the end of 2007 (i.e., four years from issuance of these notes). Interest cost recognized for the Notes due 2033 was $2.9 million, $5.2 million and $5.3 million for fiscal years 2010, 2009 and 2008, respectively, based on the zero-coupon rate of 3.25% associated with the Notes due 2033.

Intangible assets: Intangible assets, included in other assets on the consolidated balance sheets, primarily consist of customer relationships that are being amortized over periods ranging from 8 to 15 years. The Company continually evaluates whether events or circumstances have occurred that would indicate the remaining estimated useful lives of its intangible assets warrant revision or that the remaining balance of such assets may not be recoverable. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the asset in measuring whether the asset is recoverable. At December 31, 2010 and January 1, 2010, the Company's gross carrying amount of intangible assets subject to amortization was $137.4 million and $132.6 million, respectively. Accumulated amortization was $52.9 million and $42.4 million at December 31, 2010 and January 1, 2010, respectively. Intangible amortization expense related to all of the Company's net intangible assets of $84.5 million at December 31, 2010 is expected to be approximately $11.9 million per year for the next five years.

Foreign currency translation: The Company's investments in several subsidiaries are recorded in currencies other than the U.S. dollar. As these foreign currency denominated investments are translated at the end of each period during consolidation using period-end exchange rates, fluctuations of exchange rates between the foreign currency and the U.S. dollar increase or decrease the value of those investments. These fluctuations and the results of operations for foreign subsidiaries, where the functional currency is not the U.S. dollar, are translated into U.S. dollars using the average exchange rates during the year, while the assets and liabilities are translated using period-end exchange rates. The assets and liabilities-related translation adjustments are recorded as a separate component of Stockholders' Equity, "Foreign currency translation," which is a component of accumulated other comprehensive income (loss). In addition, as the Company's subsidiaries maintain investments denominated in currencies other than local currencies, exchange rate fluctuations will occur. Borrowings are raised in certain foreign currencies to minimize the exchange rate translation adjustment risk.

Several of the Company's subsidiaries conduct business in a currency other than the legal entity's functional currency. Transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss that is included in "Other, net" in the Consolidated Statements of Operations. The Company recognized $2.3 million, $23.3 million and $18.0 million in net foreign exchange losses in 2010, 2009 and 2008, respectively. See "Other, net" discussion herein for further information regarding the losses recorded in 2009 and 2008.

Revenue recognition: Sales to customers, resellers and distributors and related cost of sales are recognized upon transfer of title, which generally occurs upon shipment of products, when the price is fixed and determinable and when collectability is reasonably assured. In connection with the sales of its products, the Company often provides certain supply chain services. These services are provided exclusively in connection with the sales of products, and as such, the price of such services are included in the price of the products delivered to the customer. The Company does not account for these services as a separate element, as the services do not have stand-alone value and cannot be separated from the product element of the arrangement. There are no significant post-delivery obligations associated with these services.

In those cases where the Company does not have goods in stock and delivery times are critical, product is purchased from the manufacturer and drop-shipped to the customer. The Company generally takes title to the goods when shipped by the manufacturer and then bills the customer for the product upon transfer of the title to the customer.

Advertising and sales promotion: Advertising and sales promotion costs are expensed as incurred. Advertising and promotion costs were $10.1 million, $10.0 million and $12.7 million in 2010, 2009 and 2008, respectively. The majority of the Company's advertising and sales promotion costs are recouped through various cooperative advertising programs with vendors.

Shipping and handling fees and costs: The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with outbound freight are included in operating expenses in the Consolidated Statements of Operations, which were $97.0 million, $86.9 million and $105.3 million for the years ended 2010, 2009 and 2008, respectively.

Income taxes: Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based upon enacted tax laws and rates. The Company maintains valuation allowances to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company recognizes the benefit of tax positions when a benefit is more likely than not (i.e., greater than 50% likely) to be sustained on its technical merits. Recognized tax benefits are measured at the largest amount that is more likely than not to be sustained, based on cumulative probability, in final settlement of the position.

Stock-based compensation: In accordance with U.S. accounting rules, the Company measures the cost of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method. Compensation costs for the plans have been determined based on the fair value at the grant date using the Black-Scholes option pricing model and amortized on a straight-line basis over the respective vesting period representing the requisite service period.

Other, net: The following represents the components of "Other, net" as reflected in the Company's Consolidated Statements of Operations for the fiscal years 2010, 2009 and 2008:

	Years Ended		
	December 31, 2010	January 1, 2010	January 2, 2009
		(In millions)	
Other, net (loss) gain:			
Foreign exchange	$(2.3)	$(23.3)	$(18.0)
Cash surrender value of life insurance policies	3.0	3.4	(6.5)
Settlement of interest rate swaps	—	(2.1)	—
Other	(2.1)	2.9	(1.3)
	$(1.4)	$(19.1)	$(25.8)

In 2010, the Company recognized a foreign exchange gain of $2.1 million associated with the remeasurement of Venezuela's bolivar-denominated monetary assets on the Venezuelan balance sheet at the parallel exchange rate. The Company also recorded a foreign exchange loss of $13.8 million in 2009 due to the repatriation of cash from Venezuela and the remeasurement of monetary items on the Venezuelan balance sheet at the parallel exchange rate. Due to the strengthening of the U.S. dollar primarily against currencies in the Emerging Markets, where there are few cost-effective means of hedging, the Company recorded other foreign exchange losses of $4.4 million and $9.5 million in 2010 and 2009, respectively. In 2008, the Company recorded foreign exchange losses of $18.0 million due to both a sharp change in the relationship between the U.S. dollar and all of the major currencies in which the Company conducts its business and, for several weeks, a period of highly volatile conditions in the foreign exchange markets. Due to the positive equity market performance, the value of Company-owned life insurance policies increased resulting in a gain of $3.0 million and $3.4 million in 2010 and 2009, respectively. However, due to the combined effect of sharp declines in both the equity and bond markets during 2008 the Company recorded a loss of $6.5 million in that year. In 2009, the Company recorded a loss of $2.1 million associated with the cancellation of interest rate hedging contracts resulting from the repayment of the related borrowings. In 2009, the Company also recorded other income of $3.4 million related to the expiration of liabilities associated with a prior asset sale.

Recently issued and adopted accounting pronouncements: In June 2009, the FASB issued a new accounting statement that is designed to address the potential impacts on the provisions and application of previously issued guidance on the consolidation of variable interest entities as a result of the elimination of the qualifying special purpose entity concept. The Company adopted the provisions of the new guidance at the beginning of fiscal 2010. The Company sells, on an ongoing basis without recourse, a majority of the accounts receivable originating in the United States to Anixter Receivables Corporation ("ARC"), which is considered a wholly owned, bankruptcy remote, variable interest entity ("VIE"). The Company is the primary beneficiary as defined under this accounting guidance and, therefore, consolidates the account balances of ARC. As a result of the adoption, assets and liabilities of ARC are presented separately on the Company's Consolidated Balance Sheet at December 31, 2010. The adoption did not change the Company's accounting for VIE's as ARC was previously consolidated and included in the Company's Consolidated Balance Sheet. See Note 5. "Debt" for further information regarding ARC and the impact to the Company's Consolidated Financial Statements at the end of 2010.

In January 2010, the FASB issued new accounting guidance on improving disclosures about fair value measurements. The new guidance requires new disclosures relating to significant transfers between Level 1 and 2 of the fair value hierarchy and, for Level 3 fair value measurements, disclosures regarding purchases, sales, issuances and settlements. The guidance also clarifies existing disclosures about inputs and valuation techniques and the appropriate level of disaggregation of assets and liabilities for which fair values are provided. The Company has provided these disclosures in Note 9. "Fair Value Measurements" in the notes to the consolidated financial statements. The Company does not have any Level 3 fair value measurements under the fair value hierarchy as of December 31, 2010.

NOTE 2. INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share:

(In millions, except per share data)	Years Ended		
	December 31, 2010	January 1, 2010	January 2, 2009
Basic Income (Loss) per Share:			
Net income (loss)	$108.5	$(29.3)	$187.9
Weighted-average common shares outstanding	34.1	35.1	35.4
Net income (loss) per basic share	$ 3.18	$(0.83)	$ 5.30
Diluted Income (Loss) per Share:			
Net income (loss)	$108.5	$(29.3)	$187.9
Weighted-average common shares outstanding	34.1	35.1	35.4
Effect of dilutive securities:			
Stock options and units	0.5	—	0.8
Convertible notes due 2033	0.9	—	2.4
Convertible senior notes due 2013	—	—	—
Weighted-average common shares outstanding	35.5	35.1	38.6
Net income (loss) per diluted share	$ 3.05	$(0.83)	$ 4.87

The Company's Notes due 2013 are not currently convertible. In periods when the Notes due 2013 are convertible, any conversion will be settled in cash up to the principal amount, and any excess conversion value will be delivered, at the Company's election in cash, common stock or a combination of cash and common stock. The conversion rate and the conversion price of the Notes due 2013 were adjusted in October 2010 to reflect the special dividend (see Note 11. "Stockholders' Equity"). For further information regarding these adjustments, see Note 5. "Debt". The Company's average stock price for fiscal 2010 and 2009 did not exceed the conversion price of $59.78 in fiscal 2010 or $63.48 in fiscal 2009 and, therefore, the Notes due 2013 were antidilutive for both of these periods.

The Company's Notes due 2033 are currently convertible. In periods when the Notes due 2033 are convertible, any conversion will be settled in cash up to the accreted principal amount, and any amount in excess of the accreted principal value will be settled in common stock. The conversion rate of the Notes due 2033 was adjusted in October 2010 to reflect the special dividend. For further information regarding these adjustments, see Note 5. "Debt." As a result of the conversion value exceeding the average accreted principal value at the end of 2010 and 2008, the Company included 0.9 million and 2.4 million additional shares, respectively, related to the Notes due 2033 in the diluted weighted-average common shares outstanding. Although convertible, as a result of the Company's recognition of a net loss in fiscal 2009, 0.8 million additional shares were excluded from the computation of diluted earnings per share because they were antidilutive.

The Company repurchased a portion of its common stock in 2010 which resulted in the recognition of additional net income per diluted share of $0.07 in fiscal 2010. Although the Company repurchased shares in 2009, the impact on the net loss per diluted share for that period was insignificant.

In 2010 and 2008, 0.5 million and 0.8 million additional shares related to stock options and stock units were included in the computation of diluted earnings per share because the effect of those common stock equivalents were dilutive during these periods. Conversely, as a result of the Company's recognition of a net loss in fiscal 2009,

0.5 million additional shares related to stock option and stock units were excluded from the computation of diluted earnings per share, because they were antidilutive. In 2010, 2009 and 2008, the Company issued 0.6 million, 0.4 million and 0.7 million shares, respectively, due to stock option exercises and vesting of stock units.

NOTE 3. ACCRUED EXPENSES

Accrued expenses consisted of the following:

	December 31, 2010	January 1, 2010
	(In millions)	
Salaries and fringe benefits	$ 94.6	$ 67.5
Other accrued expenses	124.3	88.4
Total accrued expenses	$218.9	$155.9

Accrued expenses increased to $218.9 million at the end of fiscal 2010 from $155.9 million at the end of fiscal 2009 as a result of higher variable costs, including employee incentives, due to the growth in sales during fiscal 2010. Also, the increase is due to the accrual of $25.3 million related to the unfavorable arbitration ruling at the end of 2010. The accrual for the arbitration ruling includes the interim award and associated expenses estimated at the end of fiscal 2010. The Company also has recorded an asset of $5.2 million for insurance proceeds related to this matter that are probable for recovery. See Note 6. "Commitments and Contingencies" for further information regarding this matter.

NOTE 4. SEVERANCE

In 2009 and 2008, the Company undertook expense reduction actions that resulted in $5.7 million and $8.1 million, respectively, of severance costs primarily related to staffing reductions needed to re-align the Company's business in response to current market conditions. The majority of these costs were incurred in North America while the balance of the expenses was primarily incurred in Europe. There were no such actions taken in 2010 and the 2009 obligations for these expense reduction actions were fully paid by the end of 2010.

NOTE 5. DEBT

Certain debt agreements entered into by the Company's subsidiaries contain various restrictions. The Company has guaranteed substantially all of the debt of its subsidiaries. Aggregate annual maturities of debt at December 31, 2010 were as follows: 2011 — $203.6 million; 2012 — $194.0 million; 2013 — $264.2 million; 2014 — $30.6 million and 2015 — $200.0 million. The estimated fair value of the Company's debt at December 31, 2010 and January 1, 2010 was $1,021.9 million and $952.0 million, respectively, based on public quotations and current market rates. Interest paid in 2010, 2009 and 2008 was $36.4 million, $37.2 million and $40.7 million, respectively. The Company's weighted-average borrowings outstanding were $845.0 million and $983.1 million for the fiscal years ending December 31, 2010 and January 1, 2010, respectively. The Company's weighted-average cost of borrowings was 6.3%, 6.7% and 5.4% for the years ended December 31, 2010 and January 1, 2010 and January 2, 2009, respectively.

Debt is summarized below:

	December 31, 2010	January 1, 2010
	(In millions)	
Long-term debt:		
Convertible senior notes due 2013	$264.2	$249.1
Senior notes due 2015	200.0	200.0
Revolving lines of credit and other	145.5	96.1
Convertible notes due 2033	48.5	112.7
Senior notes due 2014	30.6	163.5
Total long-term debt	688.8	821.4
Short-term debt	203.6	8.7
Total debt	$892.4	$830.1

Revolving Lines of Credit

At the end of fiscal 2010, the Company had approximately $259.8 million in available, committed, unused credit lines with financial institutions that have investment-grade credit ratings. As such, the Company expects to have access to this availability based on its assessment of the viability of the associated financial institutions which are party to these agreements. Long-term borrowings under the following credit facilities totaled $145.5 million and $96.1 million at December 31, 2010 and January 1, 2010, respectively.

At December 31, 2010, the Company's primary liquidity source is the $350 million (or the equivalent in Euro) 5-year revolving credit agreement at Anixter Inc. maturing in April of 2012. At December 31, 2010, long-term borrowings under this facility were $131.1 million as compared to $95.8 million of outstanding long-term borrowings at the end of fiscal 2009. The following are the key terms to the revolving credit agreement:

- The consolidated fixed charge coverage ratio (as defined in the revolving credit agreement) requires a minimum coverage of 2.25 times through September 30, 2010, 2.50 times from December 2010 through December 2011 and 3.00 times thereafter. As of December 31, 2010, the consolidated fixed charge coverage ratio was 3.70.
- The consolidated leverage ratio (as defined in the revolving credit agreement) limits the maximum leverage allowed to 3.25. As of December 31, 2010, the consolidated leverage ratio was 1.90.
- Anixter Inc. is required to have, on a proforma basis, a minimum of $50 million of availability under the revolving credit agreement at any time it elects to distribute funds to the Company to prepay, purchase or redeem the Company's indebtedness.
- Anixter Inc. is permitted to distribute funds to the Company for payment of dividends and share repurchases up to a maximum amount of $150 million plus 50% of Anixter Inc.'s cumulative net income from July of 2009 through the maturity of the facility. In both 2010 and 2009, the Company repurchased 1.0 million shares for $41.2 million and $34.9 million, respectively. In 2010, the Company paid a special dividend of $111.0 million. As of December 31, 2010, Anixter Inc. has the ability to distribute $43.4 million of funds to the Company.
- The ratings-based pricing grid is such that the all-in drawn cost of borrowings, based on Anixter Inc.'s current credit ratings of BB+/Ba1, is Libor plus 250 basis points on all borrowings.

The agreement, which is guaranteed by the Company, contains financial covenants that restrict the amount of leverage and set a minimum fixed charge coverage ratio as described above. The Company is in compliance with all of these covenant ratios and believes that there is adequate margin between the covenant ratios and the actual ratios given the current trends of the business. As of December 31, 2010, the total availability of all revolving lines of credit at Anixter Inc. would be permitted to be borrowed.

The Company's operating subsidiary in Canada, Anixter Canada Inc., has a $40.0 million (Canadian dollar) unsecured revolving credit facility, that matures in April of 2012 and is used for general corporate purposes. The Canadian dollar-borrowing rate under the agreement is the BA/CDOR plus the applicable bankers' acceptance fee (currently 250.0 basis points) for Canadian dollar advances or the prime rate plus the applicable margin (currently 150.0 basis points). In addition, standby fees on the unadvanced balance are currently 65.0 basis points. At December 31, 2010 and January 1, 2010, the Company had no borrowings outstanding under this facility.

Excluding the primary revolving credit facility and the $40.0 million (Canadian dollar) facility at December 31, 2010 and January 1, 2010, certain subsidiaries had long-term borrowings under other bank revolving lines of credit and miscellaneous facilities of $14.4 million and $0.3 million, respectively, which mature beyond twelve months of the Company's fiscal year end December 31, 2010.

Senior Notes Due 2014

In March 2009, the Company's primary operating subsidiary, Anixter Inc., issued $200 million in principal of its 10% Senior Notes due 2014 ("Notes due 2014") which were priced at a discount to par that resulted in a yield to maturity of 12%. The Notes due 2014 pay interest semiannually at a rate of 10% per annum and mature on March 15, 2014. In addition, before March 15, 2012, Anixter Inc. may redeem up to 35% of the Notes due 2014 at the redemption price of 110% of their principal amount plus accrued interest, using the net cash proceeds from public sales of the Company's stock. Net proceeds from this offering were approximately $180.4 million after deducting discounts, commissions and expenses of $4.8 million which are being amortized through March 2014. At December 31, 2010 and January 1, 2010, the Notes due 2014 outstanding was $30.6 million and $163.5 million, respectively. The Company fully and unconditionally guarantees the Notes due 2014, which are unsecured obligations of Anixter Inc.

Convertible Debt

Convertible Senior Notes Due 2013

In February 2007, the Company completed a private placement of $300.0 million principal amount of Notes due 2013. In May 2007, the Company registered the Notes due 2013 and shares of the Company's common stock issuable upon conversion of the Notes due 2013 for resale by certain selling security holders. The Notes due 2013 are structurally subordinated to the indebtedness of Anixter.

The Notes due 2013 pay interest semiannually at a rate of 1.00% per annum. Prior to the declaration of the special dividend in 2010 (see Note 11. "Stockholders' Equity"), the Notes due 2013 were convertible, at the holders' option, at an initial conversion rate of 15.753 shares per $1,000 principal amount of Notes due 2013, equivalent to a conversion price of $63.48 per share. As a result of the payment of the special dividend in 2010, the conversion rate and conversion price were adjusted. Holders of the Notes due 2013 may convert each Note into 16.727 shares, or 5.0 million, compared to 15.753 shares, or 4.7 million, before the adjustment of the Company's common stock. The Company has sufficient authorized shares to settle such conversion. The conversion price of $63.48 per share was adjusted to $59.78 per share.

In periods during which the Notes due 2013 are convertible, any conversion will be settled in cash up to the principal amount, and any excess conversion value will be delivered, at the Company's election in cash, common stock or a combination of cash and common stock. Based on the Company's stock price at the end of fiscal 2010, the Notes due 2013 are not currently convertible.

In connection with the Notes due 2013 issuance in February 2007, the Company purchased a call option that initially covered 4.7 million shares of its common stock, subject to customary anti-dilution adjustments. Prior to the payment of the special dividend in 2010, the purchased call option had an exercise price of $63.48 per share. As a result of the special dividend, this price was adjusted to $59.78 per share and the shares related to the call option were adjusted to 5.0 million shares.

Concurrently with purchasing the call option, the Company sold to the counterparty a warrant to purchase 4.7 million shares of its common stock, subject to customary anti-dilution adjustments. Prior to the payment of the special dividend in 2010, the sold warrant had an exercise price of $82.80 and may not be exercised prior to the maturity of the notes. As a result of the special dividend, the price was adjusted to $77.98 per share and the shares related to the warrant were adjusted to 5.0 million shares.

Holders of the Notes due 2013 may convert them prior to the close of business on the business day before the maturity date based on the applicable conversion rate only under the following circumstances:

Conversion Based on Common Stock Price

Holders may convert during any fiscal quarter and only during any fiscal quarter, if the closing price of the Company's common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is more than 130% of the conversion price per share, or $77.71. The conversion price per share is equal to $1,000 divided by the then applicable conversion rate (currently 16.727 shares per $1,000 principal amount).

Conversion Based on Trading Price of Notes

Holders may convert during the five business day period after any period of five consecutive trading days in which the trading price per $1,000 principal amount of Notes due 2013 for each trading day of that period was less than 98% of the product of the closing price of the Company's common stock for each trading day of that period and the then applicable conversion rate.

Conversion Upon Certain Distributions

If the Company elects to:

- distribute, to all holders of the Company's common stock, any rights entitling them to purchase, for a period expiring within 45 days of distribution, common stock, or securities convertible into common stock, at less than, or having a conversion price per share less than, the closing price of the Company's common stock; or
- distribute, to all holders of the Company's common stock, assets, cash, debt securities or rights to purchase the Company's securities, which distribution has a per share value exceeding 15% of the closing price of such common stock,

holders may surrender their Notes due 2013 for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or the Company's announcement that such distribution will not take place.

Conversion Upon a Fundamental Change

Holders may surrender Notes due 2013 for conversion at any time beginning 15 days before the anticipated effective date of a fundamental change and until the Company makes any required purchase of the Notes due 2013 as a result of the fundamental change. A "fundamental change" means the occurrence of a change of control or a termination of trading of the Company's common stock. Certain change of control events may give rise to a make whole premium.

Conversion at Maturity

Holders may surrender their Notes due 2013 for conversion at any time beginning on January 15, 2013 and ending at the close of business on the business day immediately preceding the maturity date.

The "conversion rate" is 16.727 shares of the Company's common stock, subject to certain customary anti-dilution adjustments. These adjustments consist of adjustments for:

- stock dividends and distributions, share splits and share combinations,
- the issuance of any rights to all holders of the Company's common stock to purchase shares of such stock at an issuance price of less than the closing price of such stock, exercisable within 45 days of issuance,
- the distribution of stock, debt or other assets, to all holders of the Company's common stock, other than distributions covered above, and
- issuer tender offers at a premium to the closing price of the Company's common stock.

The "conversion value" of the Notes due 2013 means the average of the daily conversion values, as defined below, for each of the 20 consecutive trading days of the conversion reference period. The "daily conversion value" means, with respect to any trading day, the product of (1) the applicable conversion rate and (2) the volume weighted-average price per share of the Company's common stock on such trading day.

The "conversion reference period" means:

- for Notes due 2013 that are converted during the one month period prior to maturity date of the notes, the 20 consecutive trading days preceding and ending on the maturity date, subject to any extension due to a market disruption event, and
- in all other instances, the 20 consecutive trading days beginning on the third trading day following the conversion date.

The "conversion date" with respect to the Notes due 2013 means the date on which the holder of the Notes due 2013 has complied with all the requirements under the indenture to convert such Notes due 2013.

Convertible Notes Due 2033

The Company's 3.25% zero coupon Notes due 2033 have an aggregate principal amount at maturity of $100.2 million as of December 31, 2010. The book value of the Notes due 2033 was $48.5 million and $112.7 million at December 31, 2010 and January 1, 2010, respectively. The principal amount at maturity of each note due 2033 is $1,000 and they are structurally subordinated to the indebtedness of Anixter. In periods when the Notes due 2033 are convertible, any conversion will be settled in cash up to the accreted principal amount. If the conversion value exceeds the accreted principal amount of the Notes due 2033 at the time of conversion, the amount in excess of the accreted value will be settled in stock. The Company may redeem the Notes due 2033, in whole or in part, on or after July 7, 2011 for cash at the accreted value. Additionally, holders may require the Company to purchase, in cash, all or a portion of their Notes due 2033 on the following dates:

- July 7, 2011 at a price equal to $492.01 per Convertible Note due 2033;
- July 7, 2013 at a price equal to $524.78 per Convertible Note due 2033;
- July 7, 2018 at a price equal to $616.57 per Convertible Note due 2033;
- July 7, 2023 at a price equal to $724.42 per Convertible Note due 2033; and
- July 7, 2028 at a price equal to $851.13 per Convertible Note due 2033.

Although the Notes due 2033 are convertible at the end of 2010 and the holders may require the Company to purchase their notes on July 7, 2011, they are classified as long-term at December 31, 2010 as the Company has the intent and ability to refinance the accreted value under existing long-term financing agreements.

The accreted conversion price per share as of any day will equal the initial principal amount of this security plus the accrued issue discount to that day, divided by the conversion rate on that day. Prior to the payment of the special dividend in 2010, holders of the Notes due 2033 could convert each Note into 15.067 shares, or 1.5 million, of the Company's common stock for which the Company has sufficient authorized shares to settle such conversion. As a result of the payment of the special dividend in 2010, the conversion rate was adjusted to 16.023 shares, or 1.6 million shares.

The Notes due 2033 are convertible in any fiscal quarter based on the following conditions:

Conversion Based on Common Stock Price

Holders may surrender these securities for conversion if the sale price of the Company's common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 120% of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter. The accreted conversion price per share as of any day will equal the initial principal amount of this security plus the accrued issue discount to that day, divided by the conversion rate on that day.

The conversion trigger price per share of the Company's common stock is equal to the accreted conversion price per share of common stock multiplied by 120%. The conversion trigger price for the fiscal quarter beginning July 1, 2033 is $74.89. The foregoing calculation of the conversion trigger price assumes that no future events will occur that would require an adjustment to the conversion rate.

Conversion Based on Credit Rating Downgrade

Holders may also surrender these securities for conversion at any time when the rating assigned to these securities by Moody's is B3 or lower, Standard & Poor's is B+ or lower or Fitch is B+ or lower, the securities are no longer rated by either Moody's or Standard & Poor's, or the credit rating assigned to the securities has been suspended or withdrawn by either Moody's or Standard & Poor's.

Conversion Based upon Notice of Redemption

A holder may surrender for conversion a security called for redemption by the Company at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. The Company may redeem the Notes due 2033, in whole or in part, on or after July 7, 2011 for cash at the accreted value.

Conversion Based upon Occurrence of Certain Corporate Transactions

If the Company is party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of the Company's assets, a security may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction.

The securities will also be convertible in the event of distributions described in the third, fourth or fifth bullet points below with respect to anti-dilution adjustments, which in the case of the fourth or fifth bullet point have a per share value equal to more than 15% of the sale price of the Company's common stock on the day preceding the declaration date for such distribution.

The "conversion rate" is 16.023 shares of the Company's common stock, subject to certain customary anti-dilution adjustments. These adjustments consists of adjustments for:

- stock dividends and distributions,
- subdivisions, combinations and reclassifications of the Company's common stock,

- the distribution to all holders of the Company's common stock of certain rights to purchase stock, expiring within 60 days, at less than the current sale price,
- the distribution to holders of the Company's common stock of certain stock, the Company's assets (including equity interests in subsidiaries), debt securities or certain rights to purchase the Company's securities, and
- certain cash dividends.

The "conversion value" is equal to the conversion rate multiplied by the average sales price of the Company's common stock for the five consecutive trading days immediately following the conversion date.

Senior Notes Due 2015

Anixter Inc. also has the $200.0 million 5.95% Senior Notes due 2015 ("Notes due 2015"), which are fully and unconditionally guaranteed by the Company. Interest of 5.95% on the Notes due 2015 is payable semi-annually on March 1 and September 1 of each year.

Short-term Borrowings

As of December 31, 2010 and January 1, 2010, the Company's short-term debt outstanding was $203.6 million and $8.7 million, respectively. Short-term debt consists primarily of the funding related to accounts receivable securitization facility which Anixter Inc. renewed for a new 364-day period ending in July of 2011. Specifically, the Company amended its Amended and Restated Receivables Purchase Agreement and its Amended and Restated Receivables Sale Agreement, both dated October 3, 2002. The renewed program carries an all-in drawn funding cost of Commercial Paper ("CP") plus 115 basis points (previously CP plus 150 basis points). Unused capacity fees decreased from a range of 75 to 85 basis points to a range of 57.5 to 60 basis points. All other material terms and conditions remain unchanged.

Under Anixter's accounts receivable securitization program, the Company sells, on an ongoing basis without recourse, a majority of the accounts receivable originating in the United States to ARC, which is considered a wholly-owned, bankruptcy-remote VIE. The Company is the primary beneficiary as defined by accounting guidance and, therefore, consolidates the account balances of ARC. As of December 31, 2010, $407.8 million of the Company's receivables were sold to ARC. ARC in turn sells an interest in these receivables to a financial institution for proceeds of up to $200.0 million. The assets of ARC (limited to the amount of outstanding borrowings) are not available to creditors of Anixter in the event of bankruptcy or insolvency proceedings. The average outstanding funding extended to ARC during 2010 and 2009 was approximately $112.2 million and $42.3 million, respectively. The issuance costs related to amending and restating the accounts receivable securitization facility totaled $0.3 million in 2010.

Repurchases of Debt

During 2010, Anixter Inc. retired $133.7 million of accreted value of its Notes due 2014 for $165.5 million. Available cash and other borrowings were used to retire these notes. As a result, the Company recognized a pre-tax loss of $33.3 million, inclusive of $2.7 million of debt issuance costs that were written off and $0.3 million of fees associated with the repurchase.

During 2010, the Company repurchased a portion of the Notes due 2033 for $119.6 million. Long-term revolving credit borrowings were used to repurchase these notes. In connection with the repurchases, the Company reduced the accreted value of the debt by $67.0 million, recorded a reduction in equity of $54.0 million ($20.4 million, net of the reduction of deferred tax liabilities of $33.6 million), which was based on the fair value of the liability and equity components at the time of repurchase. The repurchases resulted in the recognition of a pre-tax gain of $1.4 million.

During 2009, the Company's primary operating subsidiary, Anixter Inc., retired $23.6 million of accreted value of the Notes due 2014 for $27.7 million ($1.2 million of which was accrued at year-end 2009). Available cash was used to retire these notes. As a result of the retirement, the Company recognized a pre-tax loss of $4.7 million, inclusive of $0.6 million of debt issue costs that were written off.

During 2009, the Company repurchased a portion of the Notes due 2033 for $90.8 million. Long-term revolving credit borrowings were used to repurchase these notes. In connection with the repurchases and in accordance with accounting rules for convertible debt instruments, the Company reduced the accreted value of the debt by $60.1 million and recorded a reduction in equity of $34.3 million (reflecting the fair value of the liability and equity components at the time of repurchase). The repurchases resulted in the recognition of a pre-tax gain of $3.6 million.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Substantially all of the Company's office and warehouse facilities and equipment are leased under operating leases. A certain number of these leases are long-term operating leases containing rent escalation clauses and expire at various dates through 2027. Most operating leases entered into by the Company contain renewal options.

Minimum lease commitments under operating leases at December 31, 2010 are as follows:

	(In millions)
2011	$ 60.3
2012	50.0
2013	38.3
2014	30.1
2015	23.2
2016 and thereafter	58.2
Total	$260.1

Total rental expense was $78.4 million, $79.6 million and $82.0 million in 2010, 2009 and 2008, respectively. Aggregate future minimum rentals to be received under non-cancelable subleases at December 31, 2010 were $2.2 million.

In April 2008, the Company voluntarily disclosed to the U.S. Departments of Treasury and Commerce that one of its foreign subsidiaries may have violated U.S. export control laws and regulations in connection with re-exports of goods to prohibited parties or destinations including Cuba and Syria, countries identified by the State Department as state sponsors of terrorism. The Company has performed a thorough review of its export and re-export transactions and did not identify any other potentially significant violations. The Company has determined appropriate corrective actions. The Company has submitted the results of its review and its corrective action plan to the applicable U.S. government agencies. Civil penalties may be assessed against the Company in connection with any violations that are determined to have occurred, but based on information currently available, management does not believe that the ultimate resolution of this matter will have a material effect on the business, operations or financial condition of the Company.

On May 20, 2009, Raytheon Co. filed for arbitration against one of the Company's subsidiaries, Anixter Inc., alleging that it had supplied non-conforming parts to Raytheon. Raytheon sought damages of approximately $26 million. The arbitration hearing concluded on October 22, 2010 and the arbitration panel rendered its decision on December 13, 2010. The arbitration panel entered an interim award against the Company in the amount of $20.8 million and ruled that Raytheon Co. may seek an additional award of attorneys' fees and arbitration proceeding costs in this matter. Raytheon Co. has sought $3.4 million to reimburse it for attorneys' fees and arbitration proceeding costs in this matter. The Company has appealed the interim award. The Company recorded a pre-tax charge of $20.0 million in the fourth quarter of 2010 which approximates the expected cost of the award after consideration of insurance proceeds and all legal costs.

On September 11, 2009, the Garden City Employees' Retirement System filed a purported class action under the federal securities laws in the United States District Court for the Northern District of Illinois against the Company, its current and former chief executive officers and its chief financial officer. On November 18, 2009, the Court entered an order appointing the Indiana Laborers Pension Fund as lead plaintiff and appointing lead plaintiff's counsel. On January 6, 2010, the lead plaintiff filed an amended complaint. The amended complaint principally alleges that the Company made misleading statements during 2008 regarding certain aspects of its financial performance and outlook. The amended complaint seeks unspecified damages on behalf of persons who purchased the common stock of the Company between January 29 and October 20, 2008. On April 19, 2010, the Company filed a motion to dismiss the complaint and is awaiting the court's decision. The Company and the other defendants intend to defend themselves vigorously against the allegations. Based on facts known to management at this time, the Company cannot estimate the amount of loss, if any, and, therefore, has not made any accrual for this matter in these financial statements.

In October 2009, the Company disclosed to the U.S. Government that it may have violated laws and regulations restricting entertainment of government employees. The Inspector General of the relevant federal agency is investigating the disclosure and the Company is cooperating in the investigation. Civil and or criminal penalties could be assessed against the Company in connection with any violations that are determined to have occurred. Based on facts known to management at this time, the Company cannot estimate the amount of loss, if any, and, therefore, has not made any accrual for this matter in these financial statements.

From time to time, in the ordinary course of business, the Company and its subsidiaries become involved as plaintiffs or defendants in various other legal proceedings not enumerated above. The claims and counterclaims in such other legal proceedings, including those for punitive damages, individually in certain cases and in the aggregate, involve amounts that may be material. However, it is the opinion of the Company's management, based on the advice of its counsel, that the ultimate disposition of those proceedings will not be material.

NOTE 7. INCOME TAXES

Taxable Income: Domestic income before income taxes was $115.1 million, $95.9 million and $196.3 million for 2010, 2009 and 2008, respectively. Foreign income before income taxes (and before goodwill impairment loss) was $64.2 million, $21.3 million and $109.2 million for fiscal years 2010, 2009 and 2008, respectively.

Tax Provisions and Reconciliation to the Statutory Rate: The components of the Company's tax expense and the reconciliation to the statutory federal rate are identified below.

Income tax expense (benefit) was comprised of (in millions):

	Years Ended		
	December 31, 2010	January 1, 2010	January 2, 2009
		As adjusted (See Note 1.)	
Current:			
Foreign	$20.6	$18.6	$ 40.2
State	4.0	0.4	10.6
Federal	24.6	29.1	74.8
	49.2	48.1	125.6
Deferred:			
Foreign	0.4	(5.9)	(3.2)
State	2.3	0.2	(0.4)
Federal	18.9	4.1	(4.4)
	21.6	(1.6)	(8.0)
Income tax expense	$70.8	$46.5	$117.6

Reconciliations of income tax expense to the statutory corporate federal tax rate of 35% were as follows (in millions):

	Years Ended		
	December 31, 2010	January 1, 2010	January 2, 2009
		As adjusted (See Note 1.)	
Statutory tax expense	$62.7	$ 6.0	$106.9
Increase (reduction) in taxes resulting from:			
Nondeductible goodwill impairment loss	—	35.0	—
State income taxes, net	4.1	2.6	6.9
Foreign tax effects	2.1	8.2	2.3
Reversal of Mexico's valuation allowance	—	(4.5)	—
Audit activity*	—	(1.0)	(0.1)
Other, net	1.9	0.2	1.6
Income tax expense	$70.8	$46.5	$117.6

* *Benefits in 2009 are primarily associated with the settlement of the Wisconsin railroad income tax dispute.*

Tax Payments: The Company made net payments for income taxes in 2010, 2009 and 2008 of $61.9 million, $56.2 million and $141.5 million, respectively.

Net Operating Losses: The Company and its U.S. subsidiaries file their federal income tax return on a consolidated basis. As of December 31, 2010, the Company had $0.2 million net operating loss ("NOL") related to the Infast acquisition, which will be utilized over the next ten years. The Company also had $0.7 million NOL related to the acquisition of Clark Security Products, Inc and General Lock, LLC (collectively "Clark"), which can be utilized over the next twelve years. See Note 13. "Business Segments" for general discussion regarding this acquisition. The Company also had $0.2 million state credit carryovers related to the Clark acquisition. The Company had no tax credit carryforwards for U.S. federal income tax purposes.

At December 31, 2010, various foreign subsidiaries of the Company had aggregate cumulative NOL carryforwards for foreign income tax purposes of approximately $143.2 million, which are subject to various provisions of each respective country. Approximately $107.5 million of this amount has an indefinite life while $0.5 million of NOL carryforwards expire in 2011. The remaining $8.3 million, $18.1 million and $8.7 million of NOL carryforwards expire during the fiscal years 2012 to 2014, 2015 to 2017 and 2018 to 2020, respectively. NOL carryforwards of $0.1 million expires in 2024.

Of the $143.2 million NOL carryforwards of foreign subsidiaries mentioned above, $92.2 million relates to losses that have already provided a tax benefit in the U.S. due to rules permitting flow-through of such losses in certain circumstances. Without such losses included, the cumulative NOL carryforwards at December 31, 2010 were approximately $51.0 million, which are subject to various carryforward provisions of each respective country. Approximately $31.5 million of this amount has an indefinite life while $0.5 million of these NOL carryforwards expire in 2011. The remaining $6.7 million, $3.6 million and $8.6 million of NOL carryforwards not previously benefited expire during the fiscal years 2012 to 2014, 2015 to 2017 and 2018 to 2020, respectively. NOL carryforwards of $0.1 million not previously benefited expire in 2024.

The deferred tax asset and valuation allowance, shown below relating to foreign NOL carryforwards, have been adjusted to reflect only the carryforwards for which the Company has not taken a tax benefit in the United States. In 2010 and 2009, the Company recorded a valuation allowance related to its foreign NOL carryforwards to reduce the deferred tax asset to the amount that is more likely than not to be realized.

Undistributed Earnings: The undistributed earnings of the Company's foreign subsidiaries amounted to approximately $398.6 million at December 31, 2010. The Company considers those earnings to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes or any withholding taxes has been recorded. Upon distribution of those earnings in the form of dividends or otherwise, the Company may be subject to both U.S. income taxes (subject to adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. With respect to the countries that have undistributed earnings as of December 31, 2010, according to the foreign laws and treaties in place at that time, estimated U.S. federal income tax of approximately $33.6 million and various foreign jurisdiction withholding taxes of approximately $25.8 million would be payable upon the remittance of all earnings at December 31, 2010.

Deferred Income Taxes: Significant components of the Company's deferred tax assets and (liabilities) were as follows (in millions):

	December 31, 2010	January 1, 2010
Property, equipment, intangibles and other	$(21.6)	$(20.8)
Accreted interest (Notes due 2033)	(6.0)	(24.2)
Gross deferred tax liabilities	(27.6)	(45.0)
Deferred compensation and other postretirement benefits	57.7	53.2
Inventory reserves	31.5	27.6
Foreign NOL carryforwards and other	21.8	24.6
Allowance for doubtful accounts	8.3	9.3
Other	10.8	15.9
Gross deferred tax assets	130.1	130.6
Deferred tax assets, net of deferred tax liabilities	102.5	85.6
Valuation allowance	(18.8)	(18.7)
Net deferred tax assets	$ 83.7	$ 66.9
Net current deferred tax assets	$ 50.3	$ 47.5
Net non-current deferred tax assets	33.4	19.4
Net deferred tax assets	$ 83.7	$ 66.9

Uncertain Tax Positions and Jurisdictions Subject to Examinations: A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2009 and 2010 is as follows:

	(In millions)
Balance at January 2, 2009	$ 5.8
Additions for tax positions of prior years	4.0
Reductions for tax positions of prior years	(5.2)
Balance at January 1, 2010	$ 4.6
Additions for tax positions of prior years	1.9
Reductions for tax positions of prior years	(2.5)
Balance at December 31, 2010	$ 4.0

During 2009, the Company settled the Wisconsin income tax dispute and paid certain other items that had been included in the reserves, which decreased the reserves, net of interest accrual, by $5.2 million.

Interest and penalties related to taxes were $1.4 million in 2010 and $0.9 million in 2009. Interest and penalties are reflected in the "Other, net" line in the Consolidated Statement of Operations. Included in the unrecognized tax benefit balance of $5.9 million and $5.1 million at December 31, 2010 and January 1, 2010, respectively, are accruals of $1.9 million and $0.5 million, respectively, for the payment of interest and penalties.

The Company estimates that of the unrecognized tax benefit balance of $5.9 million, all of which would affect the effective tax rate, $2.3 million may be resolved in a manner that would impact the effective rate within the next twelve months. The reserves for uncertain tax positions, including interest and penalties, of $5.9 million cover a wide range of issues, in particular related to intercompany charges and foreign withholding taxes on such charges as well as on importations, and involve numerous different taxing jurisdictions.

Only the returns for fiscal tax years 2007 and later remain subject to examination by the Internal Revenue Service ("IRS") in the United States, which is the most significant tax jurisdiction for the Company. An IRS examination of fiscal tax years 2008 and 2009 is in the early stages. For most states, fiscal tax years 2007 and later remain subject to examination, although for some states that are currently in the midst of examinations or in various stages of appeal, the period subject to examination ranges back to as early as fiscal tax year 1999. In Canada, the fiscal tax years 2006 and later are still subject to examination, while in the United Kingdom, the fiscal tax years 2007 and later remain subject to examination.

NOTE 8. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Interest rate agreements: The Company uses interest rate swaps to reduce its exposure to fluctuations in interest rates. The objective of the currently outstanding interest rate swaps (cash flow hedges) is to convert variable interest to fixed interest associated with forecasted interest payments resulting from revolving borrowings in the U.K. and continental Europe and are designated as hedging instruments. The Company does not enter into interest rate transactions for speculative purposes. Changes in the value of the interest rate swaps are expected to be highly effective in offsetting the changes attributable to fluctuations in the variable rates. The Company's counterparties to its interest rate swap contracts have investment-grade credit ratings. The Company expects the creditworthiness of its counterparties to remain intact through the term of the transactions. When entered into, these financial instruments were designated as hedges of underlying exposures (interest payments associated with the U.K. and continental Europe borrowings) attributable to changes in the respective benchmark interest rates.

As of January 1, 2010, the Company had three interest rate swap agreements outstanding with notional amounts of GBP 15 million and Euro 50 million (two Euro 25 million agreements). During 2010, one of the two Euro swap agreements matured and related borrowings were retired. The GBP swap agreement obligates the Company to pay a fixed rate through July 2012 while the Euro swap agreement obligates the Company to pay a fixed rate through November 2011.

In 2009, the Company cancelled two interest rate swap agreements due to the repayment of the related borrowings. As a result, the Company recorded pre-tax losses of $2.1 million in 2009 associated with settling the liability positions on these two contracts.

Foreign currency forward contracts: The Company purchases foreign currency forward contracts to minimize the effect of fluctuating foreign currency-denominated accounts on its reported income. The foreign currency forward contracts are not designated as hedges for accounting purposes. The Company's strategy is to negotiate terms for its derivatives and other financial instruments to be perfectly effective, such that the change in the value of the derivative perfectly offsets the impact of the underlying hedged item (e.g., various foreign currency denominated accounts). The Company's counterparties to its foreign currency forward contracts have investment-grade credit ratings. The Company expects the creditworthiness of its counterparties to remain intact through the term of the transactions. The Company regularly monitors the creditworthiness of its counterparties to ensure no issues exist which could affect the value of the derivatives.

At December 31, 2010 and January 1, 2010, forward contracts were revalued at then-current foreign exchange rates, with the changes in valuation reflected directly in "Other, net" in the Consolidated Statement of Operations offsetting the transaction gain/loss recorded on the foreign currency-denominated accounts. At December 31, 2010 and January 1, 2010, the notional amount of the foreign currency forward contracts outstanding was approximately $223.0 million and $198.3 million, respectively. The Company recorded losses on its foreign currency forward contracts in 2010, 2009 and 2008 of $0.8 million, $12.0 million and $1.9 million, respectively. Included in the losses were costs associated with the hedging programs of $2.0 million, $3.9 million and $1.3 million in 2010, 2009 and 2008, respectively. The Company recorded losses (gains) on the foreign-denominated accounts that were hedged of $3.2 million, $(3.7) million and $12.5 million in 2010, 2009 and 2008, respectively. The Company does not hedge 100% of its foreign-denominated accounts and results of the hedging can vary significantly based on various factors, such as the timing of executing the forward contracts versus the movement of the currencies as well as the fluctuations in the account balances throughout each reporting period.

See Note 9. "Fair Value Measurements" for information related to the fair value of interest rate agreements and foreign currency forward contracts.

NOTE 9. FAIR VALUE MEASUREMENTS

The fair value of the Company's debt instruments is measured using observable market information which would be considered Level 2 in the fair value hierarchy described in accounting guidance on fair value measurements.

The Company's fixed-rate debt primarily consists of nonconvertible and convertible debt as follows:

- Nonconvertible fixed-rate debt consisting of the Company's Notes due 2015 and Notes due 2014.
- Convertible fixed-rate debt consisting of the Company's Notes due 2013 and Notes due 2033.

At December 31, 2010, the Company's carrying value of its fixed-rate debt was $543.3 million as compared to $725.3 million at January 1, 2010. The estimated fair market value of the Company's fixed-rate debt at December 31, 2010 and January 1, 2010 was $672.8 million and $847.2 million, respectively. The decline in the carrying value and estimated fair market value is due to the repurchase of a portion of the Notes due 2014 and Notes due 2033 during 2010. As of December 31, 2010 and January 1, 2010, the Company's carrying value of its variable-rate debt was $349.1 million and $104.8 million, respectively, which approximates the estimated fair market value.

The fair value of the Company's interest rate swaps is determined by means of a mathematical model that calculates the present value of the anticipated cash flows from the transaction using mid-market prices and other economic data and assumptions, or by means of pricing indications from one or more other dealers selected at the discretion of the respective banks. These inputs would be considered Level 2 in the fair value hierarchy described in recently issued accounting guidance on fair value measurements. At December 31, 2010 and January 1, 2010, interest rate swaps were revalued at current interest rates, with the changes in valuation reflected directly in "Accumulated Other Comprehensive Loss" in the Company's Consolidated Balance Sheets. The fair market value of the Company's outstanding interest rate agreements, which is the estimated exit price that the Company would pay to cancel the interest rate agreements, was not significant at December 31, 2010 or January 1, 2010.

The fair value of the Company's foreign currency forward contracts were not significant at December 31, 2010 or January 1, 2010. The fair value of the foreign currency forward contracts is based on the difference between the contract rate and the current exchange rate. The fair value of the forward currency forward contracts is measured using observable market information. These inputs would be considered Level 2 in the fair value hierarchy.

NOTE 10. PENSION PLANS, POST-RETIREMENT BENEFITS AND OTHER BENEFITS

The Company has various defined benefit and defined contribution pension plans. The defined benefit plans of the Company are the Anixter Inc. Pension Plan, Executive Benefit Plan and Supplemental Executive Retirement Plan (SERP) (together the "Domestic Plans") and various pension plans covering employees of foreign subsidiaries ("Foreign Plans"). The majority of the Company's pension plans are non-contributory and cover substantially all full-time domestic employees and certain employees in other countries. Retirement benefits are provided based on compensation as defined in both the Domestic and Foreign Plans. The Company's policy is to fund all Domestic Plans as required by the Employee Retirement Income Security Act of 1974 ("ERISA") and the IRS and all Foreign Plans as required by applicable foreign laws. The Executive Benefit Plan and SERP are the only two plans that are unfunded. Assets in the various plans consist primarily of equity securities and fixed income investments.

The assets are held in separate independent trusts and managed by independent third party advisors. The investment objective of both the Domestic and Foreign Plans is to ensure, over the long-term life of the plans, an adequate level of assets to fund the benefits to employees and their beneficiaries at the time they are payable. In meeting this objective, Anixter seeks to achieve a high level of total investment return consistent with a prudent level of portfolio risk. The risk tolerance of Anixter indicates an above average ability to accept risk relative to that of a typical defined benefit pension plan as the duration of the projected benefit obligation is longer than the average company. The risk preference indicates a willingness to accept some increases in short-term volatility in order to maximize long-term returns. However, the duration of the fixed income portion of the Domestic Plan approximates the duration of the projected benefit obligation to reduce the effect of changes in discount rates that are used to measure the funded status of the Plan. The measurement date for all plans of the Company is equal to the fiscal year end.

The Domestic Plans' and Foreign Plans' asset mixes as of December 31, 2010 and January 1, 2010 and the Company's asset allocation guidelines for such plans are summarized as follows:

	Domestic Plans				
			Allocation Guidelines		
	December 31, 2010	January 1, 2010	Min	Target	Max
Large capitalization U.S. stocks	33.2%	33.8%	20%	30%	40%
Small capitalization U.S. stocks	17.3	15.0	15	20	25
International stocks	16.6	17.8	15	20	25
Total equity securities	67.1	66.6		70	
Fixed income investments	30.3	30.7	25	30	35
Other investments	2.6	2.7	—	—	—
	100.0%	100.0%		100%	

	Foreign Plans		
			Allocation Guidelines
	December 31, 2010	January 1, 2010	Target
Equity securities	46.2%	43.1%	48%
Fixed income investments	44.9	48.3	45
Other investments	8.9	8.6	7
	100.0%	100.0%	100.0%

The pension committees meet regularly to assess investment performance and re-allocate assets that fall outside of its allocation guidelines. The variations between the allocation guidelines and actual asset allocations reflect relative performance differences in asset classes. From time to time, the Company periodically rebalances its asset portfolios to be in line with its allocation guidelines.

The North American investment policy guidelines are as follows:

- Each asset class is actively managed by one investment manager;
- Each asset class may be invested in a commingled fund, mutual fund, or separately managed account;
- Each manager is expected to be "fully invested" with minimal cash holdings;
- The use of options and futures is limited to covered hedges only;
- Each equity asset manager has a minimum number of individual company stocks that need to be held and there are restrictions on the total market value that can be invested in any one industry and the percentage that any one company can be of the portfolio total. The domestic equity funds are limited as to the percentage that can be invested in international securities;
- The international stock fund is limited to readily marketable securities; and
- The fixed income fund has a duration that approximates the duration of the projected benefit obligations.

The investment policies for the European plans are the responsibility of the various trustees. Generally, the investment policy guidelines are as follows:

- Make sure that the obligations to the beneficiaries of the Plan can be met;
- Maintain funds at a level to meet the minimum funding requirements; and
- The investment managers are expected to provide a return, within certain tracking tolerances, close to that of the relevant market's indices.

The expected long-term rate of return on both the Domestic and Foreign Plans' assets reflects the average rate of earnings expected on the invested assets and future assets to be invested to provide for the benefits included in the projected benefit obligation. The Company uses historic plan asset returns combined with current market conditions to estimate the rate of return. The expected rate of return on plan assets is a long-term assumption and generally does not change annually. The weighted-average expected rate of return on plan assets for 2010 is 7.16%.

Included in accumulated other comprehensive income as of December 31, 2010 are the deferred prior service cost, deferred net transition obligation and deferred net actuarial loss of $3.3 million, $0.1 million and $40.5 million, respectively. Included in accumulated other comprehensive income as of January 1, 2010 are the deferred prior service cost, deferred net transition obligation and deferred net actuarial loss of $1.2 million, $0.1 million and $55.5 million, respectively. During the year ended December 31, 2010, the Company adjusted accumulated other comprehensive income by $12.9 million (net of deferred tax benefit of $3.1 million), $11.7 million of which related to deferred actuarial gains (net of tax of $3.0 million) offset by additional deferred prior service costs of $2.3 million (net of tax of $1.4 million). Also included in the 2010 adjustments of $12.9 million to accumulated other comprehensive income were reclassifications of $0.2 million and $3.3 million from deferred prior service cost and deferred actuarial loss, respectively, as a result of being recognized as components of net periodic pension cost. The net actuarial loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are $3.7 million and $0.2 million, respectively. Amortization of the transition obligation over the next fiscal year will be insignificant.

The following represents a reconciliation of the funded status of the Company's pension plans from the beginning of fiscal 2009 to the end of fiscal 2010:

	Pension Benefits					
	Domestic		Foreign		Total	
	2010	2009	2010	2009	2010	2009
	(In millions)					
Change in projected benefit obligation:						
Beginning balance	$ 197.9	$ 187.3	$ 175.9	$ 123.4	$ 373.8	$ 310.7
Service cost	6.1	6.6	4.7	4.0	10.8	10.6
Interest cost	11.6	11.0	9.9	8.6	21.5	19.6
Plan participants contributions	—	—	0.3	0.3	0.3	0.3
Actuarial (gain) loss	15.3	(1.7)	(6.1)	29.9	9.2	28.2
Benefits paid	(6.1)	(5.3)	(5.6)	(5.1)	(11.7)	(10.4)
Foreign currency exchange rate changes	—	—	(4.5)	14.8	(4.5)	14.8
Other	0.6	—	—	—	0.6	—
Ending balance	$ 225.4	$ 197.9	$ 174.6	$ 175.9	$ 400.0	$ 373.8
Change in plan assets at fair value:						
Beginning balance	$ 127.3	$ 114.6	$ 149.5	$ 115.3	$ 276.8	$ 229.9
Actual return (loss) on plan assets	19.9	8.7	15.0	15.9	34.9	24.6
Company contributions	6.9	9.3	10.0	9.6	16.9	18.9
Plan participants contributions	—	—	0.3	0.3	0.3	0.3
Benefits paid	(6.1)	(5.3)	(5.6)	(5.1)	(11.7)	(10.4)
Foreign currency exchange rate changes	—	—	(3.4)	13.5	(3.4)	13.5
Ending balance	$ 148.0	$ 127.3	$ 165.8	$ 149.5	$ 313.8	$ 276.8
Reconciliation of funded status:						
Projected benefit obligation	$(225.4)	$(197.9)	$(174.6)	$(175.9)	$(400.0)	$(373.8)
Plan assets at fair value	148.0	127.3	165.8	149.5	313.8	276.8
Funded status	$ (77.4)	$ (70.6)	$ (8.8)	$ (26.4)	$ (86.2)	$ (97.0)
Included in the 2010 and 2009 funded status is accrued benefit cost of approximately $13.0 million and $16.2 million, respectively, related to two non-qualified plans, which cannot be funded pursuant to tax regulations.						
Noncurrent asset	$ —	$ —	$ 2.0	$ 3.8	$ 2.0	$ 3.8
Current liability	(0.6)	(0.7)	—	—	(0.6)	(0.7)
Noncurrent liability	(76.8)	(69.9)	(10.8)	(30.2)	(87.6)	(100.1)
Funded status	$ (77.4)	$ (70.6)	$ (8.8)	$ (26.4)	$ (86.2)	$ (97.0)
Weighted-average assumptions used for measurement of the projected benefit obligation:						
Discount rate	5.53%	5.99%	5.43%	5.77%	5.49%	5.88%
Salary growth rate	3.91%	3.91%	3.57%	3.59%	3.76%	3.79%

The following represents the funded components of net periodic pension cost as reflected in the Company's Consolidated Statements of Operations and the weighted-average assumptions used to measure net periodic cost for the years ending December 31, 2010, January 1, 2010 and January 2, 2009:

	Pension Benefits								
	Domestic			Foreign			Total		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	(In millions)								
Components of net periodic cost:									
Service cost	$ 6.1	$ 6.6	$ 5.8	$ 4.7	$ 4.0	$ 5.7	$ 10.8	$ 10.6	$ 11.5
Interest cost	11.6	11.0	10.3	9.9	8.6	10.0	21.5	19.6	20.3
Expected return on plan assets	(10.8)	(9.9)	(11.8)	(8.9)	(7.9)	(11.0)	(19.7)	(17.8)	(22.8)
Net amortization	3.5	3.7	0.5	0.6	(0.1)	0.1	4.1	3.6	0.6
Curtailment loss	—	—	0.9	—	—	—	—	—	0.9
Net periodic cost	$ 10.4	$11.4	$ 5.7	$ 6.3	$ 4.6	$ 4.8	$ 16.7	$ 16.0	$ 10.5
Weighted-average assumption used to measure net periodic cost:									
Discount rate	5.99%	5.90%	6.50%	5.77%	6.45%	5.63%	5.88%	6.12%	6.03%
Expected return on plan assets	8.50%	8.50%	8.50%	6.02%	6.02%	6.82%	7.16%	7.26%	7.66%
Salary growth rate	3.91%	4.43%	4.38%	3.59%	3.66%	3.79%	3.79%	4.05%	4.08%

Fair Value Measurements

The following presents information about the Plan's assets measured at fair value on a recurring basis at the end of fiscal 2010, and the valuation techniques used by the Plan to determine those fair values. The inputs used in the determination of these fair values are categorized according to the fair value hierarchy as being Level 1, Level 2 or Level 3.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access. The majority of the Company's pension assets valued by Level 1 inputs are comprised of Domestic equity and fixed income securities which are traded actively on public exchanges and valued at quoted prices at the end of the fiscal year.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. The majority of the Company's pension assets valued by Level 2 inputs are comprised of common/collective/pool funds (i.e., mutual funds) which are not exchange traded. These assets are valued at their Net Asset Values ("NAV") and considered observable inputs, or Level 2.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. The Company does not have any pension assets valued by Level 3 inputs.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Disclosures concerning assets measured at fair value on a recurring basis at December 31, 2010, which have been categorized under the fair value hierarchy for the Domestic and Foreign Plans by the Company are as follows:

	Pension Assets								
	Domestic			Foreign			Total		
	Level 1	Level 2	Total	Level 1	Level 2	Total	Level 1	Level 2	Total
					(In millions)				
Asset Categories:									
Cash and short-term investments	$ 3.9	$ —	$ 3.9	$1.6	$ —	$ 1.6	$ 5.5	$ —	$ 5.5
Equity securities:									
Domestic	74.7	—	74.7	—	35.8	35.8	74.7	35.8	110.5
International	—	24.6	24.6	—	40.8	40.8	—	65.4	65.4
Fixed income securities:									
Domestic	30.4	4.3	34.7	0.1	57.2	57.3	30.5	61.5	92.0
Corporate bonds	—	10.1	10.1	—	17.2	17.2	—	27.3	27.3
Insurance funds	—	—	—	—	12.6	12.6	—	12.6	12.6
Other	—	—	—	0.1	0.4	0.5	0.1	0.4	0.5
Total	$109.0	$39.0	$148.0	$1.8	$164.0	$165.8	$110.8	$203.0	$313.8

The Company's estimated future benefits payments are as follows at the end of 2010:

	Estimated Future Benefit Payments		
	Domestic	Foreign	Total
		(In millions)	
2011	$ 6.3	$ 5.1	$ 11.4
2012	7.2	5.7	12.9
2013	7.9	6.4	14.3
2014	8.6	6.7	15.3
2015	9.2	6.4	15.6
2016-2020	58.2	39.1	97.3
Total	$97.4	$69.4	$166.8

The accumulated benefit obligation in 2010 and 2009 was $202.0 million and $177.3 million, respectively, for the Domestic Plans and $148.5 million and $142.3 million, respectively, for the Foreign Plans. The Company had seven plans in 2010 and 2009 where the accumulated benefit obligation was in excess of the fair value of plan assets. For pension plans with accumulated benefit obligations in excess of plan assets the aggregate pension accumulated benefit obligation was $209.4 million and $235.9 million for 2010 and 2009, respectively, and aggregate fair value of plan assets was $154.5 million and $177.8 million for 2010 and 2009, respectively.

The Company currently estimates that it will make contributions of approximately $8.7 million to its Domestic Plans and $8.0 million to its Foreign Plans in 2011.

Non-union domestic employees of the Company hired on or after June 1, 2004 earn a benefit under a personal retirement account (hypothetical account balance). Each year, a participant's account receives a credit equal to 2.0% of the participant's salary (2.5% if the participant's years of service at August 1 of the plan year are five years or more). Participants who are active as of January 1, 2011 are fully vested in their hypothetical personal retirement account balance after three years of service (previously, participants vested after five years of service). Interest earned on the credited amount is not credited to the personal retirement account, but is contributed to the participant's account in the Anixter Inc. Employee Savings Plan. The interest contribution equals the interest earned on the personal retirement account in the Domestic Plan and is based on the 10-year Treasury note rate as of the last business day of December.

Anixter Inc. adopted the Anixter Inc. Employee Savings Plan effective January 1, 1994. The Plan is a defined-contribution plan covering all non-union domestic employees of the Company. Participants are eligible and encouraged to enroll in the tax-deferred plan on their date of hire, and are automatically enrolled approximately 60 days after their date of hire unless they opt out. The savings plan is subject to the provisions of ERISA. The Company makes a matching contribution equal to 25% of a participant's contribution, up to 6% of a participant's compensation. The Company also has certain foreign defined contribution plans. The Company's contributions to these plans are based upon various levels of employee participation and legal requirements. The total expense related to defined contribution plans was $5.5 million, $5.2 million and $4.9 million in 2010, 2009 and 2008, respectively.

A non-qualified deferred compensation plan was implemented on January 1, 1995. The plan permits selected employees to make pre-tax deferrals of salary and bonus. Interest is accrued monthly on the deferred compensation balances based on the average 10-year Treasury note rate for the previous three months times a factor of 1.4, and the rate is further adjusted if certain financial goals of the Company are achieved. The plan provides for benefit payments upon retirement, death, disability, termination or other scheduled dates determined by the participant. At December 31, 2010 and January 1, 2010, the deferred compensation liability was $42.3 million and $41.9 million, respectively.

Concurrent with the implementation of the deferred compensation plan, the Company purchased variable, separate account life insurance policies on the plan participants with benefits accruing to the Company. To provide for the liabilities associated with the deferred compensation plan and an executive non-qualified defined benefit plan, fixed general account "increasing whole life" insurance policies were purchased on the lives of certain participants. Prior to 2006, the Company paid level annual premiums on the above company-owned policies. The last premium was paid in 2005. Policy proceeds are payable to the Company upon the insured participant's death. At December 31, 2010 and January 1, 2010, the cash surrender value of $34.8 million and $31.8 million, respectively, was recorded under this program and reflected in "Other assets" on the consolidated balance sheets.

The Company has no other post-retirement benefits other than the pension and savings plans described herein.

NOTE 11. STOCKHOLDERS' EQUITY

Preferred Stock

The Company has the authority to issue 15.0 million shares of preferred stock, par value $1.00 per share, none of which was outstanding at the end of fiscal 2010 and 2009.

Common Stock

The Company has the authority to issue 100.0 million shares of common stock, par value $1.00 per share, of which 34.3 million shares and 34.7 million shares were outstanding at the end of fiscal 2010 and 2009, respectively.

Special Dividend

On September 23, 2010, the Company's Board of Directors declared a special dividend of $3.25 per common share, or approximately $113.7 million, as a return of excess capital to shareholders. The dividend declared was recorded as a reduction to retained earnings as of the end of the third quarter of 2010 and was paid on October 28, 2010 to shareholders of record on October 15, 2010.

In accordance with the antidilution provisions of the Company's stock incentive plans, the exercise price and number of options outstanding were adjusted to reflect the special dividend. The average exercise price of outstanding options decreased from $43.88 to $41.16, and the number of outstanding options increased from 1.3 million to 1.4 million. In addition, the dividend will be paid to holders of stock units upon vesting of the units. These changes resulted in no additional compensation expense.

The conversion rates of the Notes due 2033 and Notes due 2013 were adjusted in October 2010 to reflect the special dividend. Holders of the Notes due 2033 may convert each Note into 16.023 shares, compared to 15.067 shares before the adjustment, of the Company's common stock, for which the Company has reserved 1.6 million of its authorized shares, compared to 1.5 million shares before adjustment. Holders of the Notes due 2013 may convert each Note into 16.727 shares, compared to 15.753 shares before the adjustment, of the Company's common stock, for which the Company has reserved 5.0 million of its authorized shares, compared to 4.7 million shares before adjustment.

Stock-Based Compensation

In 2010, the Company's shareholders approved the 2010 Stock Incentive Plan consisting of 1.8 million shares of the Company's common stock. At December 31, 2010, there were 2.4 million shares reserved for issuance under all incentive plans.

Stock Units

The Company granted 268,701, 371,131 and 173,792 stock units to employees in 2010, 2009 and 2008, respectively, with a weighted-average grant date fair value of $42.72, $29.41 and $65.24 per share, respectively. The grant-date value of the stock units is amortized and converted to outstanding shares of common stock on a one-for-one basis primarily over a four-year or six-year vesting period from the date of grant based on the specific terms of the grant. Compensation expense associated with the stock units was $11.6 million, $10.3 million and $12.0 million in 2010, 2009 and 2008, respectively.

The Company's Director Stock Unit Plan allows the Company to pay its non-employee directors annual retainer fees and, at their election, meeting fees in the form of stock units. Currently, these units are granted quarterly and vest immediately. Therefore, the Company includes these units in its common stock outstanding on the date of vesting as the conditions for conversion are met. However, the actual issuance of shares related to all director units are deferred until a pre-arranged time selected by each director. Stock units were granted to twelve directors in 2010, twelve directors in 2009 and eleven directors in 2008 having an aggregate value at grant date of $1.3 million, $1.9 million and $2.3 million, respectively. Compensation expense associated with the director stock units was $1.7 million, $1.9 million and $1.8 million in 2010, 2009 and 2008, respectively.

The following table summarizes the activity under the director and employee stock unit plans:

	Director Stock Units[(1)]	Weighted Average Grant Date Value[(2)]	Employee Stock Units[(1)]	Weighted Average Grant Date Value[(2)]
		(Units in thousands)		
Outstanding balance at December 28, 2007	150.4	$36.95	645.9	$45.83
Granted	45.1	50.68	173.8	65.24
Converted	(1.6)	37.17	(231.6)	37.81
Cancelled	—	—	(5.5)	52.15
Outstanding balance at January 2, 2009	193.9	40.14	582.6	54.74
Granted	48.9	38.39	371.1	29.41
Converted	(2.7)	46.91	(177.4)	46.02
Cancelled	—	—	(17.2)	47.79
Outstanding balance at January 1, 2010	240.1	39.71	759.1	44.55
Granted	26.8	47.32	268.7	42.72
Converted	(37.2)	38.14	(197.4)	51.09
Cancelled	—	—	(6.7)	45.32
Outstanding balance at December 31, 2010	229.7	$40.85	823.7	$42.38

(1) Generally, stock units are included in the Company's common stock outstanding on the date of vesting as the conditions for conversion have been met. However, director and employee units are considered convertible units if vested and the individual has elected to defer for conversion until a pre-arranged time selected by each individual. All of the director stock units outstanding are convertible. Approximately 6,000 of employee units outstanding were convertible at the end of 2010.

(2) Director and employee stock units are granted at no cost to the participants.

The Company's stock price was $59.73, $47.10 and $32.17 at December 31, 2010, January 1, 2010 and January 2, 2009, respectively. The weighted-average remaining contractual term for outstanding employee units that have not been deferred is 2.1 years.

The aggregate intrinsic value of units converted into stock represents the total pre-tax intrinsic value (calculated using the Company's stock price on the date of conversion multiplied by the number of units converted) that was received by unit holders. The aggregate intrinsic value of units converted into stock for 2010, 2009 and 2008 was $10.4 million, $5.3 million and $13.3 million, respectively.

The aggregate intrinsic value of units outstanding represents the total pre-tax intrinsic value (calculated using the Company's closing stock price on the last trading day of the fiscal year multiplied by the number of units outstanding) that will be received by the unit recipients upon vesting. The aggregate intrinsic value of units outstanding for 2010, 2009 and 2008 was $62.9 million, $47.1 million and $25.0 million, respectively.

The aggregate intrinsic value of units convertible represents the total pre-tax intrinsic value (calculated using the Company's closing stock price on the last trading day of the fiscal year multiplied by the number of units convertible) that would have been received by the unit holders. The aggregate intrinsic value of units convertible for 2010, 2009 and 2008 was $14.1 million, $12.0 million and $6.7 million, respectively.

Stock Options

Options previously granted under these plans have been granted with exercise prices at, or higher than, the fair market value of the common stock on the date of grant. All options expire ten years after the date of grant. The Company generally issues new shares to satisfy stock option exercises as opposed to adjusting treasury shares. In accordance with U.S. GAAP, the fair value of stock option grants is amortized over the respective vesting period representing the requisite service period.

During 2010, 2009 and 2008, the Company granted 96,492, 97,222 and 230,892 stock options, respectively, to employees with a grant-date fair market value of approximately $1.6 million, $1.2 million and $5.5 million, respectively. These options were granted with vesting periods that range from three to six years representing the requisite service period based on the specific terms of the grant. The weighted-average fair value of the 2010, 2009 and 2008 stock option grants was $17.10, $12.37 and $23.65 per share, respectively, which was estimated at the date of the grants using the Black-Scholes option pricing model with the following assumptions:

	Expected Stock Price Volatility	Risk-Free Interest Rate	Expected Dividend Yield	Average Expected Life
2010 Grants:				
4 year vesting	36.2%	2.7%	0%	6.13 years
2009 Grants:				
4 year vesting	35.4%	2.7%	0%	7 years
2008 Grants:				
4 year vesting (2 grants)	27.8% and 28.0%	3.0% and 3.6%	0%	7 years
5 year vesting	27.8%	3.0%	0%	7 years

Primarily due to the change in the population of employees that receive options together with changes in the stock compensation plans (which now include restricted stock units as well as stock options), historical exercise behavior on previous grants do not provide a reasonable estimate for future exercise activity. Therefore, the average expected term was calculated using the simplified method, as defined by U.S. GAAP, for estimating the expected term.

The Company's compensation expense associated with the stock options in 2010, 2009 and 2008 was $3.4 million, $3.0 million and $4.4 million, respectively.

The following table summarizes the activity under the employee option plans (Options in thousands):

	Employee Options	Weighted-Average Exercise Price
Balance at December 28, 2007	2,048.3	$26.19
Granted	230.9	65.10
Exercised	(549.4)	18.66
Cancelled	—	—
Balance at January 2, 2009	1,729.8	33.78
Granted	97.2	29.41
Exercised	(264.8)	18.21
Cancelled	—	—
Balance at January 1, 2010	1,562.2	36.15
Adjusted[(a)]	87.2	37.87
Granted	96.5	42.71
Exercised	(510.9)	21.25
Cancelled	(0.1)	22.39
Balance at December 31, 2010	1,234.9	$40.27
Options exercisable at year-end:		
2008	1,168.3	$20.86
2009	956.8	$20.43
2010[(a)]	661.2	$26.12

(a) In accordance with the provisions of the stock option plan, the exercise price and number of options outstanding and exercisable were adjusted to reflect the special dividend in 2010.

The Company's stock price was $59.73, $47.10 and $32.17 at December 31, 2010, January 1, 2010 and January 2, 2009, respectively. The weighted-average remaining contractual term for options outstanding for 2010 was 5.8 years. The weighted-average remaining contractual term for options exercisable for 2010 was 3.8 years.

The aggregate intrinsic value of options exercised represents the total pre-tax intrinsic value (calculated as the difference between the Company's stock price on the date of exercise and the exercise price, multiplied by the number of options exercised) that was received by the option holders. The aggregate intrinsic value of options exercised for 2010, 2009 and 2008 was $15.5 million, $5.8 million and $24.4 million, respectively.

The aggregate intrinsic value of options outstanding represents the total pre-tax intrinsic value (calculated as the difference between the Company's closing stock price on the last trading day of each fiscal year and the weighted-average exercise price, multiplied by the number of options outstanding at the end of the fiscal year) that could be received by the option holders if such option holders exercised all options outstanding at fiscal year-end. The aggregate intrinsic value of options outstanding for 2010, 2009 and 2008 was $39.9 million, $43.4 million and $31.3 million, respectively.

The aggregate intrinsic value of options exercisable represents the total pre-tax intrinsic value (calculated as the difference between the Company's closing stock price on the last trading day of each fiscal year and the weighted-average exercise price, multiplied by the number of options exercisable at the end of the fiscal year) that would have been received by the option holders had all option holders elected to exercise the options at fiscal year-end. The aggregate intrinsic value of options exercisable for 2010, 2009 and 2008 was $22.2 million, $25.5 million and $13.2 million, respectively.

Stock Modification

During 2008, the Company recorded additional stock compensation expense of $4.2 million related to amendments made to the employment contract of the Company's former Chief Executive Officer ("CEO") who retired in that year. The amendments extended the terms of his non-competition and non-solicitation restrictions in exchange for allowing the vesting and termination provisions of previously granted equity awards to run to their original grant term dates rather than expiring 90 days following retirement.

Summary of Non-Vested Shares

The following table summarizes the changes to the unvested employee stock units and options:

	Non-vested Shares	Weighted-Average Grant Date Fair Value
	(Shares in thousands)	
Non-vested shares at January 1, 2010	1,349.8	$48.73
Adjusted[a]	50.8	50.00
Granted	365.2	42.72
Vested	(367.7)	53.18
Cancelled	(6.8)	45.03
Non-vested shares at December 31, 2010	1,391.3	$44.40

(a) In accordance with the provisions of the stock option plan, the exercise price and number of options outstanding and exercisable were adjusted to reflect the special dividend in 2010.

As of December 31, 2010, there was $17.7 million of total unrecognized compensation cost related to unvested stock units and options granted to employees which is expected to be recognized over a weighted-average period of 1.5 years.

Share Repurchases

During 2010, the Company purchased 1.0 million shares at an average cost of $41.24 per share. Purchases were made in the open market using available cash on hand and available borrowings. During 2009, the Company purchased 1.0 million shares at an average cost of $34.95 per share. Purchases were made in the open market and were financed from cash generated by operations and the net proceeds from the issuance of the Notes due 2014. During 2008, the Company repurchased 1.7 million shares at an average cost of $59.76 per share. Purchases were made in the open market and financed from cash generated by operations.

Convertible Debt Repurchases

During 2010, the Company repurchased a portion of the Notes due 2033 for $119.6 million. Long-term revolving credit borrowings were used to repurchase these notes. In connection with the repurchases, the Company reduced the accreted value of the debt by $67.0 million, recorded a reduction in equity of $54.0 million ($20.4 million, net of the reduction of deferred tax liabilities of $33.6 million), which was based on the fair value of the liability and equity components at the time of repurchase. The repurchases resulted in the recognition of a pre-tax gain of $1.4 million. See Note 5. "Debt" for further information.

During 2009, the Company repurchased a portion of the Notes due 2033 for $90.8 million. Available cash was used to repurchase these notes. In connection with the repurchases and in accordance with fair value accounting rules for convertible debt instruments, the Company recorded a reduction in equity of $34.3 million (reflecting the fair value of the liability and equity components at the time of repurchase). The remaining proceeds were allocated to reducing accreted debt and deferred tax balances resulting in a pre-tax gain of $3.6 million. See Note 5. "Debt" for further information.

NOTE 12. GOODWILL IMPAIRMENT

On an annual basis, the Company tests for goodwill impairment using a two-step process, unless there is a triggering event, in which case a test would be performed at the time that such triggering event occurs. The first step is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount. For all periods presented, the Company's reporting units are consistent with its operating segments of North America, Europe, Latin America and Asia Pacific. The estimates of fair value of a reporting unit are determined based on a discounted cash flow analysis. A discounted cash flow analysis requires the Company to make various judgmental assumptions, including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on management's forecast of each reporting unit. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units from the perspective of market participants. The Company also reviews market multiple information to corroborate the fair value conclusions recorded through the aforementioned income approach. If step one indicates a carrying value above the estimated fair value, the second step of the goodwill impairment test is performed by comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

The Company performed its 2010 annual impairment analysis during the third quarter of 2010 and concluded that no impairment existed. The Company expects the carrying amount of remaining goodwill to be fully recoverable.

In 2009, the Company experienced a flat daily sales trend through the first and second quarters. The resulting effect was that the Company did not experience the normal sequential growth pattern from the first to the second quarter. Because of those flat daily sales patterns, on a sequential basis, reported sales were actually down from the first quarter of 2009. When the second quarter of 2009 sequential drop in reported sales was evaluated against the second quarter of 2008, the result was the largest negative sales comparison experienced since the current economic downturn began. Due to these market and economic conditions, the Company concluded that there were impairment indicators for the North America, Europe and Asia Pacific reporting units that required an interim impairment analysis be performed under U.S. GAAP during the second fiscal quarter of 2009.

In the first step of the impairment analysis, the Company performed valuation analyses utilizing the income approach to determine the fair value of its reporting units. The Company also considered the market approach as described in U.S. GAAP. Under the income approach, the Company determined the fair value based on estimated future cash flows discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of the reporting unit and the rate of return an outside investor would expect to earn. The inputs used for the income approach were significant unobservable inputs, or Level 3 inputs, in the fair value hierarchy described in recently issued accounting guidance on fair value measurements. Estimated future cash flows were based on the Company's internal projection models, industry projections and other assumptions deemed reasonable by management as those that would be made by a market participant. Based on the results of the Company's assessment in step one, it was determined that the carrying value of the Europe reporting unit exceeded its estimated fair value while North America and Asia Pacific's fair value exceeded the carrying value.

Therefore, the Company performed a second step of the impairment test to estimate the implied fair value of goodwill in Europe. In the second step of the impairment analysis, the Company determined the implied fair value of goodwill for the Europe reporting unit by allocating the fair value of the reporting unit to all of Europe's assets and liabilities, as if the reporting unit had been acquired in a business combination and the price paid to acquire it was the fair value. The analysis indicated that there would be an implied value attributable to goodwill of $12.1 million in the Europe reporting unit and accordingly, in the second quarter of 2009, the Company recorded a non-cash impairment charge related to the write off of the remaining goodwill of $100.0 million associated with its Europe reporting unit.

NOTE 13. BUSINESS SEGMENTS

The Company is engaged in the distribution of communications and security products, electrical wire and cable products and fasteners and other small parts ("C" Class inventory components) from top suppliers to contractors and installers, and also to end users including manufacturers, natural resources companies, utilities and original equipment manufacturers who use the Company's products as a component in their end product. The Company is organized by geographic regions, and accordingly, has identified North America (United States and Canada), Europe and Emerging Markets (Asia Pacific and Latin America) as reportable segments. The Company obtains and coordinates financing, tax, information technology, legal and other related services, certain of which are rebilled to subsidiaries. Certain corporate expenses are allocated to the segments based primarily on specific identification, projected sales and estimated use of time. Interest expense and other non-operating items are not allocated to the segments or reviewed on a segment basis. Intercompany transactions are not significant. No customer accounted for more than 2% of sales in 2010. Export sales were insignificant.

The Company attributes foreign sales based on the location of the customer purchasing the product. In North America, sales in the United States were $3,260.9 million, $3,010.0 million and $3,601.4 million in 2010, 2009 and 2008, respectively. Canadian sales were $628.5 million, $579.1 million and $677.4 million in 2010, 2009 and 2008, respectively. No other individual foreign country's net sales within the Europe or Emerging Markets' geographic segments were material to the Company in 2010, 2009 or 2008. The Company's tangible long-lived assets primarily consist of property, plant and equipment in the United States. No other individual foreign country's tangible long-lived assets are material to the Company.

Segment information for 2010, 2009 and 2008 was as follows (in millions):

	North America	Europe	Emerging Markets	Total
2010				
Net sales	$3,889.4	$1,023.9	$558.8	$5,472.1
Operating income	235.4	(2.1)	32.9	266.2
Depreciation	14.7	5.6	2.2	22.5
Amortization of intangibles	5.0	6.2	0.1	11.3
Tangible long-lived assets	97.2	24.7	5.5	127.4
Total assets	2,045.9	586.7	300.7	2,933.3
Capital expenditures	16.6	1.9	1.1	19.6
2009				
Net sales	$3,589.1	$ 907.2	$486.1	$4,982.4
Operating income	193.6	(119.2)	29.1	103.5
Depreciation	15.0	7.0	2.1	24.1
Amortization of intangibles	6.3	6.6	0.1	13.0
Tangible long-lived assets	93.9	32.7	5.5	132.1
Total assets	1,869.7	545.5	256.5	2,671.7
Capital expenditures	17.0	2.9	2.0	21.9
2008				
Net sales	$4,278.8	$1,309.4	$548.4	$6,136.6
Operating income	315.0	35.9	41.0	391.9
Depreciation	15.6	7.3	2.0	24.9
Amortization of intangibles	3.6	6.1	—	9.7
Tangible long-lived assets	87.7	33.0	5.5	126.2
Total assets	2,030.3	755.7	276.4	3,062.4
Capital expenditures	20.5	8.7	3.2	32.4

The following table presents the changes in goodwill allocated to the Company's reportable segments from January 2, 2009 to December 31, 2010 (in millions):

	North America	Europe	Emerging Markets	Total
Balance January 2, 2009	$345.2	$ 105.0	$ 8.4	$ 458.6
Acquisition related[(a)]	(12.7)	2.8	0.2	(9.7)
Foreign currency translation	2.2	4.5	2.1	8.8
Subtotal	$334.7	$ 112.3	$10.7	$ 457.7
Goodwill impairment[(b)]	—	(100.0)	—	(100.0)
Balance January 1, 2010	$334.7	$ 12.3	$10.7	$ 357.7
Acquisition related[(c)]	15.3	—	—	15.3
Foreign currency translation	0.8	(0.7)	1.2	1.3
Balance December 31, 2010	$350.8	$ 11.6	$11.9	$ 374.3

(a) Relates primarily to adjustments to goodwill as a result of the finalization of purchase price allocations for prior acquisitions.

(b) Europe's goodwill balance includes $100.0 million of accumulated impairment losses at January 1, 2010 and December 31, 2010. See Note 12. "Goodwill Impairment" for further information.

(c) In 2010, the Company paid for $36.4 million, net of cash acquired, for Clark which resulted in the recognition of goodwill of $15.3 million based on the preliminary valuation. The purchase price, as well as the allocation thereof, will be finalized in 2011.

NOTE 14. SUMMARIZED FINANCIAL INFORMATION OF ANIXTER INC.

The Company guarantees, fully and unconditionally, substantially all of the debt of its subsidiaries, which include Anixter Inc. The Company has no independent assets or operations and all subsidiaries other than Anixter Inc. are minor.

The following summarizes the financial information for Anixter Inc. (in millions):

ANIXTER INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2010	January 1, 2010
Assets:		
Current assets	$2,284.3	$2,047.5
Property, equipment and capital leases, net	99.8	103.8
Goodwill	374.3	357.7
Other assets	191.3	172.8
	$2,949.7	$2,681.8
Liabilities and Stockholder's Equity:		
Current liabilities	$1,067.4	$ 666.7
Subordinated notes payable to parent	8.5	3.5
Long-term debt	394.4	478.8
Other liabilities	160.6	156.2
Stockholder's equity	1,318.8	1,376.6
	$2,949.7	$2,681.8

ANIXTER INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended		
	December 31, 2010	January 1, 2010	January 2, 2009
Net sales	$5,472.1	$4,982.4	$6,136.6
Operating income	$ 272.0	$ 109.2	$ 396.9
Income before income taxes	$ 203.3	$ 39.9	$ 329.1
Net income (loss)	$ 123.2	$ (15.4)	$ 196.9

NOTE 15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited interim results of operations and the price range of the common stock composite for each quarter in the years ended December 31, 2010 and January 1, 2010. The Company has never paid ordinary cash dividends on its common stock. However, in 2010, the Company declared a special dividend of $3.25 per common share, or $113.7 million, as a return of excess capital to shareholders and was paid on October 28, 2010 to shareholders of record on October 15, 2010. As of February 18, 2011, the Company had 2,340 shareholders of record.

	First Quarter(1)	Second Quarter(2)	Third Quarter(3)	Fourth Quarter(4)
	(In millions, except per share amounts)			
Year ended December 31, 2010				
Net sales	$1,272.6	$1,367.2	$1,397.9	$1,434.4
Cost of goods sold	982.9	1,054.2	1,073.2	1,100.6
Operating income	57.0	70.1	77.5	61.6
Income before income taxes	9.8	57.7	63.8	48.0
Net income	$ 5.9	$ 34.6	$ 36.5	$ 31.5
Net income per basic share	$ 0.17	$ 1.02	$ 1.07	$ 0.92
Net income per diluted share	$ 0.16	$ 0.98	$ 1.03	$ 0.88
Stock price range:				
High	$ 48.85	$ 54.16	$ 54.99	$ 61.17
Low	$ 38.42	$ 41.31	$ 41.27	$ 52.10
Close	$ 47.16	$ 41.90	$ 54.28	$ 59.73

(1) *During the first quarter of 2010, the Company repurchased a portion of its Notes due 2014 which resulted in the recognition of a pre-tax loss of $30.5 million ($18.9 million, net of tax).*

(2) *Net income in the second quarter includes a foreign exchange gain of $2.1 million ($0.8 million, net of tax) due to the remeasurement of Venezuela's bolivar-denominated balance sheet at the new government rate. During the second quarter of 2010, the Company repurchased a portion of its Notes due 2033 which resulted in the recognition of a pre-tax gain of $0.8 million ($0.5 million, net of tax).*

(3) *During third quarter of 2010, the Company repurchased a portion of its Notes due 2014 and 2033 which resulted in the recognition of a pre-tax loss of $2.7 million ($1.7 million, net of tax).*

(4) *During the fourth quarter of 2010, the Company recorded a charge of $20.0 million to operating expense ($12.3 million, net of tax) related to an unfavorable arbitration award. Also during the fourth quarter of 2010, the Company repurchased a portion of its Notes due 2033 which resulted in the recognition of a pre-tax gain of $0.5 million ($0.3 million, net of tax). Also during the fourth quarter of 2010, the Company recorded a tax benefit of $1.3 million for the reversal of prior year foreign taxes.*

	First Quarter(1)	Second Quarter(2)	Third Quarter(3)	Fourth Quarter(4)
	(In millions, except per share amounts)			
Year ended January 1, 2010				
Net sales	$1,271.2	$1,220.6	$1,273.0	$1,217.6
Cost of goods sold	977.9	944.1	984.8	945.0
Operating income (loss)	56.9	(58.7)	58.4	46.9
Income (loss) before income taxes	43.0	(79.3)	41.7	11.8
Net income (loss)	$ 25.7	$ (89.8)	$ 22.1	$ 12.7
Net income (loss) per basic share	$ 0.72	$ (2.53)	$ 0.63	$ 0.37
Net income (loss) per diluted share	$ 0.72	$ (2.53)	$ 0.61	$ 0.35
Stock price range:				
High	$ 36.46	$ 43.80	$ 41.50	$ 48.55
Low	$ 24.46	$ 31.06	$ 31.57	$ 38.49
Close	$ 32.95	$ 38.59	$ 38.50	$ 47.10

(1) Second quarter of 2009 operating loss of $58.7 million was negatively affected by a $100.0 million non-cash impairment charge related to the write-off of goodwill associated with the Company's European reporting unit. In the second quarter of 2009, the Company undertook expense reduction actions that resulted in a reduction to operation income of $5.7 million ($3.9 million, net of tax) related to severance costs primarily related to staffing reductions needed to re-align the Company's business in response to current market conditions. In connection with the cancellation of interest rate hedging contracts resulting from the repayment of the related borrowings in the second quarter, the Company recorded a pre-tax loss of $2.1 million ($1.5 million, net of tax).

(2) During the third quarter of 2009, the Company repurchased a portion of its Notes due 2033 which resulted in the recognition of a pre-tax gain of $1.2 million ($0.7 million, net of tax).

(3) Fourth quarter of 2009 operating income of $46.9 million was negatively affected by $4.2 million ($2.6 million, net of tax) in an exchange rate-driven inventory lower of cost or market adjustment in Venezuela. During the fourth quarter of 2009, the Company also recorded a pre-tax loss of $13.8 million ($6.3 million, net of tax) due to foreign exchange losses related to the repatriation of cash from Venezuela and the revaluation of the Venezuelan balance sheet at the parallel exchange rate. As a result of the early retirement of debt in the fourth quarter of 2009, the Company recorded a net pre-tax loss of $2.3 million ($1.4 million, net of tax). Partially offsetting these losses recorded in the fourth quarter of 2009, were net tax benefits of $4.8 million associated with the reversal of a valuation allowance.

NOTE 16. SUBSEQUENT EVENTS

In February 2011, the Company repurchased a portion of the Notes due 2033 for $38.1 million. Available borrowings under the Company's long-term revolving credit facility were used to repurchase these notes. In connection with the repurchases, the Company reduced the accreted value of the debt by $16.3 million and recorded a reduction in equity of $21.9 million ($13.6 million, net of the reduction of deferred tax liabilities of $8.3 million, which was based on the fair value of the liability and equity components at the time of repurchase). The repurchases resulted in the recognition of a pre-tax gain of $0.1 million.

Also in February 2011, bondholders of the Notes due 2033 converted $2.5 million of principal amount at maturity. The conversion value of the bonds converted was approximately $2.8 million and will be settled in March 2011. The Company will pay approximately $1.2 million in cash to reduce the accreted value of debt at the time of conversion and the remaining conversion value of $1.6 million will be settled in stock.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and the participation of its management, including its principal executive officer and principal financial officer, the Company conducted an evaluation as of December 31, 2010 of the effectiveness of the design and operation of its disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Based on this evaluation, the principal executive officer and the principal financial officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Under the supervision and with the participation of its management, including its principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control — Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in *Internal Control — Integrated Framework,* the Company's management concluded that its internal control over financial reporting was effective as of December 31, 2010.

Ernst & Young LLP, an independent registered public accounting firm, has audited the consolidated financial statements of the Company and the Company's internal control over financial reporting. The Ernst & Young LLP reports are included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of Anixter International Inc.:

We have audited Anixter International Inc.'s (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Anixter International Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report on Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Anixter International Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Anixter International Inc. as of December 31, 2010 and January 1, 2010, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010, and our report dated February 28, 2011, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois
February 28, 2011

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

See Registrant's Proxy Statement for the 2011 Annual Meeting of Stockholders — "Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance." The Company's Code of Ethics and changes or waivers, if any, related thereto are located on the Company's website at http://www.anixter.com.

Information regarding executive officers is included as a supplemental item at the end of Part I of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION.

See Registrant's Proxy Statement for the 2011 Annual Meeting of Stockholders — "Compensation Discussion and Analysis," "Executive Compensation," "Non-Employee Director Compensation," and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

See Registrant's Proxy Statement for the 2011 Annual Meeting of Stockholders — "Security Ownership of Management," "Security Ownership of Principal Stockholders" and "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

See Registrant's Proxy Statement for the 2011 Annual Meeting of the Stockholders — "Certain Relationships and Related Transactions" and "Corporate Governance."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

See Registrant's Proxy Statement for the 2011 Annual Meeting of Stockholders — "Independent Auditors and their Fees."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Index to Consolidated Financial Statements, Financial Statement Schedules and Exhibits.

(1) Financial Statements.

The following Consolidated Financial Statements of Anixter International Inc. and Report of Independent Registered Public Accounting Firm are filed as part of this report.

(2) Financial Statement Schedules.

The following financial statement schedules of Anixter International Inc. are filed as part of this report and should be read in conjunction with the Consolidated Financial Statements of Anixter International Inc.:

All other schedules are omitted because they are not required, are not applicable, or the required information is shown in the Consolidated Financial Statements or notes thereto.

(3) Exhibit List.

Each management contract or compensation plan required to be filed as an exhibit is identified by an asterisk (*).

Exhibit No.	Description of Exhibit
(3) Articles of Incorporation and by-laws.	
3.1	Restated Certificate of Incorporation of Anixter International Inc., filed with Secretary of the State of Delaware on September 29, 1987 and Certificate of Amendment thereof, filed with the Secretary of Delaware on August 31, 1995 (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 3.1).
3.2	Amended and Restated By-laws of Anixter International Inc. (Incorporated by reference from Anixter International Inc. Current Report on Form 8-K filed on November 24, 2008, Exhibit 3.1).
(4) Instruments defining the rights of security holders, including indentures.	
4.1	Indenture by and among Anixter Inc., Anixter International Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to Debt Securities and Guarantees dated September 6, 1996 (Incorporated by reference to Exhibit 4.1 to the Anixter International Inc. Registration Statement on Form S-3, File No. 333-121428).

Exhibit No.	Description of Exhibit
4.2	First Supplemental Indenture by and among Anixter Inc., Anixter International Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to Debt Securities and Guarantees dated as of February 24, 2005 (Incorporated by reference to Exhibit 99.3 to the Anixter International Inc. Current Report on Form 8-K filed February 25, 2005, File No. 001-10212).
4.3	Second Supplemental Indenture by and among Anixter Inc., Anixter International Inc. and The Bank of New York Mellon Trust Company, N.A., with respect to Debt Securities and Guarantees dated as of March 11, 2009 (Incorporated by reference to Exhibit 4.1 to the Anixter International Inc. Current Report on Form 8-K filed March 11, 2009, File No. 001-10212).
4.4	Indenture dated December 8, 2004, by and between Anixter International Inc. and Bank of New York, as Trustee, with respect to 3.25% zero coupon convertible notes due 2033. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended December 31, 2004, Exhibit 4.6).
4.5	Indenture related to the 1% Senior Convertible Notes due 2013, dated as of February 16, 2007, between Anixter International Inc. and The Bank of New York Trust Company, N.A., as trustee (including form of 1% Senior Convertible Note due 2013). (Incorporated by reference from Anixter International Inc. Current Report on Form 8-K filed on February 16, 2007, Exhibit 4.1).
(10) Material contracts.	
10.1	Confirmation of OTC Convertible Note Hedge, dated February 12, 2007, from Merrill Lynch International to Anixter International Inc. (Incorporated by reference from Anixter International Inc. Current Report on Form 8-K filed on February 16, 2007, Exhibit 10.2).
10.2	Confirmation of OTC Warrant Transaction, dated February 12, 2007, from Merrill Lynch International to Anixter International Inc. (Incorporated by reference from Anixter International Inc. Current Report on Form 8-K filed on February 16, 2007, Exhibit 10.3).
10.3	Purchase Agreement between Mesirow Realty Sale-Leaseback, Inc. ("Buyer") and Anixter-Real Estate, Inc., a subsidiary of the Company ("Seller"). (Incorporated by reference from Anixter International Inc., Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2004, Exhibit 10.1).
10.4*	Anixter International Inc. 1989 Employee Stock Incentive Plan. (Incorporated by reference from Anixter International Inc. Registration Statement on Form S-8, file number 33-38364).
10.5*	Anixter International Inc. 1998 Stock Incentive Plan. (Incorporated by reference from Anixter International Inc. Registration Statement on Form S-8, file number 333-56935, Exhibit 4a).
10.6*	Company's Key Executive Equity Plan, as amended and restated July 16, 1992. (Incorporated by reference from Itel Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Exhibit 10.8).
10.7*	Company's Director Stock Option Plan. (Incorporated by reference from Itel Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Exhibit 10.24).
10.8*	Form of Stock Option Agreement. (Incorporated by reference from Itel Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Exhibit 10.24).
10.9*	Form of Anixter International Inc. Stock Option Agreement (Revised for grants made to certain employees on or after March 1, 2010). (Incorporated by reference from Anixter International Inc. Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2010, Exhibit 10.1).
10.10*	Form of Indemnity Agreement with all directors and officers. (Incorporated by reference from Anixter International Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2009, Exhibit 10.2).
10.11*	Anixter International Inc. 1996 Stock Incentive Plan. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.26).

Exhibit No.	Description of Exhibit
10.12*	Stock Option Terms. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.27).
10.13*	Stock Option Terms. (Effective February 17, 2010). (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended January 1, 2010, Exhibit 10.12).
10.14*	Anixter Restated Excess Benefit Plan effective January 1, 2009. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended January 2, 2009, Exhibit 10.12).
10.15*	Forms of Anixter Stock Option, Stockholder Agreement and Stock Option Plan. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.29).
10.16*	Anixter 2005 Restated Deferred Compensation Plan. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended January 2, 2009, Exhibit 10.14).
10.17*	Anixter International 2006 Stock Incentive Plan. (Incorporated by reference from Anixter International Inc. Form 10-Q for the quarterly period ended June 30, 2006, Exhibit 10.1).
10.18*	Anixter International 2010 Stock Incentive Plan. (Incorporated by reference to pages A-1 through A-3 of the Company's Proxy Statement filed on April 8, 2010).
10.19*	Anixter International Inc. Management Incentive Plan effective May 20, 2004. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended December 31, 2004, Exhibit 10.15).
10.20*	(a) Anixter International Inc. 2001 Stock Incentive Plan. (Incorporated by reference from Anixter International Inc. Registration Statement on Form S-8, File number 333-103270, Exhibit 4a).
	(b) First Amendment to the Anixter International Inc. 2001 Stock Incentive Plan effective May 20, 2004. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended December 31, 2004, Exhibit 10.18).
10.21*	Anixter International Inc. 2001 Mid-Level Stock Option Plan. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended January 3, 2003, Exhibit 10.19).
10.22*	Form of Anixter International Inc. Restricted Stock Unit Grant Agreement. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended January 2, 2009, Exhibit 10.19).
10.23*	Form of Anixter International Inc. Restricted Stock Unit Grant Agreement (Revised for grants made to certain employees on or after March 1, 2010). (Incorporated by reference from Anixter International Inc. Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2010, Exhibit 10.2).
10.24*	Anixter Inc. Amended and Restated Supplemental Executive Retirement Plan with Robert W. Grubbs and Dennis J. Letham, dated January 1, 2009. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended January 2, 2009, Exhibit 10.20).
10.25*	Employment Agreement with Robert W. Grubbs, dated January 1, 2006. (Incorporated by reference from Anixter International Inc. Current Report on Form 8-K filed on January 5, 2006, Exhibit 10.1).
10.26*	(a) Employment Agreement with Dennis J. Letham, dated January 1, 2006. (Incorporated by reference from Anixter International Inc. Current Report on Form 8-K filed on January 5, 2006, Exhibit 10.2). (b) First Amendment to the Employment Agreement with Dennis J. Letham, dated December 23, 2008. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended January 2, 2009, Exhibit 10.22(b)).
10.27*	Separation Agreement with Robert W. Grubbs, Jr., dated May 13, 2008. (Incorporated by reference from Anixter International Inc. Current Report on Form 8-K filed on May 19, 2008, Exhibit 10.1).

Exhibit No.	Description of Exhibit
10.28	(a) Amended and Restated Five-Year, $450.0 million, Revolving Credit Agreement, dated April 20, 2007, among Anixter Inc., Bank of America, N.A., as Agent, and other banks named therein. (Incorporated by reference from Anixter International Inc. Current Report on Form 8-K filed on April 23, 2007, Exhibit 10.1).
	(b) First Amendment to Amended and Restated Five-Year, $450.0 million, Revolving Credit Agreement, dated September 26, 2007, among Anixter Inc., Bank of America, N.A., as Administrative Agent, and other banks named therein. (Incorporated by reference from Anixter International Inc. Current Report on Form 8-K filed on October 2, 2007, Exhibit 10.1).
	(c) Amendment No. 2, dated July 23, 2009, to Amended and Restated Five-Year Revolving Credit Agreement dated April 20, 2007, as amended as of September 26, 2007, among Anixter Inc., Bank of America, N.A., as Administrative Agent, and other banks named therein. (Incorporated by reference from Anixter International Inc. Current Report on Form 8-K filed on July 28, 2009, Exhibit 10.1).
10.29	(a) $40.0 million (Canadian dollar) Credit Facility, dated November 18, 2005, among Anixter Canada Inc. and The Bank of Nova Scotia. (Incorporated by reference from Anixter International Inc. Form 10-K for the year ended December 30, 2005, Exhibit 10.24).
	(b) First Amendment to $40.0 million (Canadian dollar) Credit Facility, dated July 5, 2007, among Anixter Canada Inc. and The Bank of Nova Scotia. (Incorporated by reference from Anixter International Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2007, Exhibit 10.1).
	(c) Second Amendment to $40.0 million (Canadian dollar) Credit Facility, dated July 31, 2009, among Anixter Canada Inc. and The Bank of Nova Scotia. (Incorporated by reference from Anixter International Inc. Current Report on Form 8-K filed on August 4, 2009, Exhibit 10.1).
	(d) Third Amendment to $40.0 million (Canadian dollar) Credit Facility, dated January 1, 2011, among Anixter Canada Inc. and The Bank of Nova Scotia.
10.30	(a) £15 million Revolving Credit Agreement, dated September 12, 2007, among Anixter International Limited, Anixter Limited and The Royal Bank of Scotland plc, as Agent. (Incorporated by reference from Anixter International Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2009, Exhibit 10.1(a)).
	(b) Supplemental Agreement to £15 million Revolving Credit Agreement, dated September 4, 2009, among Anixter International Limited, Anixter Limited and The Royal Bank of Scotland plc, as Agent. (Incorporated by reference from Anixter International Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2009, Exhibit 10.1(b)).
10.31	(a) Amended and Restated Receivables Sale Agreement dated October 3, 2002, between Anixter Inc. and Anixter Receivables Corporation. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended January 3, 2003, Exhibit 4.6).
	(b) Amendment No. 1 to Amended and Restated Receivables Sale Agreement dated October 2, 2003 between Anixter Inc. and Anixter Receivables Corporation. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended January 2, 2004, Exhibit 4.9).
	(c) Amendment No. 2 to Amended and Restated Receivables Sale Agreement, dated September 30, 2004 between Anixter Inc. and Anixter Receivables Corporation. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended December 31, 2004, Exhibit 4.9).
	(d) Amendment No. 3 to Amended and Restated Receivables Sale Agreement, dated September 24, 2008 between Anixter Inc. and Anixter Receivables Corporation. (Incorporated by reference from Anixter International Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2008, Exhibit 10.2).

Exhibit No.	Description of Exhibit
	(e) Amendment No. 4 to Amended and Restated Receivables Sale Agreement, dated July 24, 2009, between Anixter Inc. and Anixter Receivables Corporation. (Incorporated by reference from Anixter International Inc. Current Report on Form 8-K filed on July 28, 2009, Exhibit 10.3).
	(f) Amended and Restated Receivables Purchase Agreement dated October 3, 2002, among Anixter Receivables Corporation, as Seller, Anixter Inc., as Servicer, Bank One, NA, as Agent and the other financial institutions named herein. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended January 3, 2003, Exhibit 4.7).
	(g) Amendment No. 1 to Amended and Restated Receivables Purchase Agreement dated October 2, 2003 among Anixter Receivables Corporation, as Seller, Anixter Inc., as Servicer, Bank One, NA, as Agent and the other financial institutions named herein. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended January 2, 2004, Exhibit 4.10).
	(h) Amendment No. 2 to Amended and Restated Receivables Purchase Agreement, dated September 30, 2004 among Anixter Receivables Corporation, as Seller, Anixter Inc., as Servicer, JP Morgan Chase Bank, NA, as Agent and the other financial institutions named herein. (Incorporated by reference from Anixter International Inc. Annual Report on Form 10-K for the year ended December 31, 2004, Exhibit 4.10).
	(i) Amendment No. 3 to Amended and Restated Receivables Purchase Agreement, dated September 29, 2005, among Anixter Receivables Corporation, as Seller, Anixter Inc., as Servicer, JP Morgan Chase Bank NA, as Agent and the other financial institutions named herein. (Incorporated by reference from Anixter International Inc. Form 10-K for the year ended December 30, 2005, Exhibit 10.31).
	(j) Amendment No. 4 to Amended and Restated Receivables Purchase Agreement, dated September 28, 2006, among Anixter Receivables Corporation, as Seller, Anixter Inc., as Servicer, JP Morgan Chase Bank, NA, as Agent and the other financial institutions named herein. (Incorporated by reference from Anixter International Inc. Form 10-Q for the quarterly period ended September 29, 2006, Exhibit 10.1).
	(k) Amendment No. 5 to Amended and Restated Receivables Purchase Agreement, dated September 27, 2007, among Anixter Receivables Corporation, as Seller, Anixter Inc., as Servicer, JPMorgan Chase Bank, N.A., as Agent and the other financial institutions named therein. (Incorporated by reference from Anixter International Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2007, Exhibit 10.1).
	(l) Amendment No. 6 to Amended and Restated Receivables Purchase Agreement, dated September 24, 2008, among Anixter Receivables Corporation, as Seller, Anixter Inc., as Servicer, JPMorgan Chase Bank, N.A., as Agent and the other financial institutions named therein. (Incorporated by reference from Anixter International Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2008, Exhibit 10.1).
	(m) Amendment No. 7 to Amended and Restated Receivables Purchase Agreement, dated July 24, 2009, among Anixter Receivables Corporation, as Seller, Anixter Inc., as Servicer, JPMorgan Chase Bank, N.A., as Agent and the other financial institutions named therein. (Incorporated by reference from Anixter International Inc. Current Report on Form 8-K filed on July 28, 2009, Exhibit 10.2).
	(n) Omnibus Agreement, entered into as of July 23, 2010, among Anixter Receivables Corporation, as Seller, Anixter Inc., as Servicer, Falcon Asset Securitization Company LLC and Three Pillars Funding LLC, as Conduits, and Suntrust Robinson Humphrey, Inc. and JPMorgan Chase Bank, N.A., as Managing Agents. (Incorporated by reference from Anixter International Inc. Current Report on Form 8-K filed on July 26, 2010, Exhibit 10.1).
(21) Subsidiaries of the Registrant.	
21.1	List of Subsidiaries of the Registrant.

Exhibit No.	Description of Exhibit
(23) Consents of experts and counsel.	
23.1	Consent of Independent Registered Public Accounting Firm.
(24) Power of attorney.	
24.1	Power of Attorney executed by Lord James Blyth, Frederic F. Brace, Linda Walker Bynoe, Robert J. Eck, Robert W. Grubbs, F. Philip Handy, Melvyn N. Klein, George Muñoz, Stuart M. Sloan, Matthew Zell and Samuel Zell.
(31) Rule 13a — 14(a) /15d — 14(a) Certifications.	
31.1	Robert J. Eck, President and Chief Executive Officer, Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Dennis J. Letham, Executive Vice President-Finance and Chief Financial Officer, Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32) Section 1350 Certifications.	
32.1	Robert J. Eck, President and Chief Executive Officer, Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Dennis J. Letham, Executive Vice President-Finance and Chief Financial Officer, Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(101) Extensible Business Reporting Language.	
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Attached as Exhibit 101 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Income for fiscal years ended December 31, 2010, January 1, 2010 and January 2, 2009, (ii) the Consolidated Balance Sheets at December 31, 2010 and January 1, 2010, (iii) the Consolidated Statements of Cash Flows for fiscal years ended December 31, 2010, January 1, 2010 and January 2, 2009, (iv) the Consolidated Statements of Stockholders' Equity for fiscal years ended December 31, 2010, January 1, 2010, January 2, 2009 and December 28, 2007, and (v) Notes to Consolidated Financial Statements for fiscal year ended December 31, 2010. Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities and Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Copies of other instruments defining the rights of holders of long-term debt of the Company and its subsidiaries not filed pursuant to Item 601(b)(4)(iii) of Regulation S-K and omitted copies of attachments to plans and material contracts will be furnished to the Securities and Exchange Commission upon request.

References made to Anixter International Inc. and Itel Corporation filings can be found at Commission File Number 001-10212.

ANIXTER INTERNATIONAL INC.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
ANIXTER INTERNATIONAL INC. (PARENT COMPANY)

STATEMENTS OF OPERATIONS

	Years Ended		
	December 31, 2010	January 1, 2010	January 2, 2009
		(In millions)	
Operating loss	$ (4.6)	$ (4.2)	$ (3.8)
Other (expense) income:			
Interest expense, including intercompany	(17.3)	(18.4)	(14.9)
Other	1.7	4.2	—
Loss before income taxes and equity in earnings of subsidiaries	(20.2)	(18.4)	(18.7)
Income tax benefit	7.7	6.7	12.5
Loss before equity in earnings of subsidiaries	(12.5)	(11.7)	(6.2)
Equity in earnings (loss) of subsidiaries	121.0	(17.6)	194.1
Net income (loss)	$108.5	$(29.3)	$187.9

See accompanying note to the condensed financial information of registrant.

ANIXTER INTERNATIONAL INC.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT ANIXTER INTERNATIONAL INC. (PARENT COMPANY)

BALANCE SHEETS

	December 31, 2010	January 1, 2010
	(In millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 0.4	$ 0.6
Other assets	0.5	3.5
Total current assets	0.9	4.1
Investment in and advances to subsidiaries	1,328.9	1,381.0
Other assets	1.9	2.7
	$1,331.7	$1,387.8
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses, due currently	$ 2.3	$ 1.3
Amounts currently due to affiliates, net	4.1	0.7
Long-term debt	312.7	361.7
Other non-current liabilities	1.8	—
Total liabilities	320.9	363.7
Stockholders' equity:		
Common stock	34.3	34.7
Capital surplus	230.1	225.1
Accumulated other comprehensive loss	(27.8)	(55.3)
Retained earnings	774.2	819.6
Total stockholders' equity	1,010.8	1,024.1
	$1,331.7	$1,387.8

See accompanying note to the condensed financial information of registrant.

ANIXTER INTERNATIONAL INC.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT ANIXTER INTERNATIONAL INC. (PARENT COMPANY)

STATEMENTS OF CASH FLOWS

	Years Ended		
	December 31, 2010	January 1, 2010	January 2, 2009
	(In millions)		
Operating activities:			
Net income (loss)	$ 108.5	$ (29.3)	$ 187.9
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Dividend from subsidiary	271.8	125.7	—
Equity in earnings of subsidiaries	(121.0)	17.6	(194.1)
Net gain on retirement of debt	(1.4)	(3.6)	—
Accretion of debt discount	18.0	19.3	18.4
Stock-based compensation	1.8	1.9	1.8
Amortization of deferred financing costs	0.9	0.8	0.9
Intercompany transactions	(0.9)	(12.4)	(0.4)
Income tax benefit	(7.7)	(6.7)	(12.5)
Changes in current assets and liabilities, net	(2.1)	(0.3)	(4.8)
Net cash provided by (used in) operating activities	267.9	113.0	(2.8)
Investing activities	—	—	—
Financing activities:			
Purchase of common stock for treasury	(41.2)	(34.9)	(104.6)
Payment of cash dividend	(111.0)	(0.3)	(0.7)
Retirement of Notes due 2033 — debt component	(65.6)	(56.5)	—
Retirement of Notes due 2033 — equity component	(54.0)	(34.3)	—
Loans (to) from subsidiaries, net	(5.0)	11.0	98.0
Proceeds from issuance of common stock	8.7	2.5	10.1
Net cash (used in) provided by financing activities	(268.1)	(112.5)	2.8
(Decrease) increase in cash and cash equivalents	(0.2)	0.5	—
Cash and cash equivalents at beginning of year	0.6	0.1	0.1
Cash and cash equivalents at end of year	$ 0.4	$ 0.6	$ 0.1

See accompanying note to the condensed financial information of registrant.

ANIXTER INTERNATIONAL INC.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
ANIXTER INTERNATIONAL INC. (PARENT COMPANY)

NOTE TO THE CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Note A — Basis of Presentation

In the parent company condensed financial statements, the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Company's share of net income of its unconsolidated subsidiaries is included in consolidated income using the equity method. The parent company financial statements should be read in conjunction with the Company's consolidated financial statements.

ANIXTER INTERNATIONAL INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Years ended December 31, 2010, January 1, 2010 and January 2, 2009

Description	Balance at beginning of the period	Charged to income	Charged to other accounts	Deductions	Balance at end of the period
			(In millions)		
Year ended December 31, 2010:					
Allowance for doubtful accounts	$25.7	$12.3	$ (0.4)	$(13.5)	$24.1
Allowance for deferred tax asset	$18.7	$ 1.7	$ (1.6)	$ —	$18.8
Year ended January 1, 2010:					
Allowance for doubtful accounts	$29.4	$12.4	$ 0.6	$(16.7)	$25.7
Allowance for deferred tax asset	$13.8	$ (6.6)	$11.5	$ —	$18.7
Year ended January 2, 2009:					
Allowance for doubtful accounts	$25.6	$37.0	$ 1.8	$(35.0)	$29.4
Allowance for deferred tax asset	$15.4	$ 0.3	$ (1.9)	$ —	$13.8

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glenview, State of Illinois, on the 28th day of February 2011.

ANIXTER INTERNATIONAL INC.

By: /s/ Dennis J. Letham

Dennis J. Letham
Executive Vice President-Finance and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert J. Eck Robert J. Eck	President and Chief Executive Officer (Principal Executive Officer)	February 28, 2011
/s/ Dennis J. Letham Dennis J. Letham	Executive Vice President — Finance (Principal Financial Officer)	February 28, 2011
/s/ Terrance A. Faber Terrance A. Faber	Vice President — Controller (Principal Accounting Officer)	February 28, 2011
/s/ Lord James Blyth* Lord James Blyth	Director	February 28, 2011
/s/ Frederic F. Brace* Frederic F. Brace	Director	February 28, 2011
/s/ Linda Walker Bynoe* Linda Walker Bynoe	Director	February 28, 2011
/s/ Robert J. Eck Robert J. Eck	Director	February 28, 2011
/s/ Robert W. Grubbs* Robert W. Grubbs	Director	February 28, 2011
/s/ F. Philip Handy* F. Philip Handy	Director	February 28, 2011
/s/ Melvyn N. Klein* Melvyn N. Klein	Director	February 28, 2011
/s/ George Muñoz* George Muñoz	Director	February 28, 2011
/s/ Stuart M. Sloan* Stuart M. Sloan	Director	February 28, 2011
/s/ Matthew Zell* Matthew Zell	Director	February 28, 2011
/s/ Samuel Zell* Samuel Zell	Director	February 28, 2011

*By /s/ Dennis J. Letham

Dennis J. Letham *(Attorney in fact)*
Dennis J. Letham, as attorney in fact for each person indicated

Investor Information

COMMON STOCK

Anixter's common stock has traded on the New York Stock Exchange under the symbol AXE since 1995.

QUARTERLY STOCK PRICES

This table shows Anixter's common stock price, as reported by the New York Stock Exchange.

	High	Low	Close
2010			
First	**$48.85**	**$38.42**	**$47.16**
Second	**54.16**	**41.31**	**41.90**
Third	**54.99**	**41.27**	**54.28**
Fourth	**61.17**	**52.10**	**59.73**
2009			
First	$36.46	$24.46	$32.95
Second	43.80	31.06	38.59
Third	41.50	31.57	38.50
Fourth	48.55	38.49	47.10

STOCK OWNERSHIP

On February 18, 2011, Anixter had 34,168,610 shares outstanding, 16.2 percent of which were held by officers and directors. On that date, the Company had 2,340 stockholders of record.

DIVIDEND POLICY

The Company has never paid regular cash dividends on its common stock. However, in 2010, the Company declared a special dividend of $3.25 per common share as a return of excess capital to shareholders and paid $111.0 million on October 28, 2010, to shareholders of record on October 15, 2010.

INVESTOR RELATIONS CONTACT

Investors seeking information about Anixter should contact:
Dennis J. Letham
Executive Vice President—Finance and CFO
Phone: 224.521.8601
Fax: 224.521.8557
E-mail: dennis.letham@anixter.com

WEB SITE

For more information on Anixter, visit its site at anixter.com.

ANNUAL REPORT AND FORM 10-K

Copies of Anixter's 2010 annual report and Form 10-K as filed with the Securities and Exchange Commission are available without charge through the Company's Web site (anixter.com) or by contacting the Investor Relations Department.

SHAREHOLDER SERVICES

Questions on stock ownership should be directed to the Investor Relations Department between 8:30 a.m. and 5:00 p.m. Central Time at:

Phone: 224.521.8743
Fax: 224.521.8557

CORPORATE HEADQUARTERS

Anixter International Inc.
2301 Patriot Blvd.
Glenview, Illinois 60026
Phone: 224.521.8000

TRANSFER AGENT

To keep securities information up to date and ensure that shareholders receive financial information as soon as possible, please contact the transfer agent with any changes in your name or address.

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0856
Phone: 800.468.9716
TDD for Hearing Impaired: 651.453.2133
Web site: shareowneronline.com

ANNUAL MEETING

The annual meeting of stockholders will be held at:
8:30 a.m. Central Time on May 12, 2011, at
Two North Riverside Plaza, Chicago, IL 60606

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP
155 North Wacker Drive
Chicago, Illinois 60606

CERTIFICATIONS

Our CEO certification for 2010, required under Section 303A.12(a) of the NYSE Listed Company Manual, was filed on May 28, 2010, without any qualifications to the certification. In addition, the CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act have been filed as exhibits to the 2010 Form 10-K.

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ANIXTER

Anixter International Inc. • 2301 Patriot Boulevard, Glenview, IL 60026-8020 • 224.521.8000 • anixter.com